
VictoryBase Corporation
And Its Subsidiaries and Affiliates
AS OF APRIL 23, 2024
Thomas Paquin, as Trustee of The Tom Paquin Irrevocable Trust
100% Membership Interests (100% of economic and voting interests)
Exchange Agreement
VBRE may exchange Class A units of Holdings for Class A shares of the company
Tax Receivable Agreement
Investors in the Offering
VictoryBase RE, LLC
Texas Limited Liability Company
1,000,000 Class B shares and 25,000 Class A shares
VictoryBase Corporation
Delaware Corporation
7,760 Class A shares
645, 456 Class A units
7,373 Class B units
VictoryBase Holdings LLC
Texas Limited Liability Company
100% Membership Interests (100% of economic and voting interests)
100% of common membership interest
Preferred Member
$2 million of preferred membership interests
VictoryBase SC1 LLC
Texas Limited Liability Company
(holds VictoryBase Properties in Beaufort, SC)
VictoryBase NY1 LLC
Texas Limited Liability Company
(holds VictoryBase Properties in Sackets Harbor, NY)

FOURTH AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
VICTORYBASE HOLDINGS, LLC

This Fourth Amendment (this "Amendment"), dated April 29th, 2024 (the "Effective Date"), amends the Limited Liability Company Agreement dated December 9, 2020 of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023, and the Third Amendment thereto, dated June 9, 2023, (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement

Recitals:

A. VBC uses proceeds from its Regulation CF offering to purchase 7,372 Class B units of VBH, resulting in a transaction of $73,720 at the current $10.00 unit price. Some or all these funds may be delayed due to fund clearing limitations with our investment platform. If VBC is unable to provide funds for the entire purchase, the additional funds will be treated as a non-interest-bearing liability until VBC can provide the full payment, but will still be booked at the dated market price of VBH Class B Units.

B. VBH issues 7,372 Class B units of VBH to VBC;

C. VBRE exercises it right, contained in Exhibit C of the Second Amendment to VictoryBase Holdings, LLC, to convert 30,000 class C units of VBH to 74,894 Class A units of VBH;

D. VBH distributes $58,200 to VictoryBase NY1, LLC ("NY1") to use for capital improvements and working capital. $15,520 will remain in cash at VBH to support future redemptions or capital requirements as deemed necessary by management;

E. For the future contribution of assets and/or entities into VBH, VBRE may add reasonable market fees prior to contribution at managements discretion;

F. As of the effective date and following the execution of all other items herein, units of VBH will change from the previous $10.00 per unit price to $11.11. This calculation is contained herein, attached and amended as Schedule B. Our valuation policies can be found in the VictoryBase Corporation Form-C.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1. Purchase of Class B Units of VBH by VBC. On or about the date hereof, VBC shall purchase 7,372 Class B Units of VBH. This shall result in the payment of $73,720 from VBC to VBH. VBC may have delays or limitations in its ability to pay for these units all at once, due to the limitations and requirements of our investment platform. If this occurs, the sale of units shall be executed at the current $10.00 unit price and VBC will incur a liability to VBH until the funds are paid in full. This liability between VBH and VBC shall be non-interest bearing and shall be paid within 15 days after VBC clears funds from our investment portal.

2. Distribution of Capital to NY1. Following the sale of Class B units to VBC, VBH shall distribute $58,200 from VBH to NY1's operating cash account to use towards capital improvements and general working capital.

3. VBRE Conversion of Class C to Class A Units. Following the guidelines set forth by the Second Amendment to VictoryBase Holdings, LLC Exhibit C, VBRE shall convert 30,000 Class B units to 74,894 Class A Units. Calculations are contained herein under Schedule B.

4. Fees included in the contribution value of assets from VBRE to VBH. VBRE may include fees into the contribution value to account for expenses incurred from the acquisition, the contribution, and the VBC Regulation CF offering. This means that VBRE's asset/entity contribution value may be higher than the actual acquisition price of the asset or entity. Fees may include an offering fee, an acquisition fee, a sourcing fee, an admin fee, and any other fees deemed necessary or appropriate by management. These fees may also vary at the discretion of management.

5. Unit Price Adjustment. As of the effective Date, the company shall adjust the unit price of VBH from $10.00 to $11.11. Schedule B is attached hereto, describing the calculation used to determine the Net Asset Value of VBH.

6. Amendment to Existing Company Agreement. As of the Effective Date, and after giving effect to the above Issuances, Schedule A to the Existing Company Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

7. No Other Amendments. Except as specifically set forth in this Amendment, all terms and conditions of the Existing Company Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

8. Further Assurances. The signing parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Amendment and the documents referred to in this Amendment.

9. Miscellaneous. THIS AMENDMENT SHALL BE GOVERNED BY TEXAS LAW (OTHER THAN THE CONFLICTS LAWS AND RULES OF TEXAS). This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original. A faxed or e-mailed signature to this Amendment will be fully binding and enforceable without

requiring delivery of the original signature to this Amendment. This Amendment (along with the Contribution Agreement and the other agreements referenced herein or therein) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Amendment is binding on, and enforceable by, the parties hereto and their heirs, successors, and assigns.

[*Signature page follows*.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: ____________________________
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: ____________________________
Thomas Paquin, President

SCHEDULE A

Schedule of Members
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

Name and Address of Member	Number of Units	Class of Units
VictoryBase RE, LLC Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	645,456 0	Class A Class C
VictoryBase Corporation Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	7,373	Class B

SCHEDULE B

Schedule of Unit Price Adjustments
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

	Previous Unit Price	Updated Unit Price
	August 31, 2023	April 29, 2024
	$10.00	$11.11
SC1 LLC Value	$15,000,000	$15,500,000
SC1 Cashflow Accumulated	$0	$149,935
NY1 Net Value	$8,200,000	$8,700,000
NY1 Cashflow Accumulated	$0	-$51,057
Capital from VBC for Class B Units	$0	$73,720
Adjustment (+/-)	$0	$723,655
Class A Units Outstanding	570,562	645,456
Class B Units Outstanding	1	7,372
Class C Units Outstanding	30,000	0
Total Units Outstanding	600,563	652,828

	Previous Unit Balance	Current Unit Balance	Value	% of VBH Owned
VBRE Total Class A Units	*570,562*	*645,456*	$7,170,046	98.87%
VB Corp Class B Units	*1*	*7,373*	$81,903	1.13%
Total Units Owned VBH	570,563	652,829	$7,251,949	100.00%

Conversion Calculations		
Class C Units Owned by VBRE	30,000	
Starting Unit Value	$10.00	
Increase in FMV to NY1	$448,943	**Appreciation and cashflow of NY1
Value in Class A Units	44,894	**Valued at the starting $10.00 unit price
Adding in the original Class C units	74,894	**Add back original 30,000 Class C units at $10.00 unit price
VBRE Total Class A Units after Conversion	645,456	**Add to original balance outstanding of 570,562

MULTIFAMILY LOAN AND SECURITY AGREEMENT

(NON-RECOURSE)

BY AND BETWEEN

**VICTORYBASE SC1, LLC, A
TEXAS LIMITED LIABILITY COMPANY**

AND

**WALKER & DUNLOP, LLC, A
DELAWARE LIMITED LIABILITY COMPANY**

DATED AS OF

JUNE 2, 2023

Fannie Mae

TABLE OF CONTENTS

MULTIFAMILY LOAN AND SECURITY AGREEMENT
(Non-Recourse)

This MULTIFAMILY LOAN AND SECURITY AGREEMENT (as amended, restated, replaced, supplemented, or otherwise modified from time to time, the "**Loan Agreement**") is made as of the Effective Date (as hereinafter defined) by and between **VICTORYBASE SC1, LLC**, a Texas limited liability company ("**Borrower**"), and **WALKER & DUNLOP, LLC**, a Delaware limited liability company ("**Lender**").

RECITALS:

WHEREAS, Borrower desires to obtain the Mortgage Loan (as hereinafter defined) from Lender to be secured by the Mortgaged Property (as hereinafter defined); and

WHEREAS, Lender is willing to make the Mortgage Loan on the terms and conditions contained in this Loan Agreement and in the other Loan Documents (as hereinafter defined);

NOW, THEREFORE, in consideration of the making of the Mortgage Loan by Lender and other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereby covenant, agree, represent, and warrant as follows:

AGREEMENTS:

ARTICLE 1 - DEFINITIONS; SUMMARY OF MORTGAGE LOAN TERMS

Section 1.01 Defined Terms.

Capitalized terms not otherwise defined in the body of this Loan Agreement shall have the meanings set forth in the Definitions Schedule attached as Schedule 1 to this Loan Agreement.

Section 1.02 Schedules, Exhibits, and Attachments Incorporated.

The schedules, exhibits, and any other addenda or attachments are incorporated fully into this Loan Agreement by this reference and each constitutes a substantive part of this Loan Agreement.

ARTICLE 2 - GENERAL MORTGAGE LOAN TERMS

Section 2.01 Mortgage Loan Origination and Security.

(a) Making of Mortgage Loan.

Subject to the terms and conditions of this Loan Agreement and the other Loan Documents, Lender hereby makes the Mortgage Loan to Borrower, and Borrower hereby accepts the Mortgage Loan from Lender. Borrower covenants and agrees that it shall:

(1) pay the Indebtedness, including the Prepayment Premium, if any (whether in connection with any voluntary prepayment or in connection with an acceleration by Lender of the Indebtedness), in accordance with the terms of this Loan Agreement and the other Loan Documents; and

(2) perform, observe, and comply with this Loan Agreement and all other provisions of the other Loan Documents.

(b) Security for Mortgage Loan.

The Mortgage Loan is made pursuant to this Loan Agreement, is evidenced by the Note, and is secured by the Security Instrument, this Loan Agreement, and the other Loan Documents that are expressly stated to be security for the Mortgage Loan.

(c) Protective Advances.

As provided in the Security Instrument, Lender may take such actions or disburse such funds as Lender reasonably deems necessary to perform the obligations of Borrower under this Loan Agreement and the other Loan Documents and to protect Lender's interest in the Mortgaged Property.

Section 2.02 Payments on Mortgage Loan.

(a) Debt Service Payments.

(1) Short Month Interest.

If the date the Mortgage Loan proceeds are disbursed is any day other than the first day of the month, interest for the period beginning on the disbursement date and ending on and including the last day of the month in which the disbursement occurs shall be payable by Borrower on the date the Mortgage Loan proceeds are disbursed. In the event that the disbursement date is not the same as the Effective Date, then:

(A) the disbursement date and the Effective Date must be in the same month, and

(B) the Effective Date shall not be the first day of the month.

(2) Interest Accrual and Computation.

Except as provided in Section 2.02(a)(1), interest shall be paid in arrears. Interest shall accrue as provided in the Schedule of Interest Rate Type Provisions and shall be computed in accordance with the Interest Accrual Method. If the Interest Accrual Method is "Actual/360," Borrower acknowledges and agrees that the amount allocated to interest for each month will vary depending on the actual number of calendar days during such month.

(3) Monthly Debt Service Payments.

Consecutive monthly debt service installments (comprised of either interest only or principal and interest, depending on the Amortization Type), each in the amount of the applicable Monthly Debt Service Payment, shall be due and payable on the First Payment Date, and on each Payment Date thereafter until the Maturity Date, at which time all Indebtedness shall be due. Any regularly scheduled Monthly Debt Service Payment that is received by Lender before the applicable Payment Date shall be deemed to have been received on such Payment Date solely for the purpose of calculating interest due. All payments made by Borrower under this Loan Agreement shall be made without set-off, counterclaim, or other defense.

(4) Payment at Maturity.

The unpaid principal balance of the Mortgage Loan, any Accrued Interest thereon and all other Indebtedness shall be due and payable on the Maturity Date.

(5) Interest Rate Type.

See the Schedule of Interest Rate Type Provisions for additional provisions, if any, specific to the Interest Rate Type.

(b) Capitalization of Accrued But Unpaid Interest.

Any accrued and unpaid interest on the Mortgage Loan remaining past due for thirty (30) days or more may, at Lender's election, be added to and become part of the unpaid principal balance of the Mortgage Loan.

(c) Late Charges.

(1) If any Monthly Debt Service Payment due hereunder is not received by Lender within ten (10) days (or fifteen (15) days for any Mortgaged Property located in Mississippi or North Carolina to comply with applicable law) after the applicable Payment Date, or any amount payable under this Loan Agreement (other than the payment due on the Maturity Date for repayment of the Mortgage Loan in full) or any other Loan Document

is not received by Lender within ten (10) days (or fifteen (15) days for any Mortgaged Property located in Mississippi or North Carolina to comply with applicable law) after the date such amount is due, inclusive of the date on which such amount is due, Borrower shall pay to Lender, immediately without demand by Lender, the Late Charge.

The Late Charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 2.02(d).

(2) Borrower acknowledges and agrees that:

(A) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Mortgage Loan;

(B) it is extremely difficult and impractical to determine those additional expenses;

(C) Lender is entitled to be compensated for such additional expenses; and

(D) the Late Charge represents a fair and reasonable estimate, taking into account all circumstances existing on the date hereof, of the additional expenses Lender will incur by reason of any such late payment.

(d) Default Rate.

(1) Default interest shall be paid as follows:

(A) If any amount due in respect of the Mortgage Loan (other than amounts due on the Maturity Date) remains past due for thirty (30) days or more, interest on such unpaid amount(s) shall accrue from the date payment is due at the Default Rate and shall be payable upon demand by Lender.

(B) If any Indebtedness due is not paid in full on the Maturity Date, then interest shall accrue at the Default Rate on all such unpaid amounts from the Maturity Date until fully paid and shall be payable upon demand by Lender.

Absent a demand by Lender, any such amounts shall be payable by Borrower in the same manner as provided for the payment of Monthly Debt Service Payments. To the extent permitted by applicable law, interest shall also accrue at the Default Rate on any judgment obtained by Lender against Borrower in connection with the Mortgage Loan. To the extent Borrower or any other Person is vested with a right of redemption, interest shall continue to accrue at the Default Rate during any redemption period until such time as the Mortgaged Property has been redeemed.

(2) Borrower acknowledges and agrees that:

(A) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Mortgage Loan; and

(B) in connection with any failure to timely pay all amounts due in respect of the Mortgage Loan on the Maturity Date, or during the time that any amount due in respect of the Mortgage Loan is delinquent for more than thirty (30) days:

(i) Lender's risk of nonpayment of the Mortgage Loan will be materially increased;

(ii) Lender's ability to meet its other obligations and to take advantage of other investment opportunities will be adversely impacted;

(iii) Lender will incur additional costs and expenses arising from its loss of the use of the amounts due;

(iv) it is extremely difficult and impractical to determine such additional costs and expenses;

(v) Lender is entitled to be compensated for such additional risks, costs, and expenses; and

(vi) the increase from the Interest Rate to the Default Rate represents a fair and reasonable estimate of the additional risks, costs, and expenses Lender will incur by reason of Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquency on the Mortgage Loan (taking into account all circumstances existing on the Effective Date).

(e) Address for Payments.

All payments due pursuant to the Loan Documents shall be payable at Lender's Payment Address, or such other place and in such manner as may be designated from time to time by written notice to Borrower by Lender.

(f) Application of Payments.

If at any time Lender receives, from Borrower or otherwise, any payment in respect of the Indebtedness that is less than all amounts due and payable at such time, then Lender may apply such payment to amounts then due and payable in any manner and in any order determined by Lender or hold in suspense and not apply such payment at Lender's election. Neither Lender's acceptance of a payment that is less than all amounts then due and payable, nor Lender's

application of, or suspension of the application of, such payment, shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such payment to the Indebtedness, Borrower's obligations under this Loan Agreement and the other Loan Documents shall remain unchanged.

Section 2.03 Lockout/Prepayment.

(a) Prepayment; Prepayment Lockout; Prepayment Premium.

(1) Borrower shall not make a voluntary partial prepayment on the Mortgage Loan at any time during the Loan Term, or a voluntary full prepayment on the Mortgage Loan at any time during any Prepayment Lockout Period. Except as expressly provided in this Loan Agreement (including as provided in the Prepayment Premium Schedule), a Prepayment Premium calculated in accordance with the Prepayment Premium Schedule shall be payable in connection with any prepayment of the Mortgage Loan.

(2) If a Prepayment Lockout Period applies to the Mortgage Loan, and during such Prepayment Lockout Period Lender accelerates the unpaid principal balance of the Mortgage Loan or otherwise applies collateral held by Lender to the repayment of any portion of the unpaid principal balance of the Mortgage Loan, the Prepayment Premium shall be due and payable and equal to the amount obtained by multiplying the percentage indicated (if at all) in the Prepayment Premium Schedule by the amount of principal being prepaid at the time of such acceleration or application.

(b) Voluntary Prepayment in Full.

At any time after the expiration of any Prepayment Lockout Period, Borrower may voluntarily prepay the Mortgage Loan in full on a Permitted Prepayment Date so long as:

(1) Borrower delivers to Lender a Prepayment Notice specifying the Intended Prepayment Date not more than sixty (60) days, but not less than thirty (30) days (if given via U.S. Postal Service) or twenty (20) days (if given via facsimile, e-mail, or overnight courier) prior to such Intended Prepayment Date; and

(2) Borrower pays to Lender an amount equal to the sum of:

(A) the entire unpaid principal balance of the Mortgage Loan; plus

(B) all Accrued Interest (calculated through the last day of the month in which the prepayment occurs); plus

(C) the Prepayment Premium; plus

(D) all other Indebtedness.

In connection with any such voluntary prepayment, Borrower acknowledges and agrees that interest shall always be calculated and paid through the last day of the month in which the prepayment occurs (even if the Permitted Prepayment Date for such month is not the last day of such month, or if Lender approves prepayment on an Intended Prepayment Date that is not a Permitted Prepayment Date). Borrower further acknowledges that Lender is not required to accept a voluntary prepayment of the Mortgage Loan on any day other than a Permitted Prepayment Date. However, if Lender does approve an Intended Prepayment Date that is not a Permitted Prepayment Date and accepts a prepayment on such Intended Prepayment Date, such prepayment shall be deemed to be received on the immediately following Permitted Prepayment Date. If Borrower fails to prepay the Mortgage Loan on the Intended Prepayment Date for any reason (including on any Intended Prepayment Date that is approved by Lender) and such failure either continues for five (5) Business Days, or into the following month, Lender shall have the right to recalculate the payoff amount. If Borrower prepays the Mortgage Loan either in the following month or more than five (5) Business Days after the Intended Prepayment Date that was approved by Lender, Lender shall also have the right to recalculate the payoff amount based upon the amount of such payment and the date such payment was received by Lender. Borrower shall immediately pay to Lender any additional amounts required by any such recalculation.

(c) Acceleration of Mortgage Loan.

Upon acceleration of the Mortgage Loan, Borrower shall pay to Lender:

(1) the entire unpaid principal balance of the Mortgage Loan;

(2) all Accrued Interest (calculated through the last day of the month in which the acceleration occurs);

(3) the Prepayment Premium; and

(4) all other Indebtedness.

(d) Application of Collateral.

Any application by Lender of any collateral or other security to the repayment of all or any portion of the unpaid principal balance of the Mortgage Loan prior to the Maturity Date in accordance with the Loan Documents shall be deemed to be a prepayment by Borrower. Any such prepayment shall require the payment to Lender by Borrower of the Prepayment Premium calculated on the amount being prepaid in accordance with this Loan Agreement.

(e) Casualty and Condemnation.

Notwithstanding any provision of this Loan Agreement to the contrary, no Prepayment Premium shall be payable with respect to any prepayment occurring as a result of the application of (1) any insurance proceeds received in connection with a casualty or (2) any amounts received in connection with a Condemnation Action in accordance with this Loan Agreement.

(f) No Effect on Payment Obligations.

Unless otherwise expressly provided in this Loan Agreement, any prepayment required by any Loan Document of less than the entire unpaid principal balance of the Mortgage Loan shall not extend or postpone the due date of any subsequent Monthly Debt Service Payments, Monthly Replacement Reserve Deposit, or other payment, or change the amount of any such payments or deposits.

(g) Loss Resulting from Prepayment.

In any circumstance in which a Prepayment Premium is due under this Loan Agreement, Borrower acknowledges that:

(1) any prepayment of the unpaid principal balance of the Mortgage Loan, whether voluntary or involuntary, or following the occurrence of an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional risk, expense, and frustration or impairment of Lender's ability to meet its commitments to third parties;

(2) it is extremely difficult and impractical to ascertain the extent of such losses, risks, and damages;

(3) the formula for calculating the Prepayment Premium represents a reasonable estimate of the losses, risks, and damages Lender will incur as a result of a prepayment; and

(4) the provisions regarding the Prepayment Premium contained in this Loan Agreement are a material part of the consideration for the Mortgage Loan, and that the terms of the Mortgage Loan are in other respects more favorable to Borrower as a result of Borrower's voluntary agreement to such prepayment provisions.

ARTICLE 3 - PERSONAL LIABILITY

Section 3.01 Non-Recourse Mortgage Loan; Exceptions.

Except as otherwise provided in this Article 3 or in any other Loan Document, none of Borrower, or any director, officer, manager, member, partner, shareholder, trustee, trust beneficiary, or employee of Borrower, shall have personal liability under this Loan Agreement or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents, and Lender's only recourse for the satisfaction of such Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against Guarantor under any Loan Document.

Section 3.02 Personal Liability of Borrower (Exceptions to Non-Recourse Provision).

(a) Personal Liability Based on Lender's Loss.

Borrower shall be personally liable to Lender for the repayment of the portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of, subject to any notice and cure period, if any:

(1) failure to pay as directed by Lender upon demand after an Event of Default (to the extent actually received by Borrower):

(A) all Rents to which Lender is entitled under the Loan Documents; and

(B) the amount of all security deposits then held or thereafter collected by Borrower from tenants and not properly applied pursuant to the applicable Leases;

(2) failure to maintain all insurance policies required by the Loan Documents, except to the extent Lender has the obligation to pay the premiums pursuant to Section 12.03(c);

(3) failure to apply all insurance proceeds received by Borrower or any amounts received by Borrower in connection with a Condemnation Action, as required by the Loan Documents;

(4) failure to comply with any provision of this Loan Agreement or any other Loan Document relating to the delivery of books and records, statements, schedules, and reports;

(5) except to the extent directed otherwise by Lender pursuant to Section 3.02(a)(1), failure to apply Rents to the ordinary and necessary expenses of owning and operating the Mortgaged Property and Debt Service Amounts, as and when each is due and payable, except that Borrower will not be personally liable with respect to Rents that are distributed by Borrower in any calendar year if Borrower has paid all ordinary and necessary expenses of owning and operating the Mortgaged Property and Debt Service Amounts for such calendar year;

(6) waste or abandonment of the Mortgaged Property;

(7) grossly negligent or reckless unintentional material misrepresentation or omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with ongoing financial or other reporting required by the Loan Documents, or any request for action or consent by Lender; or

(8) any claims, actions, suits or proceedings arising from any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, including costs, attorneys' fees, and expenses incurred in connection with such claims, actions, suits or proceedings.

Notwithstanding the foregoing, Borrower shall not have personal liability under clauses (1), (3), or (5) above to the extent that Borrower lacks the legal right to direct the disbursement of the applicable funds due to an involuntary Bankruptcy Event that occurs without the consent, encouragement, or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate.

(b) Full Personal Liability for Mortgage Loan.

Borrower shall be personally liable to Lender for the repayment of all of the Indebtedness, and the Mortgage Loan shall be fully recourse to Borrower, upon the occurrence of any of the following:

(1) failure by Borrower to comply with the single-asset entity requirements of Section 4.02(d) of this Loan Agreement;

(2) a Transfer (other than a conveyance of the Mortgaged Property at a Foreclosure Event pursuant to the Security Instrument and this Loan Agreement) that is not permitted under this Loan Agreement or any other Loan Document;

(3) the occurrence of any Bankruptcy Event (other than an acknowledgement in writing as described in clause (b) of the definition of "Bankruptcy Event"); provided, however, in the event of an involuntary Bankruptcy Event, Borrower shall only be personally liable if such involuntary Bankruptcy Event occurs with the consent, encouragement, or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate;

(4) fraud, written material misrepresentation, or material omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with any application for or creation of the Indebtedness;

(5) fraud, written intentional material misrepresentation, or intentional material omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with ongoing financial or other reporting required by the Loan Documents, or any request for action or consent by Lender; or

(6) a Division that is not permitted under this Loan Agreement or any other Loan Document.

Section 3.03 Personal Liability for Indemnity Obligations.

Borrower shall be personally and fully liable to Lender for Borrower's indemnity obligations under Section 13.01(e) of this Loan Agreement, the Environmental Indemnity Agreement, and any other express indemnity obligations provided by Borrower under any Loan Document. Borrower's liability for such indemnity obligations shall not be limited by the amount of the Indebtedness, the repayment of the Indebtedness, or otherwise, provided that Borrower's liability for such indemnities shall not include any loss caused by the gross negligence or willful misconduct of Lender as determined by a court of competent jurisdiction pursuant to a final non-appealable court order.

Section 3.04 Lender's Right to Forego Rights Against Mortgaged Property.

To the extent that Borrower has personal liability under this Loan Agreement or any other Loan Document, Lender may exercise its rights against Borrower personally to the fullest extent permitted by applicable law without regard to whether Lender has exercised any rights against the Mortgaged Property, the UCC Collateral, or any other security, or pursued any rights against Guarantor, or pursued any other rights available to Lender under this Loan Agreement, any other Loan Document, or applicable law. For purposes of this Section 3.04 only, the term "Mortgaged Property" shall not include any funds that have been applied by Borrower as required or permitted by this Loan Agreement prior to the occurrence of an Event of Default, or that Borrower was unable to apply as required or permitted by this Loan Agreement because of a Bankruptcy Event. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Article 3, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

ARTICLE 4 - BORROWER STATUS

Section 4.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 4.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Due Organization and Qualification; Organizational Agreements.

(1) Borrower is validly existing and qualified to transact business, and in good standing in:

(A) the state in which it is formed or organized;

(B) the state in which the Mortgaged Property is located; and

(C) each other jurisdiction that qualification or good standing is required according to applicable law to conduct its business with respect to the Mortgaged Property and where the failure to be so qualified or in good standing would

adversely affect Borrower's operation of the Mortgaged Property or the validity, enforceability or the ability of Borrower to perform its obligations under this Loan Agreement or any other Loan Document.

(2) True, correct and complete organizational documents of Borrower, Guarantor and Key Principal have been delivered to Lender prior to the Effective Date. The Ownership Interests Schedule attached hereto as Schedule 8 to this Loan Agreement sets forth:

(A) the direct owners of Borrower and their respective interests;

(B) the indirect owners (and any non-member managers) of Borrower that Control Borrower and their respective interests (excluding any Publicly-Held Corporations or Publicly-Held Trusts); and

(C) the indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower and their respective interests (excluding any Publicly-Held Corporations or Publicly-Held Trusts).

(b) Location.

Borrower's General Business Address is Borrower's principal place of business and principal office.

(c) Power and Authority.

Borrower has the requisite power and authority:

(1) to own the Mortgaged Property and to carry on its business as now conducted and as contemplated to be conducted in connection with the performance of its obligations under this Loan Agreement and under the other Loan Documents to which it is a party; and

(2) to execute and deliver this Loan Agreement and the other Loan Documents to which it is a party, and to carry out the transactions contemplated by this Loan Agreement and the other Loan Documents to which it is a party.

(d) Due Authorization.

The execution, delivery, and performance of this Loan Agreement and the other Loan Documents to which it is a party have been duly authorized by all necessary action and proceedings by or on behalf of Borrower, and no further approvals or filings of any kind, including any approval of or filing with any Governmental Authority, are required by or on behalf of Borrower as a condition to the valid execution, delivery, and performance by Borrower of this Loan Agreement or any of the other Loan Documents to which it is a party, except filings required to perfect and

maintain the liens to be granted under the Loan Documents and routine filings to maintain good standing and its existence.

(e) Valid and Binding Obligations.

This Loan Agreement and the other Loan Documents to which it is a party have been duly executed and delivered by Borrower and constitute the legal, valid, and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as such enforceability may be limited by applicable Insolvency Laws or by the exercise of discretion by any court.

(f) Effect of Mortgage Loan on Borrower's Financial Condition.

The Mortgage Loan will not render Borrower Insolvent. Borrower has sufficient working capital, including proceeds from the Mortgage Loan, cash flow from the Mortgaged Property, or other sources, not only to adequately maintain the Mortgaged Property, but also to pay all of Borrower's outstanding debts as they come due, including all Debt Service Amounts, exclusive of Borrower's ability to refinance or pay in full the Mortgage Loan on the Maturity Date. In connection with the execution and delivery of this Loan Agreement and the other Loan Documents (and the delivery to, or for the benefit of, Lender of any collateral contemplated thereunder), and the incurrence by Borrower of the obligations under this Loan Agreement and the other Loan Documents, Borrower did not receive less than reasonably equivalent value in exchange for the incurrence of the obligations of Borrower under this Loan Agreement and the other Loan Documents.

(g) Economic Sanctions, Anti-Money Laundering, and Anti-Corruption.

(1) None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is in violation of any applicable civil or criminal laws or regulations, including those requiring internal controls, intended to prohibit, prevent, or regulate money laundering, drug trafficking, terrorism, or corruption, of the United States and the jurisdiction where the Mortgaged Property is located or where the Person resides, is domiciled, or has its principal place of business.

(2) None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is a Person:

(A) against whom proceedings are pending for any alleged violation of any laws described in Section 4.01(g)(1);

(B) that has been convicted of any violation of, has been subject to civil penalties or Economic Sanctions pursuant to, or had any of its property seized or forfeited under, any laws described in Section 4.01(g)(1);

(C) with whom any United States Person, any entity organized under the laws of the United States or its constituent states or territories, or any entity, regardless of where organized, having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Loan Agreement and the other Loan Documents under any other applicable law; or

(D) that is deemed a Sanctioned Person.

(3) Borrower, Guarantor, and Key Principal are in compliance with all applicable Economic Sanctions laws and regulations.

(h) Borrower Single Asset Status.

Borrower:

(1) does not own or lease any real property, personal property, or assets other than the Mortgaged Property;

(2) does not own, operate, or participate in any business other than the leasing, ownership, management, operation, and maintenance of the Mortgaged Property;

(3) has no material financial obligation under or secured by any indenture, mortgage, deed of trust, deed to secure debt, loan agreement, or other agreement or instrument to which Borrower is a party, or by which Borrower is otherwise bound, or to which the Mortgaged Property is subject or by which it is otherwise encumbered, other than:

(A) Permitted Equipment Financing and unsecured trade payables incurred in the ordinary course of the operation of the Mortgaged Property (exclusive of amounts for rehabilitation, restoration, repairs, or replacements of the Mortgaged Property) that (i) are not evidenced by a promissory note, (ii) are payable within sixty (60) days of the date incurred, and (iii) as of the Effective Date, do not exceed, in the aggregate, four percent (4%) of the original principal balance of the Mortgage Loan;

(B) if the Security Instrument grants a lien on a leasehold estate, Borrower's obligations as lessee under the ground lease creating such leasehold estate;

(C) obligations under the Loan Documents and obligations secured by the Mortgaged Property to the extent permitted by the Loan Documents; and

(D) obligations under the Permitted Encumbrances;

(4) has maintained its financial statements, accounting records, and other partnership, real estate investment trust, limited liability company, or corporate documents, as the case may be, separate from those of any other Person (unless Borrower's assets have been included in a consolidated financial statement prepared in accordance with generally accepted accounting principles);

(5) has not commingled its assets or funds with those of any other Person, unless such assets or funds can easily be segregated and identified in the ordinary course of business from those of any other Person;

(6) has been adequately capitalized in light of its contemplated business operations;

(7) has not assumed, guaranteed, or pledged its assets to secure the liabilities or obligations of any other Person (except in connection with the Mortgage Loan or other mortgage loans that have been paid in full or collaterally assigned to Lender, including in connection with any Consolidation, Extension and Modification Agreement or similar instrument), or held out its credit as being available to satisfy the obligations of any other Person;

(8) has not made loans or advances to any other Person;

(9) has not entered into, and is not a party to, any transaction with any Borrower Affiliate, except in the ordinary course of business and on terms which are no more favorable to any such Borrower Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party; and

(10) has not sought and has no plans to Divide at any time during the Loan Term.

(i) No Bankruptcies or Judgments.

None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is currently:

(1) the subject of or a party to any completed or pending bankruptcy, reorganization, including any receivership or other insolvency proceeding;

(2) preparing or intending to be the subject of a Bankruptcy Event or a Guarantor Bankruptcy Event;

(3) the subject of any judgment unsatisfied of record or docketed in any court; or

(4) Insolvent.

(j) No Actions or Litigation.

(1) Other than residential eviction actions in the ordinary course of business, there are no claims, actions, suits, or proceedings at law or in equity by or before any Governmental Authority now pending against or, to Borrower's knowledge, threatened against or affecting Borrower or the Mortgaged Property not otherwise covered by insurance (except claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, equal opportunity, or any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, which shall always be disclosed); and

(2) there are no claims, actions, suits, or proceedings at law or in equity by or before any Governmental Authority now pending or, to Borrower's knowledge, threatened against or affecting Guarantor or Key Principal, which claims, actions, suits, or proceedings, if adversely determined (individually or in the aggregate) reasonably would be expected to materially adversely affect the financial condition or business of Borrower, Guarantor, or Key Principal or the condition, operation, or ownership of the Mortgaged Property (except claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, or equal opportunity, which shall always be deemed material).

(k) Payment of Taxes, Assessments, and Other Charges.

Borrower confirms that:

(1) it has filed all federal, state, county, and municipal tax returns and reports required to have been filed by Borrower;

(2) it has paid, before any fine, penalty interest, lien, or costs may be added thereto, all taxes, governmental charges, and assessments due and payable with respect to such returns and reports;

(3) there is no controversy or objection pending, or to the knowledge of Borrower, threatened in respect of any tax returns of Borrower; and

(4) it has made adequate reserves on its books and records for all taxes that have accrued but which are not yet due and payable.

(l) Not a Foreign Person.

Borrower is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

(m) ERISA.

Borrower represents and warrants that:

(1) Borrower is not an Employee Benefit Plan;

(2) no asset of Borrower constitutes "plan assets" (within the meaning of Section 3(42) of ERISA and Department of Labor Regulation Section 2510.3-101) of an Employee Benefit Plan;

(3) no asset of Borrower is subject to any laws of any Governmental Authority governing the assets of an Employee Benefit Plan; and

(4) neither Borrower nor any ERISA Affiliate is subject to any obligation or liability with respect to any ERISA Plan.

(n) Default Under Other Obligations.

(1) The execution, delivery, and performance of the obligations imposed on Borrower under this Loan Agreement and the Loan Documents to which it is a party will not cause Borrower to be in default under the provisions of any agreement, judgment, or order to which Borrower is a party or by which Borrower is bound.

(2) None of Borrower, Guarantor, or Key Principal is in default under any obligation to Lender.

(o) Prohibited Person.

None of Borrower, Guarantor, or Key Principal is a Prohibited Person. To Borrower's knowledge, none of the following is a Prohibited Person:

(1) Any Person Controlling Borrower, Guarantor, or Key Principal; or

(2) Any Person Controlled by and having a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal.

(p) No Contravention.

None of the (1) execution and delivery of this Loan Agreement and the other Loan Documents to which Borrower is a party, (2) fulfillment of or compliance with the terms and conditions of this Loan Agreement and the other Loan Documents to which Borrower is a party, or (3) performance of the obligations of Borrower under this Loan Agreement and the other Loan Documents does or will conflict with or result in any breach or violation of, or constitute a default under, any of the terms, conditions, or provisions of Borrower's organizational documents, or any indenture, existing agreement, or other instrument to which Borrower is a party or to which Borrower, the Mortgaged Property, or other assets of Borrower are subject.

(q) Lockbox Arrangement.

Borrower is not party to any type of lockbox agreement or similar cash management arrangement that has not been approved by Lender in writing, and no direct or indirect owner of Borrower is party to any type of lockbox agreement or similar cash management arrangement with respect to Rents or other income from the Mortgaged Property that has not been approved by Lender in writing.

Section 4.02 Covenants.

(a) Maintenance of Existence; Organizational Documents.

Borrower shall maintain its existence, its entity status, franchises, rights, and privileges under the laws of the state of its formation or organization (as applicable). Borrower shall continue to be duly qualified and in good standing to transact business in each state in which qualification or standing is required according to applicable law to conduct its business with respect to the Mortgaged Property and where the failure to do so would adversely affect Borrower's operation of the Mortgaged Property or the validity, enforceability, or the ability of Borrower to perform its obligations under this Loan Agreement or any other Loan Document. Neither Borrower nor any partner, member, manager, officer, or director of Borrower shall:

(1) make or allow any material change to the organizational documents or organizational structure of Borrower, including changes relating to the Control of Borrower, or

(2) file any action, complaint, petition, or other claim to:

(A) divide, partition, or otherwise compel the sale of the Mortgaged Property, or

(B) otherwise change the Control of Borrower.

(b) Economic Sanctions, Anti-Money Laundering, and Anti-Corruption.

(1) Borrower, Guarantor, Key Principal, and any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal shall remain in compliance with any applicable civil or criminal laws or regulations (including those requiring internal controls) intended to prohibit, prevent, or regulate money laundering, drug trafficking, terrorism, or corruption, of the United States and the jurisdiction where the Mortgaged Property is located or where the Person resides, is domiciled, or has its principal place of business.

(2) At no time shall Borrower, Guarantor, or Key Principal, or any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower,

Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, be a Person:

(A) against whom proceedings are pending for any alleged violation of any laws described in Section 4.02(b)(1);

(B) that has been convicted of any violation of, has been subject to civil penalties or Economic Sanctions pursuant to, or had any of its property seized or forfeited under, any laws described in Section 4.02(b)(1);

(C) with whom any United States Person, any entity organized under the laws of the United States or its constituent states or territories, or any entity, regardless of where organized, having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Loan Agreement and the other Loan Documents under any other applicable law; or

(D) that is deemed a Sanctioned Person.

(3) Borrower, Guarantor, and Key Principal shall at all times remain in compliance with any applicable Economic Sanctions laws and regulations.

(c) Payment of Taxes, Assessments, and Other Charges.

Borrower shall file all federal, state, county, and municipal tax returns and reports required to be filed by Borrower and shall pay, before any fine, penalty interest, or cost may be added thereto, all taxes payable with respect to such returns and reports.

(d) Borrower Single Asset Status.

Until the Indebtedness is fully paid, Borrower:

(1) shall not acquire or lease any real property, personal property, or assets other than the Mortgaged Property;

(2) shall not acquire, own, operate, or participate in any business other than the leasing, ownership, management, operation, and maintenance of the Mortgaged Property;

(3) shall not commingle its assets or funds with those of any other Person, unless such assets or funds can easily be segregated and identified in the ordinary course of business from those of any other Person;

(4) shall maintain its financial statements, accounting records, and other partnership, real estate investment trust, limited liability company, or corporate documents, as the case may be, separate from those of any other Person (unless Borrower's assets are

included in a consolidated financial statement prepared in accordance with generally accepted accounting principles);

(5) shall have no material financial obligation under any indenture, mortgage, deed of trust, deed to secure debt, loan agreement, other agreement or instrument to which Borrower is a party or by which Borrower is otherwise bound, or to which the Mortgaged Property is subject or by which it is otherwise encumbered, other than:

(A) Permitted Equipment Financing or unsecured trade payables incurred in the ordinary course of the operation of the Mortgaged Property (exclusive of amounts (i) to be paid out of the Replacement Reserve Account or Repairs Escrow Account, or (ii) for rehabilitation, restoration, repairs, or replacements of the Mortgaged Property or otherwise approved by Lender) so long as such trade payables (1) are not evidenced by a promissory note, (2) are payable within sixty (60) days of the date incurred, and (3) as of any date, do not exceed, in the aggregate, two percent (2%) of the original principal balance of the Mortgage Loan; provided, however, that otherwise compliant outstanding trade payables may exceed two percent (2%) up to an aggregate amount of four percent (4%) of the original principal balance of the Mortgage Loan for a period (beginning on or after the Effective Date) not to exceed ninety (90) consecutive days;

(B) if the Security Instrument grants a lien on a leasehold estate, Borrower's obligations as lessee under the ground lease creating such leasehold estate;

(C) obligations under the Loan Documents and obligations secured by the Mortgaged Property to the extent permitted by the Loan Documents; and

(D) obligations under the Permitted Encumbrances;

(6) shall not assume, guaranty, or pledge its assets to secure the liabilities or obligations of any other Person (except in connection with the Mortgage Loan or other mortgage loans that have been paid in full or collaterally assigned to Lender, including in connection with any Consolidation, Extension and Modification Agreement or similar instrument) or hold out its credit as being available to satisfy the obligations of any other Person;

(7) shall not make loans or advances to any other Person;

(8) shall not enter into, or become a party to, any transaction with any Borrower Affiliate, except in the ordinary course of business and on terms which are no more favorable to any such Borrower Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party; or

(9) shall not Divide.

(e) ERISA.

Borrower covenants that:

(1) no asset of Borrower shall constitute "plan assets" (within the meaning of Section 3(42) of ERISA and Department of Labor Regulation Section 2510.3-101) of an Employee Benefit Plan;

(2) no asset of Borrower shall be subject to the laws of any Governmental Authority governing the assets of an Employee Benefit Plan; and

(3) neither Borrower nor any ERISA Affiliate shall incur any obligation or liability with respect to any ERISA Plan.

(f) Notice of Litigation or Insolvency.

Borrower shall give immediate written notice to Lender of any claims, actions, suits, or proceedings at law or in equity (including any insolvency, bankruptcy, or receivership proceeding) by or before any Governmental Authority pending or, to Borrower's knowledge, threatened against or affecting Borrower, Guarantor, Key Principal, or the Mortgaged Property, which claims, actions, suits, or proceedings, if adversely determined reasonably would be expected to materially adversely affect the financial condition or business of Borrower, Guarantor, or Key Principal, or the condition, operation, or ownership of the Mortgaged Property (including any claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, equal opportunity, or any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, which shall always be deemed material).

(g) Payment of Costs, Fees, and Expenses.

In addition to the payments specified in this Loan Agreement, Borrower shall pay, on demand, all of Lender's out-of-pocket fees, costs, charges, or expenses (including the reasonable fees and expenses of attorneys, accountants, and other experts) incurred by Lender in connection with:

(1) any amendment to, or consent, or waiver required under, this Loan Agreement or any of the Loan Documents (whether or not any such amendment, consent, or waiver is entered into);

(2) defending or participating in any litigation arising from actions by third parties and brought against or involving Lender with respect to:

(A) the Mortgaged Property;

(B) any event, act, condition, or circumstance in connection with the Mortgaged Property; or

(C) the relationship between or among Lender, Borrower, Key Principal, and Guarantor in connection with this Loan Agreement or any of the transactions contemplated by this Loan Agreement;

(3) the administration or enforcement of, or preservation of rights or remedies under, this Loan Agreement or any other Loan Documents including or in connection with any litigation or appeals, any Foreclosure Event or other disposition of any collateral granted pursuant to the Loan Documents; and

(4) any Bankruptcy Event or Guarantor Bankruptcy Event.

(h) Restrictions on Distributions.

No distributions or dividends of any nature with respect to Rents or other income from the Mortgaged Property shall be made to any Person having a direct ownership interest in Borrower if an Event of Default has occurred and is continuing.

(i) Lockbox Arrangement.

Borrower shall not enter into any type of lockbox agreement or similar cash management arrangement that has not been approved by Lender in writing, and no direct or indirect owner of Borrower shall enter into any type of lockbox agreement or similar cash management arrangement with respect to Rents or other income from the Mortgaged Property that has not been approved by Lender in writing. Lender's approval of any such cash management arrangement may be conditioned upon requiring Borrower to enter into a lockbox agreement or similar cash management arrangement with Lender in form and substance acceptable to Lender with regard to Rents and other income from the Mortgaged Property.

ARTICLE 5 - THE MORTGAGE LOAN

Section 5.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 5.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Receipt and Review of Loan Documents.

Borrower has received and reviewed this Loan Agreement and all of the other Loan Documents.

(b) No Default.

No default exists under any of the Loan Documents.

(c) No Defenses.

The Loan Documents are not currently subject to any right of rescission, set-off, counterclaim, or defense by either Borrower or Guarantor, including the defense of usury, and neither Borrower nor Guarantor has asserted any right of rescission, set-off, counterclaim, or defense with respect thereto.

(d) Loan Document Taxes.

All mortgage, mortgage recording, stamp, intangible, or any other similar taxes required to be paid by any Person under applicable law currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection, or enforcement of any of the Loan Documents, including the Security Instrument, have been paid or will be paid in the ordinary course of the closing of the Mortgage Loan.

Section 5.02 Covenants.

(a) Ratification of Covenants; Estoppels; Certifications.

Borrower shall:

(1) promptly notify Lender in writing upon any violation of any covenant set forth in any Loan Document of which Borrower has notice or knowledge; provided, however, any such written notice by Borrower to Lender shall not relieve Borrower of, or result in a waiver of, any obligation under this Loan Agreement or any other Loan Document; and

(2) within ten (10) days after a request from Lender, provide a written statement, signed and acknowledged by Borrower, certifying to Lender or any person designated by Lender, as of the date of such statement:

(A) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications);

(B) the unpaid principal balance of the Mortgage Loan;

(C) the date to which interest on the Mortgage Loan has been paid;

(D) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Loan Agreement or any of the other Loan Documents (or, if Borrower is in default, describing such default in reasonable detail);

(E) whether or not there are then-existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and

(F) any additional facts reasonably requested in writing by Lender.

(b) Further Assurances.

(1) Other Documents As Lender May Require.

Within ten (10) days after request by Lender, Borrower shall, subject to Section 5.02(d) below, execute, acknowledge, deliver, and, if necessary, file or record, at its cost and expense, all further acts, deeds, conveyances, assignments, financing statements, transfers, documents, agreements, assurances, and such other instruments as Lender may reasonably require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Loan Agreement and the other Loan Documents.

(2) Corrective Actions.

Within ten (10) days after request by Lender, Borrower shall provide, or cause to be provided, to Lender, at Borrower's cost and expense, such further documentation or information reasonably deemed necessary or appropriate by Lender in the exercise of its rights under the related commitment letter between Borrower and Lender or to correct patent mistakes in the Loan Documents, the Title Policy, or the funding of the Mortgage Loan.

(3) Compliance with Investor Requirements.

Without limiting the generality of subsections (1) and (2) above, Borrower shall, subject to Section 5.02(d) below, take all reasonable actions necessary to comply with the requirements of Lender to enable Lender to sell any MBS backed by the Mortgage Loan or create or maintain the expected federal income tax treatment of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, within the meaning of the Treasury Regulations.

(c) Sale of Mortgage Loan.

Borrower shall, subject to Section 5.02(d) below:

(1) comply with the reasonable requirements of Lender or any Investor of the Mortgage Loan or provide, or cause to be provided, to Lender or any Investor of the Mortgage Loan within ten (10) days after the request, at Borrower's cost and expense, such further documentation or information as Lender or Investor may reasonably require, in order to:

(A) enable Lender to sell the Mortgage Loan or participation interests therein to such Investor;

(B) enable Lender to obtain a refund of any commitment fee from any such Investor;

(C) enable any such Investor to further sell or securitize the Mortgage Loan; or

(D) create or maintain the expected federal income tax treatment of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, within the meaning of the Treasury Regulations;

(2) ratify and affirm in writing the representations and warranties set forth in any Loan Document as of such date specified by Lender modified as necessary to reflect changes that have occurred subsequent to the Effective Date;

(3) confirm that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Loan Agreement or any of the other Loan Documents (or, if Borrower is in default, describing such default in reasonable detail); and

(4) execute and deliver to Lender and/or any Investor such other documentation, including any amendments, corrections, deletions, or additions to this Loan Agreement or other Loan Document(s) as is reasonably required by Lender or such Investor.

(d) Limitations on Further Acts of Borrower.

Nothing in Section 5.02(b) and Section 5.02(c) shall require Borrower to do any further act that has the effect of:

(1) changing the economic terms of the Mortgage Loan set forth in the related commitment letter between Borrower and Lender;

(2) imposing on Borrower or Guarantor greater personal liability under the Loan Documents than that set forth in the related commitment letter between Borrower and Lender; or

(3) materially changing the rights and obligations of Borrower or Guarantor under the commitment letter.

(e) Financing Statements; Record Searches.

(1) Borrower shall pay all costs and expenses associated with:

(A) any filing or recording of any financing statements, including all continuation statements, termination statements, and amendments or any other filings related to security interests in or liens on collateral; and

(B) any record searches for financing statements that Lender may require.

(2) Borrower hereby authorizes Lender to file any financing statements, continuation statements, termination statements, and amendments (including an "all assets" or "all personal property" collateral description or words of similar import) in form and substance as Lender may require in order to protect and preserve Lender's lien priority and security interest in the Mortgaged Property (and to the extent Lender has filed any such financing statements, continuation statements, or amendments prior to the Effective Date, such filings by Lender are hereby authorized and ratified by Borrower).

(f) Loan Document Taxes.

Borrower shall pay, on demand, any transfer taxes, documentary taxes, assessments, or charges made by any Governmental Authority in connection with the execution, delivery, recordation, filing, registration, perfection, or enforcement of any of the Loan Documents or the Mortgage Loan.

ARTICLE 6 - PROPERTY USE, PRESERVATION, AND MAINTENANCE

Section 6.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 6.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Compliance with Law; Permits and Licenses.

(1) To Borrower's knowledge, all improvements to the Land and the use of the Mortgaged Property comply with all applicable laws, ordinances, statutes, rules, and regulations, including all applicable statutes, rules, and regulations pertaining to requirements for equal opportunity, anti-discrimination, fair housing (including all applicable source of income laws, ordinances, statutes, rules and regulations), and rent control, and Borrower has no knowledge of any action or proceeding (or threatened action or proceeding) regarding noncompliance or nonconformity with any of the foregoing.

(2) To Borrower's knowledge, there is no evidence of any illegal activities on the Mortgaged Property.

(3) To Borrower's knowledge, no permits or approvals from any Governmental Authority, other than those previously obtained and furnished to Lender, are necessary for the commencement and completion of the Repairs or Replacements, as applicable, other than those permits or approvals which will be timely obtained in the ordinary course of business.

(4) All required permits, licenses, and certificates to comply with all zoning and land use statutes, laws, ordinances, rules, and regulations, and all applicable health, fire, safety, and building codes, and for the lawful use and operation of the Mortgaged Property, including certificates of occupancy, apartment licenses, or the equivalent, have been obtained and are in full force and effect.

(5) No portion of the Mortgaged Property has been purchased with the proceeds of any illegal activity.

(6) All required rights, permissions, consents, and express waivers from each tenant necessary to comply with all applicable privacy laws, to provide such tenant's personal data (including similar terms under applicable law) to Lender, sufficient to permit Lender to lawfully use and process such personal data for the purposes of servicing, enforcement, evaluation, reporting, auditing, loan selling or purchasing, securitization, compliance and risk analysis and assessments, and any other purpose identified in the Lender's privacy notice have been obtained and are in full force and effect.

(b) Property Characteristics.

(1) The Mortgaged Property contains at least:

(A) the Property Square Footage;

(B) the Total Parking Spaces; and

(C) the Total Residential Units.

(2) No part of the Land is included or assessed under or as part of another tax lot or parcel, and no part of any other property is included or assessed under or as part of the tax lot or parcels for the Land.

(c) Property Ownership.

Borrower is sole owner or ground lessee of the Mortgaged Property.

(d) Condition of the Mortgaged Property.

(1) Borrower has not made any claims, and to Borrower's knowledge, no claims have been made, against any contractor, engineer, architect, or other party with respect to

the construction or condition of the Mortgaged Property or the existence of any structural or other material defect therein; and

(2) neither the Land nor the Improvements have sustained any damage other than damage which has been fully repaired, or is fully insured and is being repaired in the ordinary course of business.

(e) Personal Property.

Borrower owns (or, to the extent disclosed on the Exceptions to Representations and Warranties Schedule, leases) all of the Personal Property and all of the Personalty (as defined in the Security Instrument) that is material to and is used in connection with the management, ownership, and operation of the Mortgaged Property.

Section 6.02 Covenants.

(a) Use of Property.

From and after the Effective Date, Borrower shall not, unless required by applicable law or Governmental Authority:

(1) change the use of all or any part of the Mortgaged Property;

(2) convert any individual dwelling units or common areas to commercial use, or convert any common area or commercial use to individual dwelling units;

(3) initiate or acquiesce in a change in the zoning classification of the Land;

(4) establish any condominium or cooperative regime with respect to the Mortgaged Property;

(5) subdivide the Land; or

(6) suffer, permit, or initiate the joint assessment of the Mortgaged Property with any other real property constituting a tax lot separate from the Mortgaged Property which could cause the part of the Land to be included or assessed under or as part of another tax lot or parcel, or any part of any other property to be included or assessed under or as part of the tax lot or parcels for the Land.

(b) Property Maintenance.

Borrower shall:

(1) pay the expenses of operating, managing, maintaining, and repairing the Mortgaged Property (including insurance premiums, utilities, Repairs, and Replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added;

(2) keep the Mortgaged Property in good repair and marketable condition (ordinary wear and tear excepted) (including the replacement of Personalty and Fixtures with items of equal or better function and quality unless such items are no longer required in connection with operation of the Mortgaged Property) and subject to Section 9.03(b)(3) and Section 10.03(d) restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition or condition immediately prior to the damage (if improved after the Effective Date), whether or not any insurance proceeds received upon an event of loss or any amounts received in connection with a Condemnation Action are available to cover any costs of such restoration or repair;

(3) commence all Required Repairs, Additional Lender Repairs, and Additional Lender Replacements as follows:

(A) with respect to any Required Repairs, promptly following the Effective Date (subject to Force Majeure, if applicable), in accordance with the timelines set forth on the Required Repair Schedule, or if no timelines are provided, as soon as practical following the Effective Date;

(B) with respect to Additional Lender Repairs, in the event that Lender determines that Additional Lender Repairs are necessary from time to time or pursuant to Section 6.03(c), promptly following Lender's written notice of such Additional Lender Repairs (subject to Force Majeure, if applicable), commence any such Additional Lender Repairs in accordance with Lender's timelines, or if no timelines are provided, as soon as practical; and

(C) with respect to Additional Lender Replacements, in the event that Lender determines that Additional Lender Replacements are necessary from time to time or pursuant to Section 6.03(c), promptly following Lender's written notice of such Additional Lender Replacements (subject to Force Majeure, if applicable), commence any such Additional Lender Replacements in accordance with Lender's timelines, or if no timelines are provided, as soon as practical;

(4) make, construct, install, diligently perform, and complete all Replacements, Repairs, Restoration, and any other work permitted under the Loan Documents:

(A) in a good and workmanlike manner as soon as practicable following the commencement thereof, free and clear of any Liens, including mechanics' or materialmen's liens and encumbrances (except Permitted Encumbrances and mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials);

(B) in accordance with all applicable laws, ordinances, rules, and regulations of any Governmental Authority, including applicable building codes, special use permits, and environmental regulations;

(C) in accordance with all applicable insurance and bonding requirements; and

(D) within all timeframes required by Lender, and Borrower acknowledges that it shall be an Event of Default if Borrower abandons or ceases work on any Repair at any time prior to the completion of the Repairs for a period of longer than twenty (20) days (except when Force Majeure exists and Borrower is diligently pursuing the reinstitution of such work, provided, however, any such abandonment or cessation shall not in any event allow the Repair to be completed after the Completion Period, subject to Force Majeure);

(5) subject to the terms of Section 6.03(a), provide for professional management of the Mortgaged Property by a residential rental property manager satisfactory to Lender under a contract approved by Lender in writing;

(6) give written notice to Lender of, and, unless otherwise directed in writing by Lender, appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security for the Mortgage Loan, or Lender's rights under this Loan Agreement; and

(7) upon Lender's written request, submit to Lender any contracts or work orders described in Section 13.02(b).

(c) Property Preservation.

Borrower shall:

(1) not commit waste or abandon or (ordinary wear and tear excepted) permit impairment or deterioration of the Mortgaged Property;

(2) not (or otherwise permit any other Person to) demolish, make any change in the unit mix, otherwise alter the Mortgaged Property or any part of the Mortgaged Property, or remove any Personalty or Fixtures from the Mortgaged Property, except for: (A) alterations required in connection with Repairs, Replacements, or Restoration; or (B) the replacement of tangible Personalty or Fixtures, provided (i) such Personalty or Fixtures are replaced with items of equal or better function and quality unless such items are no longer required in connection with operation of the Mortgaged Property, and (ii) such replacement does not result in any disruption in occupancy (other than in connection with the routine re-leasing of units);

(3) not engage in or knowingly permit, and shall take appropriate measures to prevent and abate or cease and desist, any illegal activities at the Mortgaged Property that

could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Land or otherwise materially impair the lien created by the Security Instrument or Lender's interest in the Mortgaged Property;

(4) not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage required by this Loan Agreement; or

(5) not subject the Mortgaged Property to any voluntary, elective, or non-compulsory tax lien or assessment (or opt in to any voluntary, elective, or non-compulsory special tax district or similar regime).

(d) Property Inspections.

Borrower shall:

(1) permit Lender, its agents, representatives, and designees to enter upon and inspect the Mortgaged Property (including in connection with any Replacement, Repair, or Restoration, or to conduct any Environmental Inspection pursuant to the Environmental Indemnity Agreement), and shall cooperate and provide access to all areas of the Mortgaged Property (subject to the rights of tenants under the Leases):

(A) during normal business hours;

(B) at such other reasonable time upon reasonable notice of not less than one (1) Business Day;

(C) at any time when exigent circumstances exist; or

(D) at any time after an Event of Default has occurred and is continuing; and

(2) pay for reasonable costs or expenses incurred by Lender or its agents in connection with any such inspections.

(e) Compliance with Laws.

Borrower shall:

(1) comply with all laws, ordinances, statutes, rules, and regulations of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, statutes, rules and regulations, and covenants pertaining to construction of improvements on the Land, fair housing (including all applicable source of income laws, ordinances, statutes, rules and regulations), and requirements for equal opportunity, anti-discrimination, and Leases;

(2) procure and maintain all required permits, licenses, charters, registrations, and certificates necessary to comply with all zoning and land use statutes, laws, ordinances, rules and regulations, and all applicable health, fire, safety, and building codes and for the lawful use and operation of the Mortgaged Property, including certificates of occupancy, apartment licenses, or the equivalent;

(3) comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits;

(4) at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 6.02(e);

(5) promptly after receipt or notification thereof, provide Lender copies of any building code or zoning violation from any Governmental Authority with respect to the Mortgaged Property;

(6) cooperate fully with Lender with respect to any proceedings before any court, board, or other Governmental Authority which may in any way affect the rights of Lender hereunder or any rights obtained by Lender under any of the other Loan Documents and, in connection therewith, permit Lender, at its election, to participate in any such proceedings; and

(7) procure and maintain all required rights, permissions, consents, and express waivers from each tenant necessary to comply with all applicable privacy laws, to provide such tenant's personal data (including similar terms under applicable law) to Lender, sufficient to permit Lender to lawfully use and process such personal data for the purposes of servicing, enforcement, evaluation, reporting, auditing, loan selling or purchasing, securitization, compliance and risk analysis and assessments, and any other purpose identified in the Lender's privacy notice as amended from time to time.

Section 6.03 Mortgage Loan Administration Matters Regarding the Property.

(a) Property Management.

From and after the Effective Date, each property manager and each property management agreement must be approved by Lender. If, in connection with the making of the Mortgage Loan, or at any later date, Lender waives in writing the requirement that Borrower enter into a written contract for management of the Mortgaged Property, and Borrower later elects to enter into a written contract or change the management of the Mortgaged Property, such new property manager or the property management agreement must be approved by Lender. As a condition to any approval by Lender, Lender may require that Borrower and such new property manager enter into a collateral assignment of the property management agreement on a form approved by Lender.

(b) Subordination of Fees to Affiliated Property Managers.

Any property manager that is a Borrower Affiliate to whom fees are payable for the management of the Mortgaged Property must enter into an assignment of management agreement or other agreement with Lender, in a form approved by Lender, providing for subordination of those fees and such other provisions as Lender may require.

(c) Property Condition Assessment.

If, in connection with any inspection of the Mortgaged Property, Lender determines that the condition of the Mortgaged Property has deteriorated (ordinary wear and tear excepted) since the Effective Date, Lender may obtain, at Borrower's expense, a property condition assessment of the Mortgaged Property. Lender's right to obtain a property condition assessment pursuant to this Section 6.03(c) shall be in addition to any other rights available to Lender under this Loan Agreement in connection with any such deterioration. Any such inspection or property condition assessment may result in Lender requiring Additional Lender Repairs or Additional Lender Replacements as further described in Section 13.02(a)(9)(B).

ARTICLE 7 - LEASES AND RENTS

Section 7.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 7.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Prior Assignment of Rents.

Borrower has not executed any:

(1) prior assignment of Rents (other than an assignment of Rents securing prior indebtedness that has been paid off and discharged or will be paid off and discharged with the proceeds of the Mortgage Loan); or

(2) instrument which would prevent Lender from exercising its rights under this Loan Agreement, the Security Instrument, or any other Loan Document.

(b) Prepaid Rents.

Borrower has not accepted, and does not expect to receive prepayment of, any Rents for more than two (2) months prior to the due dates of such Rents.

Section 7.02 Covenants.

(a) Leases.

Borrower shall:

(1) comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits;

(2) surrender possession of the Mortgaged Property, including all Leases and all security deposits and prepaid Rents, immediately upon appointment of a receiver or Lender's entry upon and taking of possession and control of the Mortgaged Property, as applicable;

(3) require that all Residential Leases have initial terms of not less than six (6) months and not more than twenty-four (24) months (however, if customary in the applicable market for properties comparable to the Mortgaged Property, Residential Leases with terms of less than six (6) months (but in no case less than one (1) month) may be permitted with Lender's prior written consent), provided however, Short-Term Rentals (regardless of the duration of the term) shall not be permitted unless otherwise expressly approved by Lender in writing; and

(4) promptly provide Lender a copy of any non-Residential Lease at the time such Lease is executed (subject to Lender's consent rights for Material Commercial Leases in Section 7.02(b)) and, upon Lender's written request, promptly provide Lender a copy of any Residential Lease then in effect.

(b) Commercial Leases.

(1) With respect to Material Commercial Leases, Borrower shall not:

(A) enter into any Material Commercial Lease except with the prior written consent of Lender; or

(B) modify the terms of, extend, or terminate any Material Commercial Lease (including any Material Commercial Lease in existence on the Effective Date) without the prior written consent of Lender.

(2) With respect to any non-Material Commercial Lease, Borrower shall not:

(A) enter into any non-Material Commercial Lease that materially alters the use and type of operation of the premises subject to the Lease in effect as of the Effective Date or reduces the number or size of residential units at the Mortgaged Property; or

(B) modify the terms of any non-Material Commercial Lease (including any non-Material Commercial Lease in existence on the Effective Date) in any way that materially alters the use and type of operation of the premises subject to such non-Material Commercial Lease in effect as of the Effective Date, reduces the number or size of residential units at the Mortgaged Property, or results in such non-Material Commercial Lease being deemed a Material Commercial Lease.

(3) With respect to any Material Commercial Lease or non-Material Commercial Lease, Borrower shall cause the applicable tenant to provide within ten (10) days after a request by Borrower, a certificate of estoppel, or if not provided by tenant within such ten (10) day period, Borrower shall provide such certificate of estoppel, certifying:

(A) that such Material Commercial Lease or non-Material Commercial Lease is unmodified and in full force and effect (or if there have been modifications, that such Material Commercial Lease or non-Material Commercial Lease is in full force and effect as modified and stating the modifications);

(B) the term of the Lease including any extensions thereto;

(C) the dates to which the Rent and any other charges hereunder have been paid by tenant;

(D) the amount of any security deposit delivered to Borrower as landlord;

(E) whether or not Borrower is in default (or whether any event or condition exists which, with the passage of time, would constitute an event of default) under such Lease;

(F) the address to which notices to tenant should be sent; and

(G) any other information as may be reasonably required by Lender.

(c) Payment of Rents.

Borrower shall:

(1) pay to Lender upon demand all Rents after an Event of Default has occurred and is continuing;

(2) cooperate with Lender's efforts in connection with the assignment of Rents set forth in the Security Instrument; and

(3) not accept Rent under any Lease (whether a Residential Lease or a non-Residential Lease) for more than two (2) months in advance.

(d) Assignment of Rents.

Borrower shall not:

(1) perform any acts or execute any instrument that would prevent Lender from exercising its rights under the assignment of Rents granted in the Security Instrument or in any other Loan Document; or

(2) interfere with Lender's collection of such Rents.

(e) Further Assignments of Leases and Rents.

Borrower shall execute and deliver any further assignments of Leases and Rents as Lender may reasonably require.

(f) Options to Purchase by Tenants.

No Lease (whether a Residential Lease or a non-Residential Lease) shall contain an option to purchase, right of first refusal to purchase or right of first offer to purchase, except as required by applicable law.

Section 7.03 Mortgage Loan Administration Regarding Leases and Rents.

(a) Material Commercial Lease Requirements.

Each Material Commercial Lease, including any renewal or extension of any Material Commercial Lease in existence as of the Effective Date, shall provide, directly or pursuant to a subordination, non-disturbance and attornment agreement approved by Lender, that:

(1) the tenant shall, upon written notice from Lender after the occurrence of an Event of Default, pay all Rents payable under such Lease to Lender;

(2) such Lease and all rights of the tenant thereunder are expressly subordinate to the lien of the Security Instrument;

(3) the tenant shall attorn to Lender and any purchaser at a Foreclosure Event (such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a Foreclosure Event or by Lender in any manner);

(4) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a Foreclosure Event may from time to time request; and

(5) such Lease shall not terminate as a result of a Foreclosure Event unless Lender or any other purchaser at such Foreclosure Event affirmatively elects to terminate such Lease pursuant to the terms of the subordination, non-disturbance and attornment agreement.

(b) Residential Lease Form.

All Residential Leases entered into from and after the Effective Date shall be on forms substantially in the form approved by Lender.

ARTICLE 8 - BOOKS AND RECORDS; FINANCIAL REPORTING

Section 8.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 8.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Financial Information.

All financial statements and data, including statements of cash flow and income and operating expenses, that have been delivered to Lender in respect of the Mortgaged Property:

(1) are true, complete, and correct in all material respects; and

(2) accurately represent the financial condition of the Mortgaged Property as of such date.

(b) No Change in Facts or Circumstances.

All information in the Loan Application and in all financial statements, rent rolls, reports, certificates, and other documents submitted in connection with the Loan Application are complete and accurate in all material respects. There has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

Section 8.02 Covenants.

(a) Obligation to Maintain Accurate Books and Records.

Borrower shall keep and maintain at all times at the Mortgaged Property or the property management agent's offices or Borrower's General Business Address and, upon Lender's written request, shall make available to Lender:

(1) complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property; and

(2) copies of all written contracts, Leases, and other instruments that affect Borrower or the Mortgaged Property.

(b) Items to Furnish to Lender.

Borrower shall furnish to Lender the following, which shall be deemed certified by Borrower, as true, complete, and accurate, in all material respects as of the time of delivery and binding upon Borrower (or Guarantor, as applicable) and in such form and with such detail as Lender reasonably requires:

(1) within forty-five (45) days after the end of each first, second, and third calendar quarter, a statement of income and expenses for Borrower on a year-to-date basis as of the end of each calendar quarter;

(2) within one hundred twenty (120) days after the end of each calendar year:

(A) for any Borrower that is an entity, a statement of income and expenses and a statement of cash flows for such calendar year;

(B) for any Borrower that is an individual or a trust established for estate-planning purposes, a personal financial statement for such calendar year;

(C) when requested in writing by Lender, balance sheet(s) showing all assets and liabilities of Borrower and a statement of all contingent liabilities as of the end of such calendar year;

(D) if an energy consumption metric for the Mortgaged Property is required to be reported to any Governmental Authority, the Fannie Mae Energy Performance Metrics report, as generated by ENERGY STAR® Portfolio Manager, for the Mortgaged Property for such calendar year, which report must include the ENERGY STAR score, the Source Energy Use Intensity (EUI), the month and year ending period for such ENERGY STAR score and such Source Energy Use Intensity, and the ENERGY STAR Portfolio Manager Property Identification Number; provided that, if the Governmental Authority does not require the use of ENERGY STAR Portfolio Manager for the reporting of the energy consumption metric and Borrower does not use ENERGY STAR Portfolio Manager, then Borrower shall furnish to Lender the Source Energy Use Intensity for the Mortgaged Property for such calendar year;

(E) a written certification ratifying and affirming that:

(i) Borrower has taken no action in violation of Section 4.02(d) regarding its single asset status;

(ii) Borrower has received no notice of any building code violation, or if Borrower has received such notice, evidence of remediation;

(iii) Borrower has made no application for rezoning or received any notice that the Mortgaged Property has been or is being rezoned; and

(iv) Borrower has taken no action and has no knowledge of any action that would violate the provisions of Section 11.02(b)(1)(F) regarding liens encumbering the Mortgaged Property;

(F) an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts;

(G) written confirmation of:

(i) any changes occurring since the Effective Date (or that no such changes have occurred since the Effective Date) in (1) the direct owners of Borrower, (2) the indirect owners (and any non-member managers) of Borrower that Control Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts), or (3) the indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts), and their respective interests;

(ii) the names of all officers and directors of (1) any Borrower which is a corporation, (2) any corporation which is a general partner of any Borrower which is a partnership, or (3) any corporation which is the managing member or non-member manager of any Borrower which is a limited liability company; and

(iii) the names of all managers who are not members of (1) any Borrower which is a limited liability company, (2) any limited liability company which is a general partner of any Borrower which is a partnership, or (3) any limited liability company which is the managing member or non-member manager of any Borrower which is a limited liability company; and

(H) if not already provided pursuant to Section 8.02(b)(2)(A) above, a statement of income and expenses for Borrower's operation of the Mortgaged Property on a year-to-date basis as of the end of each calendar year;

(3) within forty-five (45) days after the end of each first, second, and third calendar quarter and within one hundred twenty (120) days after the end of each calendar year, and at any other time upon Lender's written request, a rent schedule for the Mortgaged Property showing the name of each tenant and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender;

(4) upon Lender's written request, thereafter furnish to Lender within ten (10) Business Days after the end of each month, until the end of the Loan Term, complete and accurate rent schedule data for the Mortgaged Property;

(5) within thirty (30) days after Lender's written request (but, absent an Event of Default, no more frequently than once in any six (6) month period):

(A) any item described in Section 8.02(b)(1) or Section 8.02(b)(2);

(B) a property management or leasing report for the Mortgaged Property, showing the number of rental applications received from tenants or prospective tenants and deposits received from tenants or prospective tenants, and any other information requested by Lender for such period as requested by Lender;

(C) a statement of income and expenses for Borrower's operation of the Mortgaged Property on a year-to-date basis as of the end of each month for such period as requested by Lender;

(D) a statement of real estate owned directly or indirectly by Borrower and Guarantor for such period as requested by Lender;

(E) for any Guarantor:

(i) that is an entity, a statement of income and expenses and a statement of cash flows for the most recent available calendar year and any calendar quarters ending between the available year and the date of the request;

(ii) that is an individual, or a trust established for estate-planning purposes, a personal financial statement for the most recent available calendar year and any calendar quarters ending between the available year and the date of the request; and

(iii) balance sheet(s) showing all assets and liabilities of Guarantor and a statement of all contingent liabilities as of the end of the most recent available calendar year; and

(F) a statement that identifies the following for such period as requested by Lender:

(i) direct owners of Borrower and their respective interests;

(ii) indirect owners (and any non-member managers) of Borrower that Control Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts) and their respective interests;

(iii) indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts) and their respective interests; and

(iv) to the extent that the Persons identified in (i)-(iii) above do not own, in the aggregate, at least fifty percent (50%) of the indirect ownership interests in Borrower, additional indirect owners of Borrower sufficient to show an aggregate ownership interest of at least fifty percent (50%).

(c) Audited Financials.

In the event Borrower or Guarantor receives or obtains any audited financial statements and such financial statements are required to be delivered to Lender under Section 8.02(b), Borrower shall deliver or cause to be delivered to Lender the audited versions of such financial statements.

(d) Delivery of Books and Records.

If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender, upon written demand, all books and records relating to the Mortgaged Property or its operation.

Section 8.03 Mortgage Loan Administration Matters Regarding Books and Records and Financial Reporting.

(a) Lender's Right to Obtain Audited Books and Records.

Lender may require that Borrower's or Guarantor's books and records be audited, at Borrower's expense, by an independent certified public accountant selected by Lender in order to produce or audit any statements, schedules, and reports of Borrower, Guarantor, or the Mortgaged Property required by Section 8.02, if:

(1) Borrower or Guarantor fails to provide in a timely manner the statements, schedules, and reports required by Section 8.02 and, thereafter, Borrower or Guarantor fails to provide such statements, schedules, and reports within the cure period provided in Section 14.01(c);

(2) the statements, schedules, and reports submitted to Lender pursuant to Section 8.02 are not full, complete, and accurate in all material respects as determined by Lender and, thereafter, Borrower or Guarantor fails to provide such statements, schedules, and reports within the cure period provided in Section 14.01(c); or

(3) an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, the ability of Lender to require the delivery of audited financial statements shall be limited to not more than once per Borrower's fiscal year so long as no Event of Default has occurred during such fiscal year (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing). Borrower shall cooperate with Lender in order to satisfy the provisions of this Section 8.03(a). All related costs and expenses of Lender shall become due and payable by Borrower within ten (10) Business Days after demand therefor.

(b) Credit Reports; Credit Score.

No more often than once in any twelve (12) month period, Lender is authorized to obtain a credit report (if applicable) on Borrower or Guarantor, the cost of which report shall be paid by Borrower. Lender is authorized to obtain a Credit Score (if applicable) for Borrower or Guarantor at any time at Lender's expense.

ARTICLE 9 - INSURANCE

Section 9.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 9.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Compliance with Insurance Requirements.

Borrower is in compliance with Lender's insurance requirements (or has obtained a written waiver from Lender for any non-compliant coverage) and has timely paid all premiums on all required insurance policies.

(b) Property Condition.

(1) The Mortgaged Property has not been damaged by fire, water, wind, or other cause of loss; or

(2) if previously damaged, any previous damage to the Mortgaged Property has been repaired and the Mortgaged Property has been fully restored.

Section 9.02 Covenants.

(a) Insurance Requirements.

(1) As required by Lender and applicable law, and as may be modified from time to time, Borrower shall:

(A) keep the Improvements insured at all times against any hazards, which insurance shall include coverage against loss by fire and all other perils

insured by the "special causes of loss" coverage form, general boiler and machinery coverage, business income coverage, and flood (if any of the Improvements are located in an area identified by the Federal Emergency Management Agency (or any successor) as an area having special flood hazards and to the extent flood insurance is available in that area), and may include sinkhole insurance, mine subsidence insurance, earthquake insurance, terrorism insurance, windstorm insurance and, if the Mortgaged Property does not conform to applicable building, zoning, or land use laws, ordinance and law coverage;

(B) maintain at all times commercial general liability insurance, workmen's compensation insurance, and such other liability, errors and omissions, and fidelity insurance coverage; and

(C) maintain builder's risk and public liability insurance, and other insurance in connection with completing the Repairs or Replacements, as applicable.

(b) Delivery of Policies, Renewals, Notices, and Proceeds.

Borrower shall:

(1) cause all insurance policies (including any policies not otherwise required by Lender) which can be endorsed with standard non-contributing, non-reporting mortgagee clauses making loss payable to Lender (or Lender's assigns) to be so endorsed;

(2) promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums;

(3) deliver evidence, in form and content acceptable to Lender, that each required insurance policy under this Article 9 has been renewed not less than fifteen (15) days prior to the applicable expiration date, and (if such evidence is other than an original or duplicate original of a renewal policy) deliver the original or duplicate original of each renewal policy (or such other evidence of insurance as may be required by or acceptable to Lender) in form and content acceptable to Lender within ninety (90) days after the applicable expiration date of the original insurance policy;

(4) provide immediate written notice to the insurance company and to Lender of any event of loss;

(5) execute such further evidence of assignment of any insurance proceeds as Lender may require; and

(6) provide immediate written notice to Lender of Borrower's receipt of any insurance proceeds under any insurance policy required by Section 9.02(a)(1) above and, if requested by Lender, deliver to Lender all of such proceeds received by Borrower to be applied by Lender in accordance with this Article 9.

Section 9.03 Mortgage Loan Administration Matters Regarding Insurance.

(a) Lender's Ongoing Insurance Requirements.

Borrower acknowledges that Lender's insurance requirements may change from time to time. All insurance policies and renewals of insurance policies required by this Loan Agreement shall be:

(1) in the form and with the terms required by Lender;

(2) in such amounts, with such maximum deductibles and for such periods required by Lender; and

(3) issued by insurance companies satisfactory to Lender.

BORROWER ACKNOWLEDGES THAT ANY FAILURE OF BORROWER TO COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 9.02(a) OR SECTION 9.02(b)(3) ABOVE SHALL PERMIT LENDER TO PURCHASE THE APPLICABLE INSURANCE AT BORROWER'S COST. SUCH INSURANCE MAY, BUT NEED NOT, PROTECT BORROWER'S INTERESTS. THE COVERAGE THAT LENDER PURCHASES MAY NOT PAY ANY CLAIM THAT BORROWER MAKES OR ANY CLAIM THAT IS MADE AGAINST BORROWER IN CONNECTION WITH THE MORTGAGED PROPERTY. IF LENDER PURCHASES INSURANCE FOR THE MORTGAGED PROPERTY AS PERMITTED HEREUNDER, BORROWER WILL BE RESPONSIBLE FOR THE COSTS OF THAT INSURANCE, INCLUDING INTEREST AT THE DEFAULT RATE AND ANY OTHER CHARGES LENDER MAY IMPOSE IN CONNECTION WITH THE PLACEMENT OF THE INSURANCE UNTIL THE EFFECTIVE DATE OF THE CANCELLATION OR THE EXPIRATION OF THE INSURANCE. THE COSTS OF THE INSURANCE SHALL BE ADDED TO BORROWER'S TOTAL OUTSTANDING BALANCE OR OBLIGATION AND SHALL CONSTITUTE ADDITIONAL INDEBTEDNESS. THE COSTS OF THE INSURANCE MAY BE MORE THAN THE COST OF INSURANCE BORROWER MAY BE ABLE TO OBTAIN ON ITS OWN. BORROWER MAY LATER CANCEL ANY INSURANCE PURCHASED BY LENDER, BUT ONLY AFTER PROVIDING EVIDENCE THAT BORROWER HAS OBTAINED INSURANCE AS REQUIRED BY THIS LOAN AGREEMENT AND THE OTHER LOAN DOCUMENTS.

(b) Application of Proceeds on Event of Loss.

(1) Upon an event of loss, Lender may, at Lender's option:

(A) hold such proceeds in the Restoration Reserve Account to be applied to reimburse Borrower for the cost of Restoration in accordance with Article 13 and Lender's then-current policies relating to the restoration of casualty damage on similar multifamily residential properties; or

(B) apply such proceeds to the payment of the Indebtedness, whether or not then due; provided, however, Lender shall not apply insurance proceeds to the payment of the Indebtedness and shall permit Restoration pursuant to Section 9.03(b)(1)(A) if all of the following conditions are met:

(i) no Event of Default has occurred and is continuing (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing);

(ii) Lender determines that the combination of insurance proceeds and amounts provided by Borrower will be sufficient funds to complete the Restoration;

(iii) Lender determines that the Net Cash Flow generated by the Mortgaged Property after completion of the Restoration will be sufficient to support a debt service coverage ratio not less than the debt service coverage ratio immediately prior to the event of loss, but in no event less than 1.0x (the debt service coverage ratio shall be calculated on a thirty (30) year amortizing basis (if applicable, on a *proforma* basis approved by Lender) in all events and shall include all operating costs and other expenses, Imposition Deposits, deposits to Collateral Accounts, and Mortgage Loan repayment obligations);

(iv) Lender determines that the Restoration will be completed before the earlier of (1) one (1) year before the stated Maturity Date, or (2) one (1) year after the date of the loss or casualty; and

(v) Borrower provides Lender, upon written request, evidence of the availability during and after the Restoration of the insurance required to be maintained pursuant to this Loan Agreement.

(2) Notwithstanding the foregoing, if any loss is estimated to be in an amount equal to or less than $75,000, Lender shall not exercise its rights and remedies as power-of-attorney herein and shall allow Borrower to make proof of loss, to adjust and compromise any claims under policies of property damage insurance, to appear in and prosecute any action arising from such policies of property damage insurance, and to collect and receive the proceeds of property damage insurance; provided that each of the following conditions shall be satisfied:

(A) Borrower shall immediately notify Lender of the casualty giving rise to the claim;

(B) no Event of Default has occurred and is continuing (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing);

(C) the Restoration will be completed before the earlier of (i) one (1) year before the stated Maturity Date, or (ii) one (1) year after the date of the loss or casualty;

(D) Lender determines that the combination of insurance proceeds and amounts provided by Borrower will be sufficient funds to complete the Restoration;

(E) all proceeds of property damage insurance shall be issued in the form of joint checks to Borrower and Lender;

(F) all proceeds of property damage insurance shall be applied to the Restoration;

(G) Borrower shall deliver to Lender evidence satisfactory to Lender of completion of the Restoration and obtainment of all lien releases;

(H) Borrower shall have complied to Lender's satisfaction with the foregoing requirements on any prior claims subject to this provision, if any; and

(I) Lender shall have the right to inspect the Mortgaged Property (subject to the rights of tenants under the Leases).

(3) If Lender elects to apply insurance proceeds to the Indebtedness in accordance with the terms of this Loan Agreement, Borrower shall not be obligated to restore or repair the Mortgaged Property. Rather, Borrower shall restrict access to the damaged portion of the Mortgaged Property and, at its expense and regardless of whether such costs are covered by insurance, clean up any debris resulting from the casualty event, and, if required or otherwise permitted by Lender, demolish or raze any remaining part of the damaged Mortgaged Property to the extent necessary to keep and maintain the Mortgaged Property in a safe, habitable, and marketable condition. Nothing in this Section 9.03(b) shall affect any of Lender's remedial rights against Borrower in connection with a breach by Borrower of any of its obligations under this Loan Agreement or under any Loan Document, including any failure to timely pay Monthly Debt Service Payments or maintain the insurance coverage(s) required by this Loan Agreement.

(c) Payment Obligations Unaffected.

The application of any insurance proceeds to the Indebtedness shall not extend or postpone the Maturity Date, or the due date or the full payment of any Monthly Debt Service Payment, Monthly Replacement Reserve Deposit, or any other installments referred to in this Loan Agreement or in any other Loan Document. Notwithstanding the foregoing, if Lender applies insurance proceeds to the Indebtedness in connection with a casualty of less than the entire Mortgaged Property, and after such application of proceeds the debt service coverage ratio (as determined by Lender) is less than 1.25x based on the then-applicable Monthly Debt Service Payment and the anticipated ongoing Net Cash Flow of the Mortgaged Property after such casualty event, then Lender may, at its discretion, permit an adjustment to the Monthly Debt Service

Payments that become due and owing thereafter, based on Lender's then-current underwriting requirements. In no event shall the preceding sentence obligate Lender to make any adjustment to the Monthly Debt Service Payments.

(d) Foreclosure Sale.

If the Mortgaged Property is transferred pursuant to a Foreclosure Event or Lender otherwise acquires title to the Mortgaged Property, Borrower acknowledges that Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums applicable to the Mortgaged Property and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such Foreclosure Event or such acquisition.

(e) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

ARTICLE 10 - CONDEMNATION

Section 10.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 10.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Prior Condemnation Action.

No part of the Mortgaged Property has been taken in connection with a Condemnation Action.

(b) Pending Condemnation Actions.

No Condemnation Action is pending or, to Borrower's knowledge, is threatened for the partial or total condemnation or taking of the Mortgaged Property.

Section 10.02 Covenants.

(a) Notice of Condemnation.

Borrower shall:

(1) promptly notify Lender of any Condemnation Action of which Borrower has knowledge;

(2) appear in and prosecute or defend, at its own cost and expense, any action or proceeding relating to any Condemnation Action, including any defense of Lender's

interest in the Mortgaged Property tendered to Borrower by Lender, unless otherwise directed by Lender in writing; and

(3) execute such further evidence of assignment of any condemnation award in connection with a Condemnation Action as Lender may require.

(b) Condemnation Proceeds.

Borrower shall pay to Lender all awards or proceeds of a Condemnation Action promptly upon receipt.

Section 10.03 Mortgage Loan Administration Matters Regarding Condemnation.

(a) Application of Condemnation Awards.

Lender may apply any awards or proceeds of a Condemnation Action, after the deduction of Lender's expenses incurred in the collection of such amounts, to:

(1) the restoration or repair of the Mortgaged Property, if applicable;

(2) the payment of the Indebtedness, with the balance, if any, paid to Borrower; or

(3) Borrower.

(b) Payment Obligations Unaffected.

The application of any awards or proceeds of a Condemnation Action to the Indebtedness shall not extend or postpone the Maturity Date, or the due date or the full payment of any Monthly Debt Service Payment, Monthly Replacement Reserve Deposit, or any other installments referred to in this Loan Agreement or in any other Loan Document.

(c) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

(d) Preservation of Mortgaged Property.

If a Condemnation Action results in or from damage to the Mortgaged Property and Lender elects to apply the proceeds or awards from such Condemnation Action to the Indebtedness in accordance with the terms of this Loan Agreement, Borrower shall not be obligated to restore or repair the Mortgaged Property. Rather, Borrower shall restrict access to any portion of the Mortgaged Property which has been damaged or destroyed in connection with such Condemnation Action and, at Borrower's expense and regardless of whether such costs are covered by insurance, clean up any debris resulting in or from the Condemnation Action, and, if required by any Governmental Authority or otherwise permitted by Lender, demolish or raze any remaining part

of the damaged Mortgaged Property to the extent necessary to keep and maintain the Mortgaged Property in a safe, habitable, and marketable condition. Nothing in this Section 10.03(d) shall affect any of Lender's remedial rights against Borrower in connection with a breach by Borrower of any of its obligations under this Loan Agreement or under any Loan Document, including any failure to timely pay Monthly Debt Service Payments or maintain the insurance coverage(s) required by this Loan Agreement.

ARTICLE 11 - LIENS, TRANSFERS, AND ASSUMPTIONS

Section 11.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 11.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) No Labor or Materialmen's Claims.

All parties furnishing labor and materials on behalf of Borrower have been paid in full. There are no mechanics' or materialmen's liens (whether filed or unfiled) outstanding for work, labor, or materials (and no claims or work outstanding that under applicable law could give rise to any such mechanics' or materialmen's liens) affecting the Mortgaged Property, whether prior to, equal with, or subordinate to the lien of the Security Instrument.

(b) No Other Interests.

No Person:

(1) other than Borrower has any possessory ownership or interest in the Mortgaged Property or right to occupy the same except under and pursuant to the provisions of existing Leases, the material terms of all such Leases having been previously disclosed in writing to Lender; or

(2) has an option, right of first refusal, or right of first offer (except as required by applicable law) to purchase the Mortgaged Property, or any interest in the Mortgaged Property.

Section 11.02 Covenants.

(a) Liens; Encumbrances.

Borrower shall not permit the grant, creation, or existence of any Lien, whether voluntary, involuntary, or by operation of law, on all or any portion of the Mortgaged Property (including any voluntary, elective, or non-compulsory tax lien or assessment pursuant to a voluntary, elective, or non-compulsory special tax district or similar regime) other than:

(1) Permitted Encumbrances;

(2) the creation of:

(A) any tax lien, municipal lien, utility lien, mechanics' lien, materialmen's lien, or judgment lien against the Mortgaged Property if bonded off, released of record, or otherwise remedied to Lender's satisfaction within sixty (60) days after the earlier of the date Borrower has actual notice or constructive notice of the existence of such lien; or

(B) any mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials; and

(3) the lien created by, or (in connection with Permitted Equipment Financing) permitted under, the Loan Documents.

(b) Transfers.

(1) Mortgaged Property.

Borrower shall not Transfer, or cause or permit a Transfer of, all or any part of the Mortgaged Property (including any interest in the Mortgaged Property) other than:

(A) a Transfer to which Lender has consented in writing;

(B) Leases permitted pursuant to the Loan Documents;

(C) [reserved];

(D) a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality (unless such items are no longer required in connection with operation of the Mortgaged Property) which are free of Liens (other than those created by the Loan Documents);

(E) the grant of an easement, servitude, or restrictive covenant to which Lender has consented, and Borrower has paid to Lender, upon demand, all costs and expenses incurred by Lender in connection with reviewing Borrower's request (including reasonable attorneys' fees and a $5,000 review fee, which shall be in lieu of any other Review Fee or Transfer Fee);

(F) a lien permitted pursuant to Section 11.02(a) of this Loan Agreement; or

(G) the conveyance of the Mortgaged Property following a Foreclosure Event.

(2) Interests in Borrower, Key Principal, or Guarantor.

Other than a Transfer to which Lender has consented in writing, Borrower shall not Transfer, or cause or permit to be Transferred:

(A) any direct or indirect ownership interest in Borrower, Key Principal, or Guarantor (if applicable) if such Transfer would cause a change in Control;

(B) a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor (if applicable);

(C) fifty percent (50%) or more of Key Principal's or Guarantor's direct or indirect ownership interests in Borrower that existed on the Effective Date (individually or on an aggregate basis);

(D) any direct or indirect ownership interest in Borrower, Key Principal, or Guarantor (if applicable) if such Transfer would result in a violation of Section 4.02(b); or

(E) the economic benefits or rights to cash flows attributable to any ownership interest in Borrower, Key Principal, or Guarantor (if applicable) separate from the Transfer of the underlying ownership interest if the Transfer of the underlying ownership interest is prohibited by this Loan Agreement.

Notwithstanding the foregoing, if a Publicly-Held Corporation or a Publicly-Held Trust Controls Borrower, Key Principal, or Guarantor, or owns a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor, a Transfer of any ownership interest in such Publicly-Held Corporation or Publicly-Held Trust shall not be prohibited under this Loan Agreement as long as (i) such Transfer does not result in a conversion of such Publicly-Held Corporation or Publicly-Held Trust to a privately held entity, and (ii) Borrower provides written notice to Lender not later than thirty (30) days thereafter of any such Transfer that results in any Person owning ten percent (10%) or more of the ownership interests in such Publicly-Held Corporation or Publicly-Held Trust.

(3) Transfers of Non-Controlling Interests.

Transfers of direct or indirect limited partnership or non-managing member interests in Borrower that result in a Transfer of fifty percent (50%) or more of the limited partnership or non-managing membership interests shall be consented to by Lender if such Transfer satisfies the following conditions:

(A) Key Principal or Guarantor (as applicable) Controls Borrower with the same rights and abilities as Key Principal or Guarantor (as applicable) Controls Borrower immediately prior to the date of such Transfer;

(B) such Transfer does not violate the requirements of Section 11.02(b)(2)(C) or Section 11.02(b)(2)(D);

(C) Borrower shall provide Lender not less than thirty (30) days prior written notice of the proposed Transfer and obtain Lender's approval;

(D) Borrower shall provide with its notice to Lender an organizational chart reflecting, and all organizational documents relevant to, the proposed Transfer;

(E) Borrower shall provide with its notice to Lender a certification that no change of Control of Borrower, Key Principal, or Guarantor (as applicable) shall occur as a result of such Transfer;

(F) if any Person will own twenty-five percent (25%) or more of the direct or indirect ownership interests in Borrower that did not own twenty-five percent (25%) or more before the Transfer, such Person shall not, as of the date of the Transfer, be a Prohibited Person;

(G) Borrower shall pay to Lender:

(i) concurrently with its notice to Lender, the Review Fee plus a transfer fee of $25,000, which shall be in lieu of any other Transfer Fee; and

(ii) upon demand, any out-of-pocket costs and expenses, including reasonable attorneys' fees and expenses, incurred by Lender in connection with its review of the Transfer request; and

(H) Borrower shall execute upon demand such documents or certifications as Lender reasonably requires in order to confirm the post-transfer ownership structure, compliance with the stated conditions, and any other relevant factual matter.

(4) Name Change or Entity Conversion.

Lender shall consent to Borrower changing its name, changing its jurisdiction of organization, or converting from one type of legal entity into another type of legal entity for any lawful purpose, provided that:

(A) Lender receives written notice at least thirty (30) days prior to such change or conversion, which notice shall include organizational charts that reflect the structure of Borrower both prior to and subsequent to such name change or entity conversion;

(B) such Transfer is not otherwise prohibited under the provisions of Section 11.02(b)(2);

(C) Borrower executes an amendment to this Loan Agreement and any other Loan Documents required by Lender documenting the name change or entity conversion;

(D) Borrower agrees and acknowledges, at Borrower's expense, that (i) Borrower will execute and record in the land records any instrument required by the Property Jurisdiction to be recorded to evidence such name change or entity conversion (or provide Lender with written confirmation from the title company (via electronic mail or letter) that no such instrument is required), (ii) Borrower will execute any additional documents required by Lender, including the amendment to this Loan Agreement, and allow such documents to be recorded or filed in the land records of the Property Jurisdiction, (iii) Lender will obtain a "date down" endorsement to the Lender's Title Policy (or obtain a new Title Policy if a "date down" endorsement is not available in the Property Jurisdiction), evidencing title to the Mortgaged Property being in the name of the successor entity and the Lien of the Security Instrument against the Mortgaged Property, and (iv) Lender will file any required UCC-3 financing statement and make any other filing deemed necessary to maintain the priority of its Liens on the Mortgaged Property; and

(E) no later than ten (10) days subsequent to such name change or entity conversion, Borrower shall provide Lender (i) the documentation filed with the appropriate office in Borrower's state of formation evidencing such name change or entity conversion, (ii) copies of the organizational documents of Borrower, including any amendments, filed with the appropriate office in Borrower's state of formation reflecting the post-conversion Borrower name, form of organization, and structure, and (iii) if available, new certificates of good standing or valid formation for Borrower.

(5) No Delaware Statutory Trust or Series LLC Conversion.

Notwithstanding any provisions herein to the contrary, no Borrower, Guarantor, or Key Principal shall convert to a Delaware Statutory Trust or a series limited liability company.

(6) Plans of Division.

Borrower shall not Divide. Lender shall consent to a Division by Guarantor or Key Principal provided that:

(A) Lender receives written notice at least thirty (30) days prior to the effective date of such Division, which notice shall include (i) a certification acceptable to Lender that such Division is not otherwise prohibited under the provisions of Article 11, (ii) a copy of the plan of division, and (iii) organizational

charts that reflect the organizational structure of Borrower, Guarantor, and Key Principal both prior to and subsequent to such Division;

(B) no later than ten (10) days subsequent to such Division, Borrower shall provide Lender (i) the certificate of division or such other documentation filed with the appropriate office evidencing such Division, (ii) copies of the organizational documents of Borrower (if amended), Guarantor, and Key Principal, including any amendments thereto, that reflect the post-Division organizational structure, and (iii) new certificates of good standing or valid formation for Borrower (if amended), Guarantor, and Key Principal; and

(C) Borrower has paid to Lender, upon demand, all costs and expenses incurred by Lender in connection with reviewing Borrower's request (including reasonable attorneys' fees and a $25,000 review fee, which shall be in lieu of any other Review Fee or Transfer Fee).

(c) No Other Indebtedness.

Other than the Mortgage Loan, Borrower shall not incur or be obligated at any time with respect to any loan or other indebtedness (except Permitted Equipment Financing and trade payables as otherwise permitted in this Loan Agreement), including any indebtedness secured by a Lien on, or the cash flows from, the Mortgaged Property.

(d) No Mezzanine Financing or Preferred Equity.

Neither Borrower nor any direct or indirect owner of Borrower shall: (1) incur any Mezzanine Debt other than Permitted Mezzanine Debt; (2) issue any Preferred Equity other than Permitted Preferred Equity; or (3) incur any similar indebtedness or issue any similar equity.

Section 11.03 Mortgage Loan Administration Matters Regarding Liens, Transfers, and Assumptions.

(a) Assumption of Mortgage Loan.

Lender shall consent to a Transfer of the Mortgaged Property to and an assumption of the Mortgage Loan by a new borrower if each of the following conditions is satisfied prior to the Transfer:

(1) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(a);

(2) no Event of Default has occurred and is continuing, and no event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing;

(3) Lender determines that:

(A) the proposed new borrower, new key principal, and any other new guarantor fully satisfy all of Lender's then-applicable borrower, key principal, or guarantor eligibility, credit, management, and other loan underwriting standards, which shall include an analysis of (i) the previous relationships between Lender and the proposed new borrower, new key principal, new guarantor, and any Person in Control of them, and the organization of the new borrower, new key principal, and new guarantor (if applicable), and (ii) the operating and financial performance of the Mortgaged Property, including physical condition and occupancy;

(B) none of the proposed new borrower, new key principal, and any new guarantor, or any owners of the proposed new borrower, new key principal, and any new guarantor, are a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(C) none of the proposed new borrower, new key principal, and any new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date;

(4) [reserved];

(5) the proposed new borrower has:

(A) executed an assumption agreement acceptable to Lender that, among other things, requires the proposed new borrower to assume and perform all obligations of Borrower (or any other transferor), and that may require that the new borrower comply with any provisions of any Loan Document which previously may have been waived by Lender for Borrower, subject to the terms of Section 11.03(g);

(B) if required by Lender, delivered to the title company for filing and/or recording in all applicable jurisdictions, all applicable Loan Documents including the assumption agreement to correctly evidence the assumption and the confirmation, continuation, perfection, and priority of the Liens created hereunder and under the other Loan Documents; and

(C) delivered to Lender a "date-down" endorsement to the Title Policy acceptable to Lender (or a new title insurance policy if a "date-down" endorsement is not available);

(6) one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(A) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(B) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender;

(7) Lender has reviewed and approved the Transfer documents;

(8) Lender has received the fees described in Section 11.03(g); and

(9) with respect to any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS that are outstanding, the Transfer shall not result in an Adverse Tax Event.

(b) Transfers to Key Principal-Owned Affiliates or Guarantor-Owned Affiliates.

(1) Except as otherwise covered in Section 11.03(b)(2) below, Transfers of direct or indirect ownership interests in Borrower to Key Principal or Guarantor, or to a transferee through which Key Principal or Guarantor (as applicable) Controls Borrower with the same rights and abilities as Key Principal or Guarantor (as applicable) Controls Borrower immediately prior to the date of such Transfer, shall be consented to by Lender if such Transfer satisfies the applicable requirements of Section 11.03(a) as they would relate to such transferee, other than Section 11.03(a)(5).

(2) Transfers of direct or indirect interests in Borrower held by a Key Principal or Guarantor to other Key Principals or Guarantors, as applicable, shall be consented to by Lender if such Transfer satisfies the following conditions:

(A) the Transfer does not cause a change in the Control of Borrower; and

(B) the transferor Key Principal or Guarantor maintains the same right and ability to Control Borrower as existed prior to the Transfer.

If the conditions set forth in this Section 11.03(b) are satisfied, the Transfer Fee shall be waived provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(c) Estate Planning.

Notwithstanding the provisions of Section 11.02(b)(2), so long as (1) the Transfer does not cause a change in the Control of Borrower, and (2) Key Principal and Guarantor, as applicable, maintain the same right and ability to Control Borrower as existed prior to the Transfer, Lender shall consent to Transfers of direct or indirect ownership interests in Borrower and Transfers of direct or indirect ownership interests in an entity Key Principal or entity Guarantor to:

(A) Immediate Family Members of such transferor, each of whom must have obtained the legal age of majority;

(B) United States domiciled trusts established for the benefit of the transferor or Immediate Family Members of the transferor; or

(C) partnerships or limited liability companies of which the partners or members, respectively, are comprised entirely of (i) such transferor and Immediate Family Members (each of whom must have obtained the legal age of majority) of such transferor, (ii) Immediate Family Members (each of whom must have obtained the legal age of majority) of such transferor, or (iii) United States domiciled trusts established for the benefit of the transferor or Immediate Family Members of the transferor.

If the conditions set forth in this Section 11.03(c) are satisfied, the Transfer Fee shall be waived provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(d) Termination or Revocation of Trust.

If any of Borrower, Guarantor, or Key Principal is a trust, or if Control of Borrower, Guarantor, or Key Principal is Transferred or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred due to the termination or revocation of a trust, the termination or revocation of such trust is an unpermitted Transfer; provided that the termination or revocation of the trust due to the death of an individual trustor shall not be considered an unpermitted Transfer so long as:

(1) Lender is notified within thirty (30) days of the death; and

(2) such Borrower, Guarantor, Key Principal, or other Person, as applicable, is replaced with an individual or entity acceptable to Lender, in accordance with the provisions of Section 11.03(a) within ninety (90) days of the date of the death causing the termination or revocation.

If the conditions set forth in this Section 11.03(d) are satisfied, the Transfer Fee shall be waived; provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(e) Death of Key Principal or Guarantor; Transfer Due to Death.

(1) If a Key Principal or Guarantor that is a natural person dies, or if Control of Borrower, Guarantor, or Key Principal is Transferred, or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred as a result of the death of a Person (except in the case of trusts which is addressed in Section 11.03(d)), Borrower must notify Lender in writing within ninety (90) days in the event of such death. Unless waived in writing by Lender, the deceased shall be replaced by an individual or entity within one hundred eighty (180) days, subject to Borrower's satisfaction of the following conditions:

(A) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(e);

(B) Lender determines that, if applicable:

(i) any proposed new key principal and any other new guarantor (or Person Controlling such new key principal or new guarantor) fully satisfies all of Lender's then-applicable key principal or guarantor eligibility, credit, management, and other loan underwriting standards (including any standards with respect to previous relationships between Lender and the proposed new key principal and new guarantor (or Person Controlling such new key principal or new guarantor) and the organization of the new key principal and new guarantor);

(ii) none of any proposed new key principal or any new guarantor, or any owners of the proposed new key principal or any new guarantor, is a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(iii) none of any proposed new key principal or any new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date; and

(C) if applicable, one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(i) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(ii) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender.

(2) In the event a replacement Key Principal, Guarantor, or other Person is required by Lender due to the death described in this Section 11.03(e), and such replacement has not occurred within such period, the period for replacement may be extended by Lender to a date not more than one (1) year from the date of such death; however, Lender may require as a condition to any such extension that:

(A) the then-current property manager be replaced with a property manager reasonably acceptable to Lender (or if a property manager has not been previously engaged, a property manager reasonably acceptable to Lender be engaged); or

(B) a lockbox agreement or similar cash management arrangement (with the property manager) reasonably acceptable to Lender during such extended replacement period be instituted.

If the conditions set forth in this Section 11.03(e) are satisfied, the Transfer Fee shall be waived, provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(f) Bankruptcy of Guarantor.

(1) Upon the occurrence of any Guarantor Bankruptcy Event, unless waived in writing by Lender, the applicable Guarantor shall be replaced by an individual or entity within ninety (90) days of such Guarantor Bankruptcy Event, subject to Borrower's satisfaction of the following conditions:

(A) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(f);

(B) Lender determines that:

(i) the proposed new guarantor fully satisfies all of Lender's then-applicable guarantor eligibility, credit, management, and other loan underwriting standards (including any standards with respect to previous relationships between Lender and the proposed new guarantor and the organization of the new guarantor (if applicable));

(ii) no new guarantor is a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(iii) no new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date; and

(C) one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(i) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(ii) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender.

(2) In the event a replacement Guarantor is required by Lender due to the Guarantor Bankruptcy Event described in this Section 11.03(f), and such replacement has not occurred within such period, the period for replacement may be extended by Lender in its discretion; however, Lender may require as a condition to any such extension that:

(A) the then-current property manager be replaced with a property manager reasonably acceptable to Lender (or if a property manager has not been

previously engaged, a property manager reasonably acceptable to Lender be engaged); or

(B) a lockbox agreement or similar cash management arrangement (with the property manager) reasonably acceptable to Lender during such extended replacement period be instituted.

If the conditions set forth in this Section 11.03(f) are satisfied, the Transfer Fee shall be waived, provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(g) Further Conditions to Transfers and Assumption.

(1) In connection with any Transfer of the Mortgaged Property, or an ownership interest in Borrower, Key Principal, or Guarantor for which Lender's approval is required under this Loan Agreement (including Section 11.03(a)), Lender may, as a condition to any such approval, require:

(A) additional collateral, guaranties, or other credit support to mitigate any risks concerning the proposed transferee or the performance or condition of the Mortgaged Property;

(B) amendment of the Loan Documents to delete or modify any specially negotiated terms or provisions previously granted for the exclusive benefit of original Borrower, Key Principal, or Guarantor and to restore the original provisions of the standard Fannie Mae form multifamily loan documents, to the extent such provisions were previously modified or to avoid the occurrence of an Adverse Tax Event;

(C) a modification to the amounts required to be deposited into the Reserve/Escrow Account pursuant to the terms of Section 13.02(a)(3)(B);

(D) with respect to any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS that are outstanding, the Transfer shall not result in an Adverse Tax Event; or

(E) the Transfer would not violate the requirements of Section 11.02(b)(2)(D).

(2) In connection with any request by Borrower for consent to a Transfer, Borrower shall pay to Lender upon demand:

(A) the Transfer Fee (to the extent charged by Lender);

(B) the Review Fee (regardless of whether Lender approves or denies such request); and

(C) all of Lender's out-of-pocket costs (including reasonable attorneys' fees) incurred in reviewing the Transfer request, regardless of whether Lender approves or denies such request.

ARTICLE 12 - IMPOSITIONS

Section 12.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 12.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Payment of Taxes, Assessments, and Other Charges.

Borrower has:

(1) paid (or with the approval of Lender, established an escrow fund sufficient to pay when due and payable) all amounts and charges relating to the Mortgaged Property that have become due and payable before any fine, penalty interest, lien, or costs may be added thereto, including Impositions, leasehold payments, and ground rents;

(2) paid all Taxes for the Mortgaged Property that have become due before any fine, penalty interest, lien, or costs may be added thereto pursuant to any notice of assessment received by Borrower and any and all taxes that have become due against Borrower before any fine, penalty interest, lien, or costs may be added thereto;

(3) no knowledge of any basis for any additional assessments;

(4) no knowledge of any presently pending special assessments against all or any part of the Mortgaged Property, or any presently pending special assessments against Borrower; and

(5) not received any written notice of any contemplated special assessment against the Mortgaged Property, or any contemplated special assessment against Borrower.

Section 12.02 Covenants.

(a) Imposition Deposits, Taxes, and Other Charges.

Borrower shall:

(1) deposit the Imposition Deposits with Lender on each Payment Date (or on another day designated in writing by Lender) in amount sufficient, in Lender's discretion, to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added, plus an amount equal to no more than one-sixth (or the amount permitted by applicable law) of the Impositions for the

trailing twelve (12) months (calculated based on the aggregate annual Imposition costs divided by twelve (12) and multiplied by two (2));

(2) deposit with Lender, within ten (10) days after written notice from Lender (subject to applicable law), such additional amounts estimated by Lender to be reasonably necessary to cure any deficiency in the amount of the Imposition Deposits held for payment of a specific Imposition;

(3) except as set forth in Section 12.03(c) below, pay all Impositions, leasehold payments, ground rents, and Taxes when due and before any fine, penalty interest, lien, or costs may be added thereto;

(4) promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and, if Borrower pays any Imposition directly, Borrower shall promptly furnish to Lender receipts evidencing such payments; and

(5) promptly deliver to Lender a copy of all notices of any special assessments and contemplated special assessments against the Mortgaged Property or Borrower.

Section 12.03 Mortgage Loan Administration Matters Regarding Impositions.

(a) Maintenance of Records by Lender.

Lender shall maintain records of the monthly and aggregate Imposition Deposits held by Lender for the purpose of paying Taxes, insurance premiums, and each other obligation of Borrower for which Imposition Deposits are required.

(b) Imposition Accounts.

All Imposition Deposits shall be held in an institution (which may be Lender, if Lender is such an institution) whose deposits or accounts are insured or guaranteed by a federal agency and which accounts meet the standards for custodial accounts as required by Lender from time to time. Lender shall not be obligated to open additional accounts, or deposit Imposition Deposits in additional institutions, when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. No interest, earnings, or profits on the Imposition Deposits shall be paid to Borrower unless applicable law so requires. Imposition Deposits shall not be trust funds or operate to reduce the Indebtedness, unless applied by Lender for that purpose in accordance with this Loan Agreement. For the purposes of 9-104(a)(3) of the UCC, Lender is the owner of the Imposition Deposits and shall be deemed a "customer" with sole control of the account holding the Imposition Deposits.

(c) Payment of Impositions; Sufficiency of Imposition Deposits.

Lender may pay an Imposition according to any bill, statement, or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement, or estimate or into the validity of the Imposition. Imposition Deposits shall be required

to be used by Lender to pay Taxes, insurance premiums and any other individual Imposition only if:

(1) no Event of Default exists;

(2) Borrower has timely delivered to Lender all applicable bills or premium notices that it has received; and

(3) sufficient Imposition Deposits are held by Lender for each Imposition at the time such Imposition becomes due and payable.

Lender shall have no liability to Borrower or any other Person for failing to pay any Imposition if any of the conditions are not satisfied. If at any time the amount of the Imposition Deposits held for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender to be held in connection with such Imposition, the excess may be credited against future installments of Imposition Deposits for such Imposition.

(d) Imposition Deposits Upon Event of Default.

If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in such amount and in such order as Lender determines, to pay any Impositions or as a credit against the Indebtedness.

(e) Contesting Impositions.

Other than insurance premiums, Borrower may contest, at its expense, by appropriate legal proceedings, the amount or validity of any Imposition if:

(1) Borrower notifies Lender of the commencement or expected commencement of such proceedings;

(2) Lender determines that the Mortgaged Property is not in danger of being sold or forfeited;

(3) Borrower deposits with Lender (or the applicable Governmental Authority if required by applicable law) reserves sufficient to pay the contested Imposition, if required by Lender (or the applicable Governmental Authority);

(4) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested in writing by Lender; and

(5) Borrower commences, and at all times thereafter diligently prosecutes, such contest in good faith until a final determination is made by the applicable Governmental Authority.

(f) Release to Borrower.

Upon payment in full of all sums secured by the Security Instrument and this Loan Agreement and release by Lender of the lien of the Security Instrument, Lender shall disburse to Borrower the balance of any Imposition Deposits then on deposit with Lender.

ARTICLE 13 – REPLACEMENTS, REPAIRS, AND RESTORATION

Section 13.01 Covenants.

(a) Initial Deposits to Replacement Reserve Account, Repairs Escrow Account, and Restoration Reserve Account.

(1) On the Effective Date, Borrower shall pay to Lender:

(A) the Initial Replacement Reserve Deposit for deposit into the Replacement Reserve Account; and

(B) the Repairs Escrow Deposit for deposit into the Repairs Escrow Account.

(2) After an event of loss (except as set forth in Section 9.03(b)(2)), Borrower shall deliver or cause to be delivered to Lender any insurance proceeds received under any insurance policy required to be maintained in accordance with Article 9.

(b) Monthly Replacement Reserve Deposits.

Borrower shall deposit the applicable Monthly Replacement Reserve Deposit into the Replacement Reserve Account on each Payment Date.

(c) Payment and Deliverables for Replacements, Repairs, and Restoration.

Borrower shall:

(1) pay all invoices for Replacements, Repairs, and Restoration, regardless of whether funds on deposit in the applicable Reserve/Escrow Account are sufficient to pay the full amount of such invoices, prior to any request for disbursement from such Reserve/Escrow Account (unless Lender has agreed to issue joint checks in connection with a particular Replacement, Repair, or Restoration);

(2) pay all applicable fees and charges of any Governmental Authority on account of the Replacements, Repairs, and Restoration, as applicable;

(3) provide evidence satisfactory to Lender of completion of the Replacements, Restoration (within the period required under Section 9.03(b)(1)(B)(iv) or such other period required by Lender), and any Required Repairs (within the Completion Period or

within such other period or by such other date set forth in the Required Repair Schedule and any Borrower Requested Repairs and Additional Lender Repairs (by the date specified by Lender for any such Borrower Requested Repairs or Additional Lender Repairs)); and

(4) prior to commencement of any Restoration, Borrower shall deliver to Lender, for Lender's review and approval:

(A) a copy of the plans and specifications for the Restoration; and

(B) a copy of all building and other permits and authorizations required by any law, ordinance, statute, rule or regulation of the Governmental Authority to carry out the Restoration.

(d) Assignment of Contracts for Replacements, Repairs, and Restoration.

Borrower shall collaterally assign to Lender as additional security any contract or subcontract for Replacements, Repairs, or Restoration, upon Lender's written request, on a form of assignment approved by Lender.

(e) Indemnification.

If Lender elects to exercise its rights under Section 14.03 due to Borrower's failure to timely commence or complete any Replacements, Repairs, or Restoration, Borrower shall indemnify and hold Lender harmless for, from and against any and all actions, suits, claims, demands, liabilities, losses, damages, obligations, and costs or expenses, including litigation costs and reasonable attorneys' fees, arising from or in any way connected with the performance by Lender of the Replacements, Repairs, or Restoration or the investment of the Reserve/Escrow Account Funds; provided that Borrower shall have no indemnity obligation if such actions, suits, claims, demands, liabilities, losses, damages, obligations, and costs or expenses, including litigation costs and reasonable attorneys' fees, arise as a result of the willful misconduct or gross negligence of Lender, Lender's agents, employees, or representatives as determined by a court of competent jurisdiction pursuant to a final non-appealable court order.

(f) Amendments to Loan Documents.

Subject to Section 5.02, Borrower shall execute and deliver to Lender, upon written request, an amendment to this Loan Agreement, the Security Instrument, and any other Loan Document deemed necessary or desirable to perfect Lender's lien upon any portion of the Mortgaged Property for which Reserve/Escrow Account Funds were expended.

(g) Administrative Fees and Expenses.

Borrower shall pay to Lender:

(1) by the date specified in the applicable invoice, the Repairs Escrow Account Administration Fee, the Replacement Reserve Account Administration Fee, and the

Restoration Reserve Account Administration Fee for Lender's services in administering the Reserve/Escrow Accounts and investing the Reserve/Escrow Account Funds;

(2) upon demand, a reasonable inspection fee, not exceeding the Maximum Inspection Fee, for each inspection of the Mortgaged Property by Lender in connection with a Repair, Replacement, or Restoration item, plus all other reasonable costs and out-of-pocket expenses relating to such inspections; and

(3) upon demand, all reasonable fees charged by any engineer, architect, inspector or other person inspecting the Mortgaged Property on behalf of Lender for each inspection of the Mortgaged Property in connection with a Repair, Replacement, or Restoration item, plus all other reasonable costs and out-of-pocket expenses relating to such inspections.

Section 13.02 Mortgage Loan Administration Matters Regarding Reserves.

(a) Accounts, Deposits, and Disbursements.

(1) Custodial Accounts.

(A) The Replacement Reserve Account shall be an interest-bearing account that meets the standards for custodial accounts as required by Lender from time to time. Lender shall not be responsible for any losses resulting from the investment of the Replacement Reserve Deposits or for obtaining any specific level or percentage of earnings on such investment. All interest, if any, earned on the Replacement Reserve Deposits shall be added to and become part of the Replacement Reserve Account; provided, however, if applicable law requires, and so long as no Event of Default has occurred and is continuing under any of the Loan Documents, Lender shall pay to Borrower the interest earned on the Replacement Reserve Account not less frequently than the Replacement Reserve Account Interest Disbursement Frequency.

(B) Lender shall not be obligated to deposit the Repairs Escrow Deposits or any funds held in the Restoration Reserve Account into an interest-bearing account.

(C) In no event shall Lender be obligated to disburse funds from any Reserve/Escrow Account if an Event of Default has occurred and is continuing.

(2) Disbursements by Lender Only.

Only Lender or a designated representative of Lender may make disbursements from the Reserve/Escrow Accounts. Disbursements shall only be made upon Borrower request and after satisfaction of all conditions for disbursement.

(3) Adjustment to Deposits.

(A) Mortgage Loan Terms Exceeding Ten (10) Years.

If the Loan Term exceeds ten (10) years (or five (5) years in the case of any Mortgaged Property that is an "affordable housing property" as indicated on the Summary of Loan Terms), a property condition assessment shall be ordered by Lender for the Mortgaged Property at the expense of Borrower (which expense may be paid out of the Replacement Reserve Account if excess funds are available). The property condition assessment shall be performed no earlier than the sixth (6th) month and no later than the ninth month of the tenth Loan Year and every tenth Loan Year thereafter if the Loan Term exceeds twenty (20) years (or the fifth Loan Year in the case of any Mortgaged Property that is an "affordable housing property" as indicated on the Summary of Loan Terms and every fifth Loan Year thereafter if the Loan Term exceeds ten (10) years). After review of the property condition assessment, the amount of the Monthly Replacement Reserve Deposit may be adjusted by Lender for the remaining Loan Term by written notice to Borrower so that the Monthly Replacement Reserve Deposits are sufficient to fund the Replacements as and when required and/or the amount to be held in the Repairs Escrow Account may be adjusted by Lender so that the Repairs Escrow Deposit is sufficient to fund the Repairs as and when required.

(B) Transfers.

In connection with any Transfer of the Mortgaged Property, or any Transfer of an ownership interest in Borrower, Guarantor, or Key Principal that requires Lender's consent, Lender may review the amounts on deposit, if any, in the Reserve/Escrow Accounts, the amount of the Monthly Replacement Reserve Deposit and the likely repairs and replacements required by the Mortgaged Property, and the related contingencies which may arise during the remaining Loan Term. Based upon that review, Lender may require an additional deposit to the Replacement Reserve Account, the Repairs Escrow Account, or the Restoration Reserve Account, or an increase in the amount of the Monthly Replacement Reserve Deposit as a condition to Lender's consent to such Transfer.

(4) Insufficient Funds.

Lender may, upon ten (10) days' prior written notice to Borrower, require an additional deposit(s) to the Replacement Reserve Account, the Repairs Escrow Account, or the Restoration Reserve Account, or an increase in the amount of the Monthly Replacement Reserve Deposit, if Lender determines that the amounts on deposit in any of the Reserve/Escrow Accounts are not sufficient to cover the costs for Required Repairs, Required Replacements, or the Restoration or, pursuant to the terms of Section 13.02(a)(9), not sufficient to cover the costs for Borrower Requested Repairs, Additional Lender Repairs, Borrower Requested Replacements, or Additional Lender Replacements.

Borrower's agreement to complete the Replacements, the Repairs, or the Restoration as required by this Loan Agreement shall not be affected by the insufficiency of any balance in the Reserve/Escrow Accounts.

(5) Disbursements for Replacements, Repairs, and Restoration.

(A) With respect to Replacements, disbursement requests may only be made after completion of the applicable Replacements and only to reimburse Borrower for the actual approved costs of the Replacements. Lender shall not disburse from the Replacement Reserve Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Replacement Reserve Account shall not be made more frequently than the Maximum Replacement Reserve Disbursement Interval. Other than in connection with a final request for disbursement, disbursements from the Replacement Reserve Account shall not be less than the Minimum Replacement Reserve Disbursement Amount.

(B) With respect to Repairs, disbursement requests may only be made after completion of the applicable Repairs and only to reimburse Borrower for the actual cost of the Repairs, up to the Maximum Repair Cost. Lender shall not disburse any amounts which would cause the funds remaining in the Repairs Escrow Account after any disbursement (other than with respect to the final disbursement) to be less than the Maximum Repair Cost of the then-current estimated cost of completing all remaining Repairs. Lender shall not disburse from the Repairs Escrow Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Repairs Escrow Account shall not be made more frequently than the Maximum Repair Disbursement Interval. Other than in connection with a final request for disbursement, disbursements from the Repairs Escrow Account shall not be less than the Minimum Repairs Disbursement Amount.

(C) With respect to Restoration, disbursement requests may only be made after completion of the applicable Restoration and only to pay for or reimburse Borrower for the actual approved costs of the Restoration. Each disbursement shall be equal to the amount of the actual approved costs of the Restoration items covered by the disbursement request. In addition, Lender shall not disburse any amounts which would cause the funds remaining in the Restoration Reserve Account after any disbursement (other than with respect to the final disbursement) to be less than the then-current estimated cost of completing all remaining Restoration. Lender shall not disburse from the Restoration Reserve Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Restoration Reserve Account shall not be made more frequently than the Maximum Restoration Reserve Disbursement Interval. Other

than in connection with a final request for disbursement, disbursements from the Restoration Reserve Account shall not be less than the Minimum Restoration Reserve Disbursement Amount.

(6) Disbursement Requests.

Borrower must submit a disbursement request in writing for each disbursement from a Reserve/Escrow Account, which disbursement request must specify the items of Replacement, Repairs, or Restoration for which reimbursement is requested (provided that for any Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, and Additional Lender Repairs, Lender shall have approved the use of the Reserve/Escrow Account Funds for such replacements or repairs pursuant to the terms of Section 13.02(a)(9)), and must:

(A) if applicable, specify the quantity and price of the items or materials purchased, grouped by type or category;

(B) if applicable, specify the cost of all contracted labor or other services, including architectural services, involved in the Replacement, Repair, or Restoration for which such request for disbursement is made;

(C) if applicable, include copies of invoices for all items or materials purchased and all contracted labor or services provided;

(D) include evidence of payment of such Replacement, Repair, or Restoration satisfactory to Lender (unless Lender has agreed to issue joint checks in connection with a particular Repair, Replacement, or Restoration item as provided in this Loan Agreement);

(E) if applicable, contain a certification by Borrower that the Repair, Replacement, or Restoration has been completed lien free and in a good and workmanlike manner, in accordance with any plans and specifications previously approved by Lender (if applicable) and in compliance with all applicable laws, ordinances, rules, and regulations of any Governmental Authority having jurisdiction over the Mortgaged Property, and otherwise in accordance with the provisions of this Loan Agreement; and

(F) if applicable, include evidence that any certificates of occupancy required by applicable laws or any Governmental Authority have been issued.

(7) Conditions to Disbursement.

In addition to each disbursement request and information required in connection with such disbursement request, Lender may require any or all of the following at the expense of Borrower as a condition to disbursement of Reserve/Escrow Account Funds (provided that for any Borrower Requested Replacements, Borrower Requested Repairs,

Additional Lender Replacements, and Additional Lender Repairs, Lender shall have approved the use of the Reserve/Escrow Account Funds for such replacements or repairs pursuant to the terms of Section 13.02(a)(9)):

(A) an inspection by Lender of the Mortgaged Property and the applicable Replacement, Repair, or Restoration item;

(B) an inspection or certificate of completion by an appropriate independent qualified professional (such as an architect, engineer or property inspector, depending on the nature of the Repair, Replacement, or Restoration) selected by Lender;

(C) either:

(i) a search of title to the Mortgaged Property effective to the date of disbursement; or

(ii) a "date-down" endorsement to Lender's Title Policy (or a new Lender's Title Policy if a "date-down" is not available) extending the effective date of such policy to the date of disbursement, and showing no Liens other than (1) Permitted Encumbrances, (2) liens which Borrower is diligently contesting in good faith that have been bonded off to the satisfaction of Lender, or (3) mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials; and

(D) an acknowledgement of payment, waiver of claims, and release of lien for work performed and materials supplied from each contractor, subcontractor or materialman in accordance with the requirements of applicable law and covering all work performed and materials supplied (including equipment and fixtures) for the Mortgaged Property by that contractor, subcontractor, or materialman through the date covered by the disbursement request (or, in the event that payment to such contractor, subcontractor, or materialman is to be made by a joint check, the release of lien shall be effective through the date covered by the previous disbursement).

(8) Joint Checks for Periodic Disbursements.

Lender may, upon Borrower's written request, issue joint checks, payable to Borrower and the applicable supplier, materialman, mechanic, contractor, subcontractor, or other similar party, if:

(A) the cost of the Replacement, Repair, or Restoration item exceeds the Replacement Threshold, the Repair Threshold, or the Restoration Threshold, as

applicable, and the contractor performing such Replacement, Repair, or Restoration requires periodic payments pursuant to the terms of the applicable written contract;

(B) the contract for such Replacement, Repair, or Restoration item requires payment upon completion of the applicable portion of the work;

(C) Borrower makes the disbursement request after completion of the applicable portion of the work required to be completed under such contract;

(D) the materials for which the request for disbursement has been made are on site at the Mortgaged Property and are properly secured or installed;

(E) Lender determines that the remaining funds in the Reserve/Escrow Account are sufficient to pay the cost of the Replacement, Repair, or Restoration item, as applicable, and the then-current estimated cost of completing all remaining Required Replacements, Restoration, or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender;

(F) each supplier, materialman, mechanic, contractor, subcontractor, or other similar party receiving payments shall have provided, if requested in writing by Lender, a waiver of liens with respect to amounts which have been previously paid to them; and

(G) all other conditions for disbursement have been satisfied.

(9) Replacements and Repairs Other than Required Replacements or Required Repairs.

(A) Borrower Requested Replacements and Borrower Requested Repairs.

Borrower may submit a disbursement request from the Replacement Reserve Account or the Repairs Escrow Account to reimburse Borrower for any Borrower Requested Replacement or Borrower Requested Repair. The disbursement request must be in writing and include an explanation for such request. Lender shall make disbursements for Borrower Requested Replacements or Borrower Requested Repairs if:

(i) they are of the type intended to be covered by the Replacement Reserve Account or the Repairs Escrow Account, as applicable;

(ii) the costs are commercially reasonable;

(iii) the amount of funds in the Replacement Reserve Account or Repairs Escrow Account, as applicable, is sufficient to pay such costs and the then-current estimated cost of completing all remaining Required Replacements or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements or Additional Lender Repairs that have been previously approved by Lender; and

(iv) all conditions for disbursement from the Replacement Reserve Account or Repairs Escrow Account, as applicable, have been satisfied.

Nothing in this Loan Agreement shall limit Lender's right to require an additional deposit to the Replacement Reserve Account or an increase to the Monthly Replacement Reserve Deposit in connection with any such Borrower Requested Replacements, or an additional deposit to the Repairs Escrow Account for any such Borrower Requested Repairs.

(B) Additional Lender Replacements and Additional Lender Repairs.

Lender may require, as set forth in Section 6.02(b), Section 6.03(c), or otherwise from time to time, upon written notice to Borrower, that Borrower make Additional Lender Replacements or Additional Lender Repairs. Lender shall make disbursements from the Replacement Reserve Account for Additional Lender Replacements or from the Repairs Escrow Account for Additional Lender Repairs, as applicable, if:

(i) the costs are commercially reasonable;

(ii) the amount of funds in the Replacement Reserve Account or the Repairs Escrow Account, as applicable, is sufficient to pay such costs and the then-current estimated cost of completing all remaining Required Replacements or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender; and

(iii) all conditions for disbursement from the Replacement Reserve Account or Repairs Escrow Account, as applicable, have been satisfied.

Nothing in this Loan Agreement shall limit Lender's right to require an additional deposit to the Replacement Reserve Account or an increase to the Monthly Replacement Reserve Deposit for any such Additional Lender Replacements or an

additional deposit to the Repairs Escrow Account for any such Additional Lender Repair.

(10) Excess Costs.

In the event any Replacement or Repair exceeds the approved cost set forth on the Required Replacement Schedule for Replacements, or the Maximum Repair Cost for Repairs, as applicable, or any Restoration item exceeds the initial cost approved by Lender for Restoration, Borrower may submit a disbursement request to reimburse Borrower for such excess cost. The disbursement request must be in writing and include an explanation for such request. Lender shall make disbursements from the applicable Reserve/Escrow Account, if:

(A) the excess cost is commercially reasonable;

(B) the amount of funds in the applicable Reserve/Escrow Account is sufficient to pay such excess costs and the then-current estimated cost of completing all remaining Required Replacements, Restoration, or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender; and

(C) all conditions for disbursement from the applicable Reserve/Escrow Account have been satisfied.

(11) Final Disbursements.

Upon completion and satisfaction of all conditions for disbursements for any Repairs and Restoration, and further provided no Event of Default has occurred and is continuing, Lender shall disburse to Borrower any amounts then remaining in the Repairs Escrow Account or the Restoration Reserve Account, as applicable. Upon payment in full of the Indebtedness and release by Lender of the lien of the Security Instrument, Lender shall disburse to Borrower any and all amounts then remaining in the Reserve/Escrow Accounts (if not previously released).

(b) Approvals of Contracts; Assignment of Claims.

Lender retains the right to approve all contracts or work orders with materialmen, mechanics, suppliers, subcontractors, contractors, or other parties providing labor or materials in connection with the Replacements, Repairs, or Restoration. Notwithstanding Borrower's assignment (in the Security Instrument) of its rights and claims against all Persons supplying labor or materials in connection with the Replacements, Repairs, or Restoration, Lender will not pursue any such right or claim unless an Event of Default has occurred and is continuing or as otherwise provided in Section 14.03(c).

(c) Delays and Workmanship.

If any work for any Replacement, Repair, or Restoration item has not timely commenced, has not been timely performed in a workmanlike manner, or has not been timely completed in a workmanlike manner, Lender may, without notice to Borrower:

(1) withhold disbursements from the applicable Reserve/Escrow Account;

(2) proceed under existing contracts or contract with third parties to make or complete such Replacements, Repairs, or Restoration item;

(3) apply the funds in the applicable Reserve/Escrow Account toward the labor and materials necessary to make or complete such Replacements, Repairs, or Restoration items, as applicable; or

(4) exercise any and all other remedies available to Lender under this Loan Agreement or any other Loan Document, including any remedies otherwise available upon an Event of Default pursuant to the terms of Section 14.02.

To facilitate Lender's completion and performance of such Replacements, Repairs, or Restoration items, Lender shall have the right to enter onto the Mortgaged Property and perform any and all work and labor necessary to make or complete the Replacements, Repairs, or Restoration and employ watchmen to protect the Mortgaged Property from damage. All funds so expended by Lender shall be deemed to have been advanced to Borrower, and included as part of the Indebtedness and secured by the Security Instrument and this Loan Agreement.

(d) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

(e) No Lender Obligation.

Nothing in this Loan Agreement shall:

(1) make Lender responsible for making or completing the Replacements, Repairs, or Restoration;

(2) require Lender to expend funds, whether from any Reserve/Escrow Account, or otherwise, to make or complete any Replacement, Repair, or Restoration item;

(3) obligate Lender to proceed with the Replacements, Repairs, or Restoration; or

(4) obligate Lender to demand from Borrower additional sums to make or complete any Replacement, Repair, or Restoration item.

(f) No Lender Warranty.

Lender's approval of any plans for any Replacement, Repair, or Restoration, release of funds from any Reserve/Escrow Account, inspection of the Mortgaged Property by Lender or its agents, representatives, or designees, or other acknowledgment of completion of any Replacement, Repair, or Restoration in a manner satisfactory to Lender shall not be deemed an acknowledgment or warranty to any Person that the Replacement, Repair, or Restoration has been completed in accordance with applicable building, zoning, or other codes, ordinances, statutes, laws, regulations, or requirements of any Governmental Authority, such responsibility being at all times exclusively that of Borrower.

ARTICLE 14 - DEFAULTS/REMEDIES

Section 14.01 Events of Default.

The occurrence of any one or more of the following in this Section 14.01 shall constitute an Event of Default under this Loan Agreement.

(a) Automatic Events of Default.

Any of the following shall constitute an automatic Event of Default:

(1) any failure by Borrower to pay or deposit when due any amount required by the Note, this Loan Agreement or any other Loan Document;

(2) any failure by Borrower to maintain the insurance coverage required by any Loan Document;

(3) any failure by Borrower to comply with the provisions of Section 4.02(d) relating to its single asset status;

(4) if any warranty, representation, certification, or statement of Borrower or Guarantor in this Loan Agreement or any of the other Loan Documents is false, inaccurate, or misleading in any material respect when made;

(5) fraud, gross negligence, willful misconduct, or material misrepresentation or material omission by or on behalf of Borrower, Guarantor, or Key Principal or any of their officers, directors, trustees, partners, members, or managers in connection with:

(A) the application for, or creation of, the Indebtedness;

(B) any financial statement, rent roll, or other report or information provided to Lender during the term of the Mortgage Loan; or

(C) any request for Lender's consent to any proposed action, including a request for disbursement of Reserve/Escrow Account Funds or Collateral Account Funds;

(6) the occurrence of any Transfer not permitted by the Loan Documents;

(7) the occurrence of a Bankruptcy Event;

(8) the commencement of a forfeiture action or other similar proceeding, whether civil or criminal, which, in Lender's reasonable judgment, could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Loan Agreement or the Security Instrument or Lender's interest in the Mortgaged Property;

(9) if Borrower, Guarantor, or Key Principal is a trust, or if Control of Borrower, Guarantor, or Key Principal is Transferred or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred due to the termination or revocation of a trust, the termination or revocation of such trust, except as set forth in Section 11.03(d);

(10) any failure by Borrower to complete any Repair related to fire, life, or safety issues in accordance with the terms of this Loan Agreement within the Completion Period (or such other date set forth on the Required Repair Schedule or otherwise required by Lender in writing for such Repair);

(11) any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust, or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable; or

(12) any failure by Borrower, Key Principal, or Guarantor to comply with the provisions of Section 5.02(b) and Section 5.02(c) within the timeframes specified in such Sections.

(b) Events of Default Subject to a Specified Period.

Any of the following defaults shall constitute an Event of Default if not cured within the timeframes specified in the Loan Documents:

(1) if Key Principal or Guarantor is a natural person, the death of such individual, unless all requirements of Section 11.03(e) to cure such default are met within the timeframes set forth in such Section;

(2) the occurrence of a Guarantor Bankruptcy Event, unless requirements of Section 11.03(f) to cure such default are met within the timeframes set forth in such Section; or

(3) any failure by Borrower, Guarantor, Key Principal, or any Borrower Affiliate to perform any obligation under this Loan Agreement (other than those specifically set forth in Section 14.01(a) or Section 14.01(b)) or under any other Loan Document that is subject to compliance within a specified period, which failure continues beyond such specified period as set forth herein or in the applicable Loan Document.

(c) Events of Default Subject to Extended Cure Period.

The following shall constitute an Event of Default if the existence of such condition or event, or such failure to perform or default in performance continues for a period of thirty (30) days after written notice by Lender to Borrower of the existence of such condition or event, or of such failure to perform or default in performance, provided, however, such period may be extended for up to an additional thirty (30) days if Borrower, in the discretion of Lender, is diligently pursuing a cure of such; provided, further, however, no such written notice, grace period, or extension shall apply if, in Lender's discretion, immediate exercise by Lender of a right or remedy under this Loan Agreement or any Loan Document is required to avoid harm to Lender or impairment of the Mortgage Loan (including the Loan Documents), the Mortgaged Property or any other security given for the Mortgage Loan:

(1) any failure by Borrower, Guarantor, Key Principal, or any Borrower Affiliate to perform any of its obligations under this Loan Agreement or any Loan Document (other than those specified in Section 14.01(a) or Section 14.01(b) above) as and when required; or

(2) if Lender incurs any costs or expenses or suffers any loss or damage as a result of any claims, actions, suits or proceedings arising from any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property.

Section 14.02 Remedies.

(a) Acceleration; Foreclosure.

If an Event of Default has occurred and is continuing, the entire unpaid principal balance of the Mortgage Loan, any Accrued Interest, interest accruing at the Default Rate, the Prepayment Premium (if applicable), and all other Indebtedness, at the option of Lender, shall immediately become due and payable, without any prior written notice to Borrower, unless applicable law requires otherwise (and in such case, after any required written notice has been given). Lender may exercise this option to accelerate regardless of any prior forbearance. In addition, Lender shall have all rights and remedies afforded to Lender hereunder and under the other Loan Documents, including, foreclosure on and/or the power of sale of the Mortgaged Property, as provided in the Security Instrument, and any rights and remedies available to Lender at law or in equity (subject to Borrower's statutory rights of reinstatement, if any). Any proceeds of a Foreclosure Event may be held and applied by Lender as additional collateral for the Indebtedness pursuant to this Loan Agreement. Notwithstanding the foregoing, the occurrence of any Bankruptcy Event shall automatically accelerate the Mortgage Loan and all obligations and

Indebtedness shall be immediately due and payable without written notice or further action by Lender.

(b) Loss of Right to Disbursements from Collateral Accounts.

If an Event of Default has occurred and is continuing, Borrower shall immediately lose all of its rights to receive disbursements from the Reserve/Escrow Accounts and any Collateral Accounts. During the continuance of any such Event of Default, Lender may use the Reserve/Escrow Account Funds and any Collateral Account Funds (or any portion thereof) for any purpose, including:

(1) repayment of the Indebtedness, including principal prepayments and the Prepayment Premium applicable to such full or partial prepayment, as applicable (however, such application of funds shall not cure or be deemed to cure any Event of Default);

(2) reimbursement of Lender for all losses and expenses (including reasonable legal fees) suffered or incurred by Lender as a result of such Event of Default;

(3) completion of the Replacement, Repair, Restoration, or for any other replacement or repair to the Mortgaged Property; and

(4) payment of any amount expended in exercising (and the exercise of) all rights and remedies available to Lender at law or in equity or under this Loan Agreement or under any of the other Loan Documents.

Nothing in this Loan Agreement shall obligate Lender to apply all or any portion of the Reserve/Escrow Account Funds or Collateral Account Funds on account of any Event of Default by Borrower or to repayment of the Indebtedness or in any specific order of priority.

(c) Remedies Cumulative.

Each right and remedy provided in this Loan Agreement is distinct from all other rights or remedies under this Loan Agreement or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of additional default by Borrower in order to exercise any of its remedies with respect to an Event of Default.

Section 14.03 Additional Lender Rights; Forbearance.

(a) No Effect Upon Obligations.

Lender may, but shall not be obligated to, agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, Guarantor, Key Principal, or other third party obligor, to take any of the following actions:

(1) the time for payment of the principal of or interest on the Indebtedness may be extended, or the Indebtedness may be renewed in whole or in part;

(2) the rate of interest on or period of amortization of the Mortgage Loan or the amount of the Monthly Debt Service Payments payable under the Loan Documents may be modified;

(3) the time for Borrower's performance of or compliance with any covenant or agreement contained in any Loan Document, whether presently existing or hereinafter entered into, may be extended or such performance or compliance may be waived;

(4) any or all payments due under this Loan Agreement or any other Loan Document may be reduced;

(5) any Loan Document may be modified or amended by Lender and Borrower in any respect, including an increase in the principal amount of the Mortgage Loan;

(6) any amounts under this Loan Agreement or any other Loan Document may be released;

(7) any security for the Indebtedness may be modified, exchanged, released, surrendered, or otherwise dealt with, or additional security may be pledged or mortgaged for the Indebtedness;

(8) the payment of the Indebtedness or any security for the Indebtedness, or both, may be subordinated to the right to payment or the security, or both, of any other present or future creditor of Borrower; or

(9) any other terms of the Loan Documents may be modified.

(b) No Waiver of Rights or Remedies.

Any waiver of an Event of Default or forbearance by Lender in exercising any right or remedy under this Loan Agreement or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of any other Event of Default or preclude the exercise or failure to exercise of any other right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise or failure to exercise of any other right available to Lender. Lender's receipt of any insurance proceeds or amounts in connection with a Condemnation Action shall not operate to cure or waive any Event of Default.

(c) Appointment of Lender as Attorney-In-Fact.

Borrower hereby irrevocably makes, constitutes, and appoints Lender (and any officer of Lender or any Person designated by Lender for that purpose) as Borrower's true and lawful proxy and attorney-in-fact (and agent-in-fact) in Borrower's name, place, and stead, with full power of substitution, to:

(1) use any Reserve/Escrow Account Funds for the purpose of making or completing the Replacements, Repairs, or Restoration;

(2) make such additions, changes, and corrections to the Replacements, Repairs, or Restoration as shall be necessary or desirable to complete the Replacements, Repairs, or Restoration;

(3) employ such contractors, subcontractors, agents, architects, and inspectors as shall be required for such purposes;

(4) pay, settle, or compromise all bills and claims for materials and work performed in connection with the Replacements, Repairs, or Restoration, or as may be necessary or desirable for the completion of the Replacements, Repairs, or Restoration, or for clearance of title;

(5) adjust and compromise any claims under any and all policies of insurance required pursuant to this Loan Agreement and any other Loan Document, subject only to Borrower's rights under this Loan Agreement;

(6) appear in and prosecute any action arising from any insurance policies;

(7) collect and receive the proceeds of insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds;

(8) commence, appear in, and prosecute, in Lender's or Borrower's name, any Condemnation Action;

(9) settle or compromise any claim in connection with any Condemnation Action;

(10) execute all applications and certificates in the name of Borrower which may be required by any of the contract documents;

(11) prosecute and defend all actions or proceedings in connection with the Mortgaged Property or the rehabilitation and repair of the Mortgaged Property;

(12) take such actions as are permitted in this Loan Agreement and any other Loan Documents;

(13) execute such financing statements and other documents and to do such other acts as Lender may require to perfect and preserve Lender's security interest in, and to enforce such interests in, the collateral; and

(14) carry out any remedy provided for in this Loan Agreement and any other Loan Documents, including endorsing Borrower's name to checks, drafts, instruments and other items of payment and proceeds of the collateral, executing change of address forms with the postmaster of the United States Post Office serving the address of Borrower, changing the address of Borrower to that of Lender, opening all envelopes addressed to Borrower, and applying any payments contained therein to the Indebtedness.

Borrower hereby acknowledges that the constitution and appointment of such proxy and attorney-in-fact are coupled with an interest and are irrevocable and shall not be affected by the disability or incompetence of Borrower. Borrower specifically acknowledges and agrees that this power of attorney granted to Lender may be assigned by Lender to Lender's successors or assigns as holder of the Note (and the other Loan Documents). The foregoing powers conferred on Lender under this Section 14.03(c) shall not impose any duty upon Lender to exercise any such powers and shall not require Lender to incur any expense or take any action. Borrower hereby ratifies and confirms all that such attorney-in-fact may do or cause to be done by virtue of any provision of this Loan Agreement and any other Loan Documents.

Notwithstanding the foregoing provisions, Lender shall not exercise its rights as set forth in this Section 14.03(c) unless: (A) an Event of Default has occurred and is continuing, or (B) Lender determines, in its discretion, that exigent circumstances exist or that such exercise is necessary or prudent in order to protect and preserve the Mortgaged Property, or Lender's lien priority and security interest in the Mortgaged Property.

(d) Borrower Waivers.

If more than one Person signs this Loan Agreement as Borrower, each Borrower, with respect to any other Borrower, hereby agrees that Lender, in its discretion, may:

(1) bring suit against Borrower, or any one or more of Borrower, jointly and severally, or against any one or more of them;

(2) compromise or settle with any one or more of the persons constituting Borrower, for such consideration as Lender may deem proper;

(3) release one or more of the persons constituting Borrower, from liability; or

(4) otherwise deal with Borrower, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from any Borrower the full amount of the Indebtedness.

Section 14.04 Waiver of Marshaling.

Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Loan Agreement, any other Loan Document or applicable law. Lender shall have the right to determine the order in which all or any part of the Indebtedness is satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Loan Agreement waives any and all right to require the marshaling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Loan Agreement or any other Loan Documents.

Lender shall account for any moneys received by Lender in respect of any foreclosure on or disposition of collateral hereunder and under the other Loan Documents provided that Lender shall not have any duty as to any collateral, and Lender shall be accountable only for amounts that it actually receives as a result of the exercise of such powers. NONE OF LENDER OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, OR REPRESENTATIVES SHALL BE RESPONSIBLE TO BORROWER (a) FOR ANY ACT OR FAILURE TO ACT UNDER ANY POWER OF ATTORNEY OR OTHERWISE, EXCEPT IN RESPECT OF DAMAGES ATTRIBUTABLE SOLELY TO THEIR OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT AS FINALLY DETERMINED PURSUANT TO A FINAL, NON-APPEALABLE COURT ORDER BY A COURT OF COMPETENT JURISDICTION, OR (b) FOR ANY PUNITIVE, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES.

ARTICLE 15 - MISCELLANEOUS

Section 15.01 Governing Law; Consent to Jurisdiction and Venue.

(a) Governing Law.

The validity, enforceability, interpretation, and performance of this Loan Agreement shall be governed by State (as defined in the Security Instrument) law without giving effect to any conflict of law or choice of law rules that would result in the application of the laws of another jurisdiction.

(b) Venue.

In the administration or litigation of a controversy arising under or in relation to this Loan Agreement or the security for the Indebtedness, Borrower consents to the exercise of personal jurisdiction by State (as defined in the Security Instrument) court or federal court in such State. Borrower agrees that the State courts have subject matter jurisdiction over such controversies. If Lender elects to sue in State court, Borrower waives any right to remove to federal court or to contest the State court's jurisdiction. Borrower waives any objection to venue in any State court

or federal court in such State, and covenants and agrees not to assert any objection to venue, whether based on inconvenience, domicile, habitual residence, or other ground.

Section 15.02 Notice.

(a) Process of Serving Notice.

Except as otherwise set forth herein or in any other Loan Document, all notices under this Loan Agreement and any other Loan Document shall be:

(1) in writing and shall be:

(A) delivered, in person;

(B) mailed, postage prepaid, either by registered or certified delivery, return receipt requested;

(C) sent by overnight courier; or

(D) sent by electronic mail with originals to follow by overnight courier;

(2) addressed to the intended recipient at Borrower's Notice Address and Lender's Notice Address, as applicable; and

(3) deemed given on the earlier to occur of:

(A) the date when the notice is received by the addressee; or

(B) if the recipient refuses or rejects delivery, the date on which the notice is so refused or rejected, as conclusively established by the records of the United States Postal Service or such express courier service.

(b) Change of Address.

Any party to this Loan Agreement may change the address to which notices intended for it are to be directed by means of notice given to the other parties identified on the Summary of Loan Terms in accordance with this Section 15.02.

(c) Default Method of Notice.

Any required notice under this Loan Agreement or any other Loan Document which does not specify how notices are to be given shall be given in accordance with this Section 15.02.

(d) Receipt of Notices.

Neither Borrower nor Lender shall refuse or reject delivery of any notice given in accordance with this Loan Agreement. Each party is required to acknowledge, in writing, the receipt of any notice upon request by the other party.

Section 15.03 Successors and Assigns Bound; Sale of Mortgage Loan.

(a) Binding Agreement.

This Loan Agreement shall bind, and the rights granted by this Loan Agreement shall inure to, the successors and assigns of Lender and the permitted successors and assigns of Borrower. However, a Transfer not permitted by this Loan Agreement shall be an Event of Default and shall be void ab initio.

(b) Sale of Mortgage Loan; Change of Servicer.

Nothing in this Loan Agreement shall limit Lender's (including its successors and assigns) right to sell or transfer the Mortgage Loan or any interest in the Mortgage Loan. The Mortgage Loan or a partial interest in the Mortgage Loan (together with this Loan Agreement and the other Loan Documents) may be sold one or more times without prior written notice to Borrower. A sale may result in a change of the Loan Servicer.

Section 15.04 Counterparts.

This Loan Agreement may be executed in any number of counterparts with the same effect as if the parties hereto had signed the same document and all such counterparts shall be construed together and shall constitute one instrument.

Section 15.05 Joint and Several (or Solidary) Liability.

If more than one Person signs this Loan Agreement as Borrower, the obligations of such Persons shall be joint and several (solidary instead for purposes of Louisiana law).

Section 15.06 Relationship of Parties; No Third Party Beneficiary.

(a) Solely Creditor and Debtor.

The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Loan Agreement shall create any other relationship between Lender and Borrower. Nothing contained in this Loan Agreement shall constitute Lender as a joint venturer, partner, or agent of Borrower, or render Lender liable for any debts, obligations, acts, omissions, representations, or contracts of Borrower.

(b) No Third Party Beneficiaries.

No creditor of any party to this Loan Agreement and no other Person shall be a third party beneficiary of this Loan Agreement or any other Loan Document or any account created or contemplated under this Loan Agreement or any other Loan Document. Nothing contained in this Loan Agreement shall be deemed or construed to create an obligation on the part of Lender to any third party and no third party shall have a right to enforce against Lender any right that Borrower may have under this Loan Agreement. Without limiting the foregoing:

(1) any Servicing Arrangement between Lender and any Loan Servicer shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness;

(2) Borrower shall not be a third party beneficiary of any Servicing Arrangement; and

(3) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

Section 15.07 Severability; Entire Agreement; Amendments.

The invalidity or unenforceability of any provision of this Loan Agreement or any other Loan Document shall not affect the validity or enforceability of any other provision of this Loan Agreement or of any other Loan Document, all of which shall remain in full force and effect, including the Guaranty. All of the Loan Documents contain the complete and entire agreement among the parties as to the matters covered, rights granted, and the obligations assumed in this Loan Agreement and the other Loan Documents. This Loan Agreement may not be amended or modified except by written agreement signed by the parties hereto.

Section 15.08 Construction.

(a) The captions and headings of the sections of this Loan Agreement and the Loan Documents are for convenience only and shall be disregarded in construing this Loan Agreement and the Loan Documents.

(b) Any reference in this Loan Agreement to an "Exhibit" or "Schedule" or a "Section" or an "Article" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit or Schedule attached to this Loan Agreement or to a Section or Article of this Loan Agreement.

(c) Any reference in this Loan Agreement to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time.

(d) Use of the singular in this Loan Agreement includes the plural and use of the plural includes the singular.

(e) As used in this Loan Agreement, the term "including" means "including, but not limited to" or "including, without limitation," and is for example only and not a limitation.

(f) Whenever Borrower's knowledge is implicated in this Loan Agreement or the phrase "to Borrower's knowledge" or a similar phrase is used in this Loan Agreement, Borrower's knowledge or such phrase(s) shall be interpreted to mean to the best of Borrower's knowledge after reasonable and diligent inquiry and investigation.

(g) Unless otherwise provided in this Loan Agreement, if Lender's approval, designation, determination, selection, estimate, action, or decision is required, permitted, or contemplated hereunder, such approval, designation, determination, selection, estimate, action, or decision shall be made in Lender's sole and absolute discretion.

(h) All references in this Loan Agreement to a separate instrument or agreement shall include such instrument or agreement as the same may be amended or supplemented from time to time pursuant to the applicable provisions thereof.

(i) "Lender may" shall mean at Lender's discretion, but shall not be an obligation.

(j) If the Mortgage Loan proceeds are disbursed on a date that is later than the Effective Date, as described in Section 2.02(a)(1), the representations and warranties in the Loan Documents with respect to the ownership and operation of the Mortgaged Property shall be deemed to be made as of the disbursement date.

Section 15.09 Mortgage Loan Servicing.

All actions regarding the servicing of the Mortgage Loan, including the collection of payments, the giving and receipt of notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives written notice to the contrary. If Borrower receives conflicting notices regarding the identity of the Loan Servicer or any other subject, any such written notice from Lender shall govern. The Loan Servicer may change from time to time (whether related or unrelated to a sale of the Mortgage Loan). If there is a change of the Loan Servicer, Borrower will be given written notice of the change.

Section 15.10 Disclosure of Information.

Lender may furnish information regarding Borrower, Key Principal, or Guarantor, or the Mortgaged Property to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, purchase, or securitization of the Mortgage Loan, including trustees, master servicers, special servicers, rating agencies, and organizations maintaining databases on the underwriting and performance of multifamily mortgage loans. Borrower irrevocably waives any and all rights it may have under applicable law to prohibit such disclosure, including any right of privacy.

Section 15.11 Waiver; Conflict.

No specific waiver of any of the terms of this Loan Agreement shall be considered as a general waiver. If any provision of this Loan Agreement is in conflict with any provision of any other Loan Document, the provision contained in this Loan Agreement shall control.

Section 15.12 No Reliance.

Borrower acknowledges, represents, and warrants that:

(a) it understands the nature and structure of the transactions contemplated by this Loan Agreement and the other Loan Documents;

(b) it is familiar with the provisions of all of the documents and instruments relating to such transactions;

(c) it understands the risks inherent in such transactions, including the risk of loss of all or any part of the Mortgaged Property;

(d) it has had the opportunity to consult counsel; and

(e) it has not relied on Lender for any guidance or expertise in analyzing the financial or other consequences of the transactions contemplated by this Loan Agreement or any other Loan Document or otherwise relied on Lender in any manner in connection with interpreting, entering into, or otherwise in connection with this Loan Agreement, any other Loan Document, or any of the matters contemplated hereby or thereby.

Section 15.13 Subrogation.

If, and to the extent that, the proceeds of the Mortgage Loan are used to pay, satisfy, or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust, or other lien encumbering the Mortgaged Property, such Mortgage Loan proceeds shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall be subrogated automatically, and without further action on its part, to the rights, including lien priority, of the owner or holder of the obligation secured by such prior lien, whether or not such prior lien is released.

Section 15.14 Counting of Days.

Except where otherwise specifically provided, any reference in this Loan Agreement to a period of "days" means calendar days, not Business Days. If the date on which Borrower is required to perform an obligation under this Loan Agreement is not a Business Day, Borrower shall be required to perform such obligation by the Business Day immediately preceding such date; provided, however, in respect of any Payment Date, or if the Maturity Date is other than a Business Day, Borrower shall be obligated to make such payment by the Business Day immediately following such date.

Section 15.15 Revival and Reinstatement of Indebtedness.

If the payment of all or any part of the Indebtedness by Borrower, Guarantor, or any other Person, or the transfer to Lender of any collateral or other property should for any reason subsequently be declared to be void or voidable under any state or federal law relating to creditors' rights, including provisions of the Insolvency Laws relating to a Voidable Transfer, and if Lender is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the advice of its counsel, then the amount of such Voidable Transfer or the amount of such Voidable Transfer that Lender is required or elects to repay or restore, including all reasonable costs, expenses, and attorneys' fees incurred by Lender in connection therewith, and the Indebtedness shall be automatically revived, reinstated, and restored by such amount and shall exist as though such Voidable Transfer had never been made.

Section 15.16 Time is of the Essence.

Borrower agrees that, with respect to each and every obligation and covenant contained in this Loan Agreement and the other Loan Documents, time is of the essence.

Section 15.17 Final Agreement.

THIS LOAN AGREEMENT ALONG WITH ALL OF THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Loan Agreement and the other Loan Documents. This Loan Agreement, the other Loan Documents, and any of their provisions may not be waived, modified, amended, discharged, or terminated except by an agreement in writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that agreement.

Section 15.18 WAIVER OF TRIAL BY JURY.

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF BORROWER AND LENDER (a) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS LOAN AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER, THAT IS TRIABLE OF RIGHT BY A JURY, AND (b) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

Section 15.19 Tax Savings Clause.

Notwithstanding anything to the contrary herein, no modification to the Loan Documents (whether in connection with a Transfer or otherwise) shall result in an Adverse Tax Event.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, Borrower and Lender have signed and delivered this Loan Agreement under seal (where applicable) or have caused this Loan Agreement to be signed and delivered under seal (where applicable) by their duly authorized representatives. Where applicable law so provides, Borrower and Lender intend that this Loan Agreement shall be deemed to be signed and delivered as a sealed instrument.

BORROWER:

VICTORYBASE SC1, LLC, a
Texas limited liability company

By: ______________________(SEAL)
Name: Thomas Paquin
Title: Authorized Signatory

LENDER:

WALKER & DUNLOP, LLC, a
Delaware limited liability company

By: /s/ Natalie Hamilton Miller (SEAL)
Name: Natalie Hamilton Miller
Title: Vice President

SCHEDULES AND EXHIBITS

Schedules

Schedule 1	Definitions Schedule (required)	Form 6101.FR
Schedule 2	Summary of Loan Terms (required)	Form 6102.FR
Schedule 3	Schedule of Interest Rate Type Provisions (required)	Form 6103.FR
Schedule 4	Prepayment Premium Schedule (required)	Form 6104.01
Schedule 5	Required Replacement Schedule (required)	
Schedule 6	Required Repair Schedule (required)	
Schedule 7	Exceptions to Representations and Warranties Schedule (required)	
Schedule 8	Ownership Interests Schedule	

Exhibits

N/A

Borrower hereby acknowledges and agrees that the Schedules and Exhibits referenced above are hereby incorporated fully into this Loan Agreement by this reference and each constitutes a substantive part of this Loan Agreement.

TFP
Borrower Initials

SCHEDULE 1
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Definitions Schedule
(Interest Rate Type – Fixed Rate)

Capitalized terms used in the Loan Agreement have the meanings given to such terms in this Definitions Schedule.

"**Accrued Interest**" means unpaid interest, if any, on the Mortgage Loan that has not been added to the unpaid principal balance of the Mortgage Loan pursuant to Section 2.02(b) (Capitalization of Accrued But Unpaid Interest) of the Loan Agreement.

"**Additional Lender Repairs**" means repairs of the type listed on the Required Repair Schedule but not otherwise identified thereon that are determined advisable by Lender to keep the Mortgaged Property in good order and repair (ordinary wear and tear excepted) and in good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Additional Lender Replacements**" means replacements of the type listed on the Required Replacement Schedule but not otherwise identified thereon that are determined advisable by Lender to keep the Mortgaged Property in good order and repair (ordinary wear and tear excepted) and in good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Adverse Tax Event**" means any event that will (a) adversely affect the federal income tax status of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, (b) result in the imposition of a "prohibited transaction" tax, within the meaning of Section 860F(a)(1) of the Internal Revenue Code, on any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS, or (c) result in the imposition of a tax on any contribution after the startup date, within the meaning of Section 860G(d)(1) of the Internal Revenue Code, on any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS.

"**Amortization Period**" has the meaning set forth in the Summary of Loan Terms.

"**Amortization Type**" has the meaning set forth in the Summary of Loan Terms.

"**Bankruptcy Code**" means Title 11 of the United States Code entitled "Bankruptcy" as now and hereafter in effect, or any successor statute.

"**Bankruptcy Event**" means any one or more of the following:

(a) the commencement, filing or continuation of a voluntary case or proceeding under one or more of the Insolvency Laws by Borrower;

(b) the acknowledgment in writing by Borrower (other than to Lender in connection with a workout) that it is unable to pay its debts generally as they mature;

(c) the making of a general assignment for the benefit of creditors by Borrower;

(d) the commencement, filing or continuation of an involuntary case or proceeding under one or more Insolvency Laws against Borrower; or

(e) the appointment of a receiver (other than a receiver appointed at the direction or request of Lender under the terms of the Loan Documents), liquidator, custodian, sequestrator, trustee or other similar officer who exercises control over Borrower or any substantial part of the assets of Borrower;

provided, however, that any proceeding or case under (d) or (e) above shall not be a Bankruptcy Event until the ninetieth day after filing (if not earlier dismissed) so long as such proceeding or case occurred without the consent, encouragement or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate (in which event such case or proceeding shall be a Bankruptcy Event immediately).

"**Borrower**" means, individually (and jointly and severally (solidarily instead for purposes of Louisiana law) if more than one), the entity (or entities) identified as "Borrower" in the first paragraph of the Loan Agreement.

"**Borrower Affiliate**" means, as to Borrower, Guarantor or Key Principal:

(a) any Person that owns any direct ownership interest in Borrower, Guarantor or Key Principal;

(b) any Person that indirectly owns, with the power to vote, twenty percent (20%) or more of the ownership interests in Borrower, Guarantor or Key Principal;

(c) any Person Controlled by, under common Control with, or which Controls, Borrower, Guarantor or Key Principal;

(d) any entity in which Borrower, Guarantor or Key Principal directly or indirectly owns, with the power to vote, twenty percent (20%) or more of the ownership interests in such entity; or

(e) any other individual that is related (to the third degree of consanguinity) by blood or marriage to Borrower, Guarantor or Key Principal.

"**Borrower Requested Repairs**" means repairs not listed on the Required Repair Schedule requested by Borrower to be reimbursed from the Repairs Escrow Account and determined advisable by Lender to keep the Mortgaged Property in good order and repair and in a good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Borrower Requested Replacements**" means replacements not listed on the Required Replacement Schedule requested by Borrower to be reimbursed from the Replacement Reserve Account and determined advisable by Lender to keep the Mortgaged Property in good order and repair and in a good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Borrower's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Borrower's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Business Day**" means any day other than (a) a Saturday, (b) a Sunday, (c) a day on which Lender is not open for business, or (d) a day on which the Federal Reserve Bank of New York is not open for business.

"**Collateral Account**" means any account designated as such by Lender pursuant to a Collateral Agreement or as established pursuant to the Loan Agreement, including the Reserve/Escrow Account.

"**Collateral Account Funds**" means, collectively, the funds on deposit in any Collateral Account, including the Reserve/Escrow Account Funds.

"**Collateral Agreement**" means any separate agreement between Borrower and Lender and any other party (if applicable) for the establishment of any other fund, reserve or account related to the Mortgage Loan or the Mortgaged Property.

"**Completion Period**" has the meaning set forth in the Summary of Loan Terms.

"**Condemnation Action**" has the meaning set forth in the Security Instrument.

"**Control**" (including with correlative meanings, such as "Controlling," "Controlled by" and "under common Control with") means, as applied to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and operations of such entity, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

"**Credit Score**" means a numerical value or a categorization derived from a statistical tool or modeling system used to measure credit risk and predict the likelihood of certain credit behaviors, including default.

"**Debt Service Amounts**" means the Monthly Debt Service Payments and all other amounts payable under the Loan Agreement, the Note, the Security Instrument or any other Loan Document.

"**Default Rate**" means an interest rate equal to the lesser of:

(a) the sum of the Interest Rate plus four (4) percentage points; or

(b) the maximum interest rate which may be collected from Borrower under applicable law.

"**Definitions Schedule**" means this Schedule 1 (Definitions Schedule) to the Loan Agreement.

"**Division**" means the filing of a certificate of division, adoption of a plan of division, amending of any organizational documents, or any other actions taken, permitted, or consented to in order to divide a Person into two or more Persons pursuant to a plan of division such as contemplated under the Delaware Limited Liability Company Act or any other similar requirement of law in any jurisdiction. The term "**Divide**" shall have a correlative meaning.

"**Economic Sanctions**" means any economic or financial sanction administered or enforced by the United States Government (including, without limitation, those administered by OFAC at http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx), the U.S. Department of Commerce, or the U.S. Department of State.

"**Effective Date**" has the meaning set forth in the Summary of Loan Terms.

"**Employee Benefit Plan**" means a plan described in Section 3(3) of ERISA, regardless of whether the plan is subject to ERISA, or a "plan" as defined in Section 4975(e)(1) of the Internal Revenue Code.

"**Enforcement Costs**" has the meaning set forth in the Security Instrument.

"**Environmental Indemnity Agreement**" means that certain Environmental Indemnity Agreement dated as of the Effective Date made by Borrower to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time.

"**Environmental Inspections**" has the meaning set forth in the Environmental Indemnity Agreement.

"**Environmental Laws**" has the meaning set forth in the Environmental Indemnity Agreement.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.

"**ERISA Affiliate**" shall mean, with respect to Borrower, any entity that, together with Borrower, would be treated as a single employer under Section 414(b) or (c) of the Internal Revenue Code, or Section 4001(a)(14) of ERISA, or the regulations thereunder.

"**ERISA Plan**" means any employee pension benefit plan within the meaning of Section 3(2) of ERISA (or related trust) that is subject to the requirements of Title IV of ERISA, Sections 430 or 431 of the Internal Revenue Code, or Sections 302, 303, or 304 of ERISA, which is maintained or contributed to by Borrower or its ERISA Affiliates.

"**Event of Default**" means the occurrence of any event listed in Section 14.01 (Events of Default) of the Loan Agreement.

"**Exceptions to Representations and Warranties Schedule**" means that certain Schedule 7 (Exceptions to Representations and Warranties Schedule) to the Loan Agreement.

"**First Payment Date**" has the meaning set forth in the Summary of Loan Terms.

"**First Principal and Interest Payment Date**" has the meaning set forth in the Summary of Loan Terms, if applicable.

"**Fixed Investment Trust**" means an investment trust as defined in Section 301.7701-4 of the Treasury Regulations.

"**Fixed Rate**" has the meaning set forth in the Summary of Loan Terms.

"**Fixtures**" has the meaning set forth in the Security Instrument.

"**Force Majeure**" shall mean acts of God, acts of war, civil disturbance, governmental action (including the revocation or refusal to grant licenses or permits, where such revocation or refusal is not due to the fault of Borrower), strikes, lockouts, fire, unavoidable casualties or any other causes beyond the reasonable control of Borrower (other than lack of financing), and of which Borrower shall have notified Lender in writing within ten (10) days after its occurrence.

"**Foreclosure Event**" means:

(a) foreclosure under the Security Instrument;

(b) any other exercise by Lender of rights and remedies (whether under the Security Instrument or under applicable law, including Insolvency Laws) as holder of the Mortgage Loan and/or the Security Instrument, as a result of which Lender (or its designee or nominee) or a third party purchaser becomes owner of the Mortgaged Property;

(c) delivery by Borrower to Lender (or its designee or nominee) of a deed or other conveyance of Borrower's interest in the Mortgaged Property in lieu of any of the foregoing; or

(d) in Louisiana, any dation en paiement.

"**Goods**" has the meaning set forth in the Security Instrument.

"**Governmental Authority**" means any court, board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any court, board, commission, department or body of any municipal, county, state or federal governmental unit, that has or acquires jurisdiction over Borrower or the Mortgaged Property or the use, operation or improvement of the Mortgaged Property.

"**Guarantor**" means, individually and collectively, any guarantor of the Indebtedness or any other obligation of Borrower under any Loan Document.

"**Guarantor Bankruptcy Event**" means any one or more of the following:

(a) the commencement, filing or continuation of a voluntary case or proceeding under one or more of the Insolvency Laws by Guarantor;

(b) the acknowledgment in writing by Guarantor (other than to Lender in connection with a workout) that it is unable to pay its debts generally as they mature;

(c) the making of a general assignment for the benefit of creditors by Guarantor;

(d) the commencement, filing or continuation of an involuntary case or proceeding under one or more Insolvency Laws against Guarantor; or

(e) the appointment of a receiver, liquidator, custodian, sequestrator, trustee or other similar officer who exercises control over Guarantor or any substantial part of the assets of Guarantor, as applicable;

provided, however, that any proceeding or case under (d) or (e) above shall not be a Guarantor Bankruptcy Event until the ninetieth day after filing (if not earlier dismissed) so long as such proceeding or case occurred without the consent, encouragement or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate (in which event such case or proceeding shall be a Guarantor Bankruptcy Event immediately).

"**Guarantor's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Guarantor's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Guaranty**" means, individually and collectively, any Payment Guaranty, Non-Recourse Guaranty or other guaranty executed by Guarantor in connection with the Mortgage Loan.

"**Immediate Family Members**" means a child, stepchild, grandchild, spouse, sibling, or parent, each of whom is not a Prohibited Person.

"**Imposition Deposits**" has the meaning set forth in the Security Instrument.

"**Impositions**" has the meaning set forth in the Security Instrument.

"**Improvements**" has the meaning set forth in the Security Instrument.

"**Indebtedness**" has the meaning set forth in the Security Instrument.

"**Initial Replacement Reserve Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Insolvency Laws**" means the Bankruptcy Code, together with any other federal or state law affecting debtor and creditor rights or relating to the bankruptcy, insolvency, reorganization, arrangement, moratorium, readjustment of debt, dissolution, liquidation or similar laws, proceedings, or equitable principles affecting the enforcement of creditors' rights, as amended from time to time.

"**Insolvent**" means:

(a) that the sum total of all of a specified Person's liabilities (whether secured or unsecured, contingent or fixed, or liquidated or unliquidated) is in excess of the value of such Person's non-exempt assets, i.e., all of the assets of such Person that are available to satisfy claims of creditors; or

(b) such Person's inability to pay its debts as they become due.

"**Intended Prepayment Date**" means the date upon which Borrower intends to make a prepayment on the Mortgage Loan, as set forth in the Prepayment Notice.

"**Interest Accrual Method**" has the meaning set forth in the Summary of Loan Terms.

"**Interest Only Term**" has the meaning set forth in the Summary of Loan Terms.

"**Interest Rate**" means the Fixed Rate.

"**Interest Rate Type**" has the meaning set forth in the Summary of Loan Terms.

"**Internal Revenue Code**" means the Internal Revenue Code of 1986, as amended.

"**Investor**" means any Person to whom Lender intends to (a) sell, transfer, deliver or assign the Mortgage Loan in the secondary mortgage market, or (b) sell an MBS backed by the Mortgage Loan.

"**Key Principal**" means, collectively:

(a) the Person that Controls Borrower that Lender determines is critical to the successful operation and management of Borrower and the Mortgaged Property, as identified as such in the Summary of Loan Terms; or

(b) any Person who becomes a Key Principal after the date of the Loan Agreement and is identified as such in an assumption agreement, or another amendment or supplement to the Loan Agreement.

"**Key Principal's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Key Principal's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Land**" means the land described in Exhibit A to the Security Instrument.

"**Last Interest Only Payment Date**" has the meaning set forth in the Summary of Loan Terms, if applicable.

"**Late Charge**" means an amount equal to the delinquent amount then due under the Loan Documents multiplied by five percent (5%).

"**Leases**" has the meaning set forth in the Security Instrument.

"**Lender**" means the entity identified as "Lender" in the first paragraph of the Loan Agreement and its transferees, successors and assigns, or any subsequent holder of the Note.

"**Lender's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lender's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lender's Payment Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lien**" has the meaning set forth in the Security Instrument.

"**Loan Agreement**" means the Multifamily Loan and Security Agreement dated as of the Effective Date executed by and between Borrower and Lender to which this Definitions Schedule is attached, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Loan Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Loan Application**" means the application for the Mortgage Loan submitted by Borrower to Lender.

"**Loan Documents**" means the Note, the Loan Agreement, the Security Instrument, the Environmental Indemnity Agreement, the Guaranty, all guaranties, all indemnity agreements, all Collateral Agreements, all O&M Plans, and any other documents now or in the future executed by Borrower, Guarantor, Key Principal, any other guarantor or any other Person in connection with the Mortgage Loan, as such documents may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Loan Servicer**" means the entity that from time to time is designated by Lender to collect payments and deposits and receive notices under the Note, the Loan Agreement, the Security Instrument and any other Loan Document, and otherwise to service the Mortgage Loan for the benefit of Lender. Unless Borrower receives notice to the contrary, the Loan Servicer shall be the Lender originally named on the Summary of Loan Terms.

"**Loan Term**" has the meaning set forth in the Summary of Loan Terms.

"**Loan Year**" has the meaning set forth in the Summary of Loan Terms.

"**Material Commercial Lease**" means:

(a) any Lease that, individually or in the aggregate with other Leases entered into with the same tenant, comprises five percent (5%) or more of the total gross income at the Mortgaged Property on an annualized basis; or

(b) regardless of the percentage of the total gross income at the Mortgaged Property that it comprises, any Lease relating to:

(1) solar power, thermal power generation, or co-power generation, or for the installation of solar panels or any other electrical power generation equipment, and any related power purchase agreement; or

(2) any dwelling unit at the Mortgaged Property leased to Guarantor, Key Principal, or another Borrower Affiliate.

"**Maturity Date**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Inspection Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Permitted Equipment Financing**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Repair Cost**" shall be the amount(s) set forth in the Required Repair Schedule, if any.

"**Maximum Repair Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Replacement Reserve Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Restoration Reserve Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**MBS**" means an investment security that represents an undivided beneficial interest in a pool of mortgage loans or participation interests in mortgage loans held in trust pursuant to the terms of a governing trust document.

"**Mezzanine Debt**" means a loan to a direct or indirect owner of Borrower secured by a pledge of such owner's interest in an entity owning a direct or indirect interest in Borrower.

"**Minimum Repairs Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Minimum Replacement Reserve Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Minimum Restoration Reserve Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Monthly Debt Service Payment**" has the meaning set forth in the Summary of Loan Terms.

"**Monthly Replacement Reserve Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Mortgage Loan**" means the mortgage loan made by Lender to Borrower in the principal amount of the Note made pursuant to the Loan Agreement, evidenced by the Note and secured by the Loan Documents that are expressly stated to be security for the Mortgage Loan.

"**Mortgaged Property**" has the meaning set forth in the Security Instrument.

"**Multifamily Project**" has the meaning set forth in the Summary of Loan Terms.

"**Multifamily Project Address**" has the meaning set forth in the Summary of Loan Terms.

"**Net Cash Flow**" means, for any specified period, the total of (a) the net rental income for the Mortgaged Property, plus (b) other allowable income for the Mortgaged Property, if any, minus (c) operating expenses for the Mortgaged Property, minus (d) the full amount underwritten for the Replacement Reserve Account (regardless of whether deposits have been or will be waived or reduced), and as adjusted for economic vacancy and other factors by Lender for the specific asset class or loan type.

"**Non-Recourse Guaranty**" means, if applicable, that certain Guaranty of Non-Recourse Obligations of even date herewith executed by Guarantor to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Note**" means that certain Multifamily Note of even date herewith in the original principal amount of the stated Loan Amount made by Borrower in favor of Lender, and all schedules, riders, allonges and addenda attached thereto, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**O&M Plan**" has the meaning set forth in the Environmental Indemnity Agreement.

"**OFAC**" means the United States Treasury Department, Office of Foreign Assets Control, and any successor thereto.

"**Ownership Interests Schedule**" means that certain Schedule 8 (Ownership Interests Schedule) to the Loan Agreement.

"**Payment Date**" means the First Payment Date and the first day of each month thereafter until the Mortgage Loan is fully paid.

"**Payment Guaranty**" means, if applicable, that certain Guaranty (Payment) of even date herewith executed by Guarantor to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Permitted Encumbrance**" has the meaning set forth in the Security Instrument.

"**Permitted Equipment Financing**" means equipment lease or other purchase money financing incurred in the ordinary course for acquisition of additional or replacement equipment or other personal property, or to refinance Permitted Equipment Financing, in an amount not to exceed, at any time, the Maximum Permitted Equipment Financing.

"**Permitted Mezzanine Debt**" means Mezzanine Debt incurred by a direct or indirect owner or owners of Borrower where the exercise of any of the rights and remedies by the holder or holders of the Mezzanine Debt would not in any circumstance cause (a) a change in Control in Borrower, Key Principal, or Guarantor, or (b) a Transfer of a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor.

"**Permitted Preferred Equity**" means Preferred Equity that does not (a) require mandatory dividends, distributions, payments or returns (including at maturity or in connection with a redemption), or (b) provide the Preferred Equity owner with rights or remedies on account of a failure to receive any preferred dividends, distributions, payments or returns (or, if such rights are provided, the exercise of such rights do not violate the Loan Documents or are otherwise exercised with the prior written consent of Lender in accordance with Article 11 (Liens, Transfers and Assumptions) of the Loan Agreement and the payment of all applicable fees and expenses as set forth in Section 11.03(g) (Further Conditions to Transfers and Assumption) of the Loan Agreement).

"**Permitted Prepayment Date**" means the last Business Day of a calendar month.

"**Person**" means an individual, an estate, a trust, a corporation, a partnership, a limited liability company or any other organization or entity (whether governmental or private).

"**Personal Property**" means the Goods, accounts, choses of action, chattel paper, documents, general intangibles (including Software), payment intangibles, instruments, investment property, letter of credit rights, supporting obligations, computer information, source codes, object codes, records and data, all telephone numbers or listings, claims (including claims for indemnity or breach of warranty), deposit accounts and other property or assets of any kind or nature related to the Land or the Improvements, including operating agreements, surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements, and all other intangible property and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land.

"**Personalty**" has the meaning set forth in the Security Instrument.

"**Preferred Equity**" means a direct or indirect equity ownership interest in, economic interests in, or rights with respect to, Borrower that provide an equity owner preferred dividend, distribution, payment, or return treatment relative to other equity owners.

"**Prepayment Lockout Period**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Notice**" means the written notice that Borrower is required to provide to Lender in accordance with Section 2.03 (Lockout/Prepayment) of the Loan Agreement in order to make a prepayment on the Mortgage Loan, which shall include, at a minimum, the Intended Prepayment Date.

"**Prepayment Premium**" means the amount payable by Borrower in connection with a prepayment of the Mortgage Loan, as provided in Section 2.03 (Lockout/Prepayment) of the Loan Agreement and calculated in accordance with the Prepayment Premium Schedule.

"**Prepayment Premium Period End Date**" or "**Yield Maintenance Period End Date**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Premium Period Term**" or "**Yield Maintenance Period Term**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Premium Schedule**" means that certain Schedule 4 (Prepayment Premium Schedule) to the Loan Agreement.

"**Prohibited Person**" means:

(a) any Person with whom Lender or Fannie Mae is prohibited from doing business pursuant to any law, rule, regulation, judicial proceeding or administrative directive; or

(b) any Person identified on the United States Department of Housing and Urban Development's "Limited Denial of Participation, HUD Funding Disqualifications and Voluntary Abstentions List," or on the General Services Administration's "System for Award Management (SAM)" exclusion list, each of which may be amended from time to time, and any successor or replacement thereof; or

(c) any Person that is determined by Fannie Mae to pose an unacceptable credit risk due to the aggregate amount of debt of such Person owned or held by Fannie Mae; or

(d) any Person that has caused any unsatisfactory experience of a material nature with Fannie Mae or Lender, such as a default, fraud, intentional misrepresentation, litigation, arbitration or other similar act.

"**Property Jurisdiction**" has the meaning set forth in the Security Instrument.

"**Property Square Footage**" has the meaning set forth in the Summary of Loan Terms.

"**Publicly-Held Corporation**" means a corporation, the outstanding voting stock of which is registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

"**Publicly-Held Trust**" means a real estate investment trust, the outstanding voting shares or beneficial interests of which are registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

"**REMIC**" means a real estate mortgage investment conduit as defined in Section 860D of the Internal Revenue Code.

"**Rents**" has the meaning set forth in the Security Instrument.

"**Repair Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Repairs**" means, individually and collectively, the Required Repairs, Borrower Requested Repairs, and Additional Lender Repairs.

"**Repairs Escrow Account**" means the account established by Lender into which the Repairs Escrow Deposit is deposited to fund the Repairs.

"**Repairs Escrow Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Repairs Escrow Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Account**" means the account established by Lender into which the Replacement Reserve Deposits are deposited to fund the Replacements.

"**Replacement Reserve Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Account Interest Disbursement Frequency**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Deposits**" means the Initial Replacement Reserve Deposit, Monthly Replacement Reserve Deposits and any other deposits to the Replacement Reserve Account required by the Loan Agreement.

"**Replacement Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Replacements**" means, individually and collectively, the Required Replacements, Borrower Requested Replacements and Additional Lender Replacements.

"**Required Repair Schedule**" means that certain Schedule 6 (Required Repair Schedule) to the Loan Agreement.

"**Required Repairs**" means those items listed on the Required Repair Schedule.

"**Required Replacement Schedule**" means that certain Schedule 5 (Required Replacement Schedule) to the Loan Agreement.

"**Required Replacements**" means those items listed on the Required Replacement Schedule.

"**Reserve/Escrow Account Funds**" means, collectively, the funds on deposit in the Reserve/Escrow Accounts.

"**Reserve/Escrow Accounts**" means, individually and collectively, the Replacement Reserve Account, the Repairs Escrow Account, and the Restoration Reserve Account.

"**Residential Lease**" means a Lease of an individual dwelling unit.

"**Restoration**" means any work and improvements required to be performed to the Mortgaged Property following a casualty or event of loss as set forth in plans and specifications approved by Lender.

"**Restoration Reserve Account**" means, if applicable, the account established by Lender into which insurance proceeds are deposited in order to fund a Restoration following a casualty or event of loss.

"**Restoration Reserve Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Restoration Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Restricted Ownership Interest**" means, with respect to any entity, the following:

(a) if such entity is a general partnership or a joint venture, fifty percent (50%) or more of all general partnership or joint venture interests in such entity;

(b) if such entity is a limited partnership:

(1) the interest of any general partner; or

(2) fifty percent (50%) or more of all limited partnership interests in such entity;

(c) if such entity is a limited liability company or a limited liability partnership:

(1) the interest of any managing member or the contractual rights of any non-member manager; or

(2) fifty percent (50%) or more of all membership or other ownership interests in such entity;

(d) if such entity is a corporation (other than a Publicly-Held Corporation) with only one class of voting stock, fifty percent (50%) or more of voting stock in such corporation;

(e) if such entity is a corporation (other than a Publicly-Held Corporation) with more than one class of voting stock, the amount of shares of voting stock sufficient to have the power to elect the majority of directors of such corporation; or

(f) if such entity is a trust (other than a land trust or a Publicly-Held Trust), the power to Control such trust vested in the trustee of such trust or the ability to remove, appoint or substitute the trustee of such trust (unless the trustee of such trust after such removal, appointment or substitution is a trustee identified in the trust agreement approved by Lender).

"**Review Fee**" means the non-refundable fee of $3,000 payable to Lender.

"**Sanctioned Country**" means a country or territory subject to either a targeted or comprehensive country-wide sanctions program administered and enforced by OFAC, which list is updated from time to time.

"**Sanctioned Person**" means:

(a) a Person named on the list of "Specially Designated Nationals and Blocked Persons" maintained by OFAC, available at http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time;

(b) (1) an agency of the government of a Sanctioned Country, (2) an organization controlled by a Sanctioned Country, or (3) a Person resident in a Sanctioned Country, to the extent any Person described in clauses (1), (2) or (3) is the subject of a sanctions program administered by OFAC;

(c) a Person whose property and interests in property are blocked pursuant to an Executive Order or regulations administered by OFAC consistent with the guidance issued by OFAC; or

(d) any Person that meets (a) or (b) of the definition of "Prohibited Person."

"**Schedule of Interest Rate Type Provisions**" means that certain Schedule 3 (Schedule of Interest Rate Type Provisions) to the Loan Agreement.

"**Security Instrument**" means that certain multifamily mortgage, deed to secure debt or deed of trust executed and delivered by Borrower as security for the Mortgage Loan and encumbering the

Mortgaged Property, including all riders or schedules attached thereto, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Servicing Arrangement**" means any arrangement between Lender and the Loan Servicer for loss sharing or interim advancement of funds.

"**Short-Term Rental**" means any Lease or master Lease (including subleases, licenses, and other possessory interests, whether oral or written) of an individual dwelling unit, for which the intended occupancy of the dwelling unit is for a period or periods of less than thirty (30) days, irrespective of the stated term of the Lease, including any Lease:

(a) for corporate tenant and guest suite purposes; or

(b) with an agreement or arrangement between either:

(1) Borrower and a tenant whereby the tenant may enter into a separate agreement or arrangement with a Short-Term Rental Provider to offer Short-Term Rentals at the Mortgaged Property; or

(2) Borrower and a Short-Term Rental Provider, pursuant to which tenants may offer Short-Term Rentals at the Mortgaged Property.

"**Short-Term Rental Provider**" means any platform or provider (including any internet or online service platform or provider) that offers Short-Term Rental services and arrangements, including booking and reservation services to guests and customers.

"**Software**" has the meaning set forth in the Security Instrument.

"**Summary of Loan Terms**" means that certain Schedule 2 (Summary of Loan Terms) to the Loan Agreement.

"**Taxes**" has the meaning set forth in the Security Instrument.

"**Title Policy**" means the mortgagee's loan policy of title insurance issued in connection with the Mortgage Loan and insuring the lien of the Security Instrument as set forth therein, as approved by Lender.

"**Total Parking Spaces**" has the meaning set forth in the Summary of Loan Terms.

"**Total Residential Units**" has the meaning set forth in the Summary of Loan Terms.

"**Transfer**" means:

(a) a sale, assignment, transfer or other disposition (whether voluntary, involuntary, or by operation of law), other than Residential Leases, Material Commercial Leases or non-Material Commercial Leases permitted by the Loan Agreement;

(b) a granting, pledging, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary, or by operation of law);

(c) an issuance or other creation of a direct or indirect ownership interest;

(d) a withdrawal, retirement, removal or involuntary resignation of any owner or manager of a legal entity; or

(e) a merger, consolidation, dissolution, Division or liquidation of a legal entity.

"**Transfer Fee**" means a fee equal to one percent (1%) of the unpaid principal balance of the Mortgage Loan payable to Lender.

"**Treasury Regulations**" means regulations, revenue rulings and other public interpretations of the Internal Revenue Code by the Internal Revenue Service, as such regulations, rulings and interpretations may be amended or otherwise revised from time to time.

"**UCC**" has the meaning set forth in the Security Instrument.

"**UCC Collateral**" has the meaning set forth in the Security Instrument.

"**Voidable Transfer**" means any fraudulent conveyance, preference or other voidable or recoverable payment of money or transfer of property.

"**Yield Maintenance Period End Date**" or "**Prepayment Premium Period End Date**" has the meaning set forth in the Summary of Loan Terms.

"**Yield Maintenance Period Term**" or "**Prepayment Premium Period Term**" has the meaning set forth in the Summary of Loan Terms.

[Remainder of Page Intentionally Blank]

SCHEDULE 2
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Summary of Loan Terms
(Interest Rate Type - Fixed Rate)

I. GENERAL PARTY AND MULTIFAMILY PROJECT INFORMATION	
Borrower	**VICTORYBASE SC1, LLC**, a Texas limited liability company
Lender	**WALKER & DUNLOP, LLC**, a Delaware limited liability company
Key Principal	**VICTORYBASE RE, LLC**, a Texas limited liability company **THOMAS PAQUIN**
Guarantor	**VICTORYBASE RE, LLC**, a Texas limited liability company **THOMAS PAQUIN**
Multifamily Project	Windsong Place
	ADDRESSES
Borrower's General Business Address	c/o VictoryBase, 550 [redacted]
Borrower's Notice Address	c/o VictoryBase, 550 [redacted]
Multifamily Project Address	9 Windsong Rd Beaufort, South Carolina 29906
Multifamily Project County	Beaufort
Key Principal's General Business Address	c/o VictoryBase, 550 [redacted]

Key Principal's Notice Address	c/o VictoryBase, 550 [redacted]
Guarantor's General Business Address	c/o VictoryBase, 550 [redacted]
Guarantor's Notice Address	c/o VictoryBase, 550 [redacted]
Lender's General Business Address	[redacted]
Lender's Notice Address	[redacted]
Lender's Payment Address	[redacted]

II. MULTIFAMILY PROJECT INFORMATION	
Property Square Footage	424,680 sq. ft.
Total Parking Spaces	144
Total Residential Units	48
Affordable Housing Property	☐ Yes ☒ No

III. MORTGAGE LOAN INFORMATION	
Amortization Period	Zero (0) months
Amortization Type	☐ Amortizing ☒ Full Term Interest Only ☐ Partial Interest Only
Effective Date	June 2, 2023
First Payment Date	The first day of August, 2023
Fixed Rate	5.60%
Interest Accrual Method	☐ 30/360 (computed on the basis of a three hundred sixty (360) day year consisting of twelve (12) thirty (30) day months) or ☒ Actual/360 (computed on the basis of a three hundred sixty (360) day year and the actual number of calendar days during the applicable month, calculated by multiplying the unpaid principal balance of the Mortgage Loan by the Interest Rate, dividing the product by three hundred sixty (360), and multiplying the quotient obtained by the actual number of days elapsed in the applicable month)
Interest Only Term	One hundred twenty (120) months
Interest Rate	The Fixed Rate
Interest Rate Type	Fixed Rate
Loan Amount	$9,361,000.00
Loan Term	One hundred twenty (120) months

Loan Year	The period beginning on the Effective Date and ending on the last day of June, 2024, and each successive twelve (12) month period thereafter
Maturity Date	The first day of July, 2033, or any earlier date on which the Indebtedness becomes due and payable by acceleration or otherwise
Maximum Permitted Equipment Financing	**$187,220.00**
Monthly Debt Service Payment	(i) $45,140.82 for the First Payment Date; and (ii) for each Payment Date thereafter until the Mortgage Loan is fully paid: (a) $40,772.36 if the prior month was a 28-day month; (b) $42,228.51 if the prior month was a 29-day month; (c) $43,684.67 if the prior month was a 30-day month; and (d) $45,140.82 if the prior month was a 31-day month
Prepayment Lockout Period	The 0 Loan Year of the term of the Mortgage Loan

IV. YIELD MAINTENANCE/PREPAYMENT PREMIUM INFORMATION	
Yield Maintenance Period End Date ***or*** **Prepayment Premium Period End Date**	The last day of December, 2032
Yield Maintenance Period Term ***or*** **Prepayment Premium Period Term**	One hundred fourteen (114) months

V. RESERVE INFORMATION	
Completion Period	Within N/A months after the Effective Date or as otherwise shown on the Required Repair Schedule
Initial Replacement Reserve Deposit	$0.00
Maximum Inspection Fee	$750.00
Maximum Repair Disbursement Interval	One (1) time per calendar month
Maximum Replacement Reserve Disbursement Interval	One (1) time per calendar quarter
Maximum Restoration Reserve Disbursement Interval	One (1) time per calendar month
Minimum Repairs Disbursement Amount	$5,000.00
Minimum Replacement Reserve Disbursement Amount	$5,000.00
Minimum Restoration Reserve Disbursement Amount	$5,000.00

Monthly Replacement Reserve Deposit	$800.00
Repair Threshold	$10,000.00
Repairs Escrow Account Administration Fee	$250.00, payable one time
Repairs Escrow Deposit	$0.00
Replacement Reserve Account Administration Fee	$250.0, payable annually
Replacement Reserve Account Interest Disbursement Frequency	Annually
Replacement Threshold	$5,000.00
Restoration Reserve Account Administration Fee	$250.00, payable one (1) time
Restoration Threshold	$10,000.00

[Remainder of Page Intentionally Blank]

SCHEDULE 3
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Schedule of Interest Rate Type Provisions
(Fixed Rate)

1. Defined Terms.

Capitalized terms not otherwise defined in this Schedule have the meanings given to such terms in the Definitions Schedule to the Loan Agreement.

2. Interest Accrual.

Except as otherwise provided in the Loan Agreement, interest shall accrue at the Interest Rate until fully paid.

SCHEDULE 4
<u>TO MULTIFAMILY LOAN AND SECURITY AGREEMENT</u>

Prepayment Premium Schedule
(Standard Yield Maintenance – Fixed Rate)

1. Defined Terms.

All capitalized terms used but not defined in this Prepayment Premium Schedule shall have the meanings assigned to them in the Loan Agreement.

2. Prepayment Premium.

Any Prepayment Premium payable under Section 2.03 (Lockout/Prepayment) of the Loan Agreement shall be computed as follows:

(a) If the prepayment is made at any time after the Effective Date and before the Yield Maintenance Period End Date, the Prepayment Premium shall be the greater of:

(1) one percent (1%) of the amount of principal being prepaid; or

(2) the product obtained by multiplying:

(A) the amount of principal being prepaid,

by

(B) the difference obtained by subtracting from the Fixed Rate on the Mortgage Loan, the Yield Rate (as defined below) on the twenty-fifth (25th) Business Day preceding (i) the Intended Prepayment Date, or (ii) the date Lender accelerates the Mortgage Loan or otherwise accepts a prepayment pursuant to Section 2.03(d) (Application of Collateral) of the Loan Agreement,

by

(C) the present value factor calculated using the following formula:

$$\frac{1 - (1 + r)^{-n/12}}{r}$$

[r = Yield Rate

n = the number of months remaining between (i) either of the following: (x) in the case of a voluntary prepayment, the last day of the month in which the prepayment is made, or (y) in

any other case, the date on which Lender accelerates the unpaid principal balance of the Mortgage Loan and (ii) the Yield Maintenance Period End Date.

For purposes of this clause (2), the "**Yield Rate**" means the yield calculated by interpolating the yields for the immediately shorter and longer term U.S. "Treasury constant maturities" (as reported in the Federal Reserve Statistical Release H.15 Selected Interest Rates (the "**Fed Release**") under the heading "U.S. government securities") closest to the remaining term of the Yield Maintenance Period Term, as follows (rounded to three (3) decimal places):

$$\left(\frac{(a-b)}{(x-y)} \times (z-y)\right) + b$$

$a =$ the yield for the longer U.S. Treasury constant maturity

$b =$ the yield for the shorter U.S. Treasury constant maturity

$x =$ the term of the longer U.S. Treasury constant maturity

$y =$ the term of the shorter U.S. Treasury constant maturity

$z =$ "n" (as defined in the present value factor calculation above) divided by twelve (12).

For purposes of this clause (2), if the Yield Rate is calculated to be zero, the number 0.00001 shall be deemed to be the Yield Rate.

Notwithstanding any provision to the contrary, if "z" equals a term reported under the U.S. "Treasury constant maturities" subheading in the Fed Release, the yield for such term shall be used, and interpolation shall not be necessary. If publication of the Fed Release is discontinued by the Federal Reserve Board, Lender shall determine the Yield Rate from another source selected by Lender. Any determination of the Yield Rate by Lender will be binding absent manifest error.]

(b) If the prepayment is made on or after the Yield Maintenance Period End Date but before the last calendar day of the fourth (4th) month prior to the month in which the Maturity Date occurs, the Prepayment Premium shall be one percent (1%) of the amount of principal being prepaid.

(c) Notwithstanding the provisions of Section 2.03 (Lockout/Prepayment) of the Loan Agreement, no Prepayment Premium shall be payable with respect to any prepayment made on or after the last calendar day of the fourth (4th) month prior to the month in which the Maturity Date occurs.

[Remainder of Page Intentionally Blank]

SCHEDULE 5
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Required Replacement Schedule

Asphalt Sealcoat and Restriping

Building Exteriors - Clean, Seal, Repair, Repaint

Domestic Water Heater Tank Type (40-50 Gallons)

Condenser, Remote - Component

Vinyl Flooring Replacement

Carpet Flooring Replacement

Refrigerators

Range

Dishwasher

Microwave

SCHEDULE 6
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Required Repair Schedule

NONE

Property Address	Collateral Reference Number
9 Windsong Rd Beaufort, South Carolina 29906	1720009840

SCHEDULE 7
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Exceptions to Representations and Warranties Schedule

NONE

SCHEDULE 8
<u>TO MULTIFAMILY LOAN AND SECURITY AGREEMENT</u>

Ownership Interests Schedule


Windsong Place
9 Windsong Road Beaufort, SC
Thomas Paquin, a Trustee of the Tom Paquin Irrevocable Trust
Investors
Exchange Agreement
100% membership interest (100% economic and voting interest)
VictoryBase RE LLC
Texas Limited Liability Company
VictoryBase Corporation
Delaware Corporation
Manager
Class A Shares
VictoryBase Holdings, LLC
Texas Limited Liability Company
Manager
100% membership interest (100% economic and voting interest)
VictoryBase SC1, LLC
Texas Limited Liability Company
Borrower

[Remainder of Page Intentionally Blank]

EX1A-6 MAT CTRCT 8 vb-posqex6z11.htm EXHIBIT 6.11

MODIFIED AND CONSOLIDATED PROMISSORY NOTE

$5,915,000.00 **February 10, 2023**

FOR VALUE RECEIVED, VICTORYBASE NY1, LLC, a Texas limited liability company authorized to do business in New York State, with an address of [redacted] (herein referred to as "Borrower"), hereby covenants and promises to pay to **WATERTOWN SAVINGS BANK,** a New York savings bank, with an address of [redacted] (referred to herein as "Lender"), or order, at Lender's address first above written or at such other address as Lender may designate in writing, the principal sum of **FIVE MILLION NINE HUNDRED FIFTEEN THOUSAND and 00/100 DOLLARS ($5,915,000.00),** in lawful money of the United States of America, together with interest thereon computed from the date hereof as set forth herein, until paid in full.

Borrower covenants and agrees with Lender as follows:

1. Borrower will pay the indebtedness evidenced by this Note as provided herein.

2. The interest rate charged on the outstanding principal balance shall be at the initial rate of **five percent (5.00%)** per annum. Interest is calculated on the basis of a 360-day year for the actual number of days the loan is outstanding.

3. A payment of accrued interest only will be made by the Borrower on **March 1, 2023.**

4. Commencing on the **first day of April 2023,** and continuing on the first day of each consecutive month thereafter, Borrower shall make monthly payments of principal and interest payable in initial, equal monthly installments of **Thirty-Four Thousand Five Hundred Seventy Eight and 50/100 Dollars ($34,578.50)** each, to be applied first against late charges or other penalties or expenses for which Borrower is liable; accrued interest at the aforesaid rate on the outstanding principal amount; and then in reduction of principal. Borrower shall also make any required monthly escrow payments for real estate taxes and assessments pursuant to that certain Mortgage as consolidated between Borrower and Lender of even date herewith.

5. (a) The interest rate charged on the outstanding principal balance may change on the first (1st) day of **August 2027,** and on that day every sixtieth (60th) month thereafter. The date on which the interest rate shall change is referred to herein as the "Change Date". Beginning with the first Change Date, the interest rate shall be based on the weekly Five (5) year Treasury Constant Maturity Rate published in the Federal Reserve Statistical Release (referred to herein as the "Index"). The most recent Index figure available as of the date approximately forty-five days before each Change Date is called the "Current Index". If the Current Index is no longer available, the Lender shall choose a new index which is based upon comparable information. Before each Change Date, the Lender shall determine the new interest rate by adding **3.00%** to the Current Index and the resulting interest rate shall remain effective as the new interest rate until the next Change Date. The new interest rate shall become effective on the Change Date.

(b) On the Change Date, if the amount of the change between the prior interest rate and the new interest rate is less than 1/8 of 1 percentage point, the amount of the change will be rounded to zero. If the amount of the change is greater than 1/8 of 1 percentage point, the amount of the change will be rounded to the nearest 1/8 of 1 percentage point.

(c) Notwithstanding any provisions herein contained to the contrary, the interest rate shall never be less than **five percent (5.00%)** per annum for the life of the loan.

(d) The Lender shall, at the same time as it calculates the new interest rate, determine the monthly payments that would be needed to repay in full the amount of principal that Borrower is expected to owe on the Change Date, taking into consideration the new interest rate, the Note's maturity date, and the requirement of substantially equal payments. The result of this calculation shall be the new amount of the monthly payment. Borrower shall pay the amount of the new monthly payment beginning on the first monthly payment date after the Change Date. The Lender shall mail or deliver to B01Tower a notice of any change in the interest rate and the amount of the new monthly payment before the effective date of any such change.

6. Borrower shall have the right to prepay all or a portion of the outstanding principal balance of the Note without any prepayment fee, PROVIDED, HOWEVER, that, in the event the Borrower might pay in full the remaining principal balance of the Note through the refinance of the indebtedness by another lending institution during the first five years of the term of this loan, then the Borrower shall incur a prepayment charge applicable to the outstanding principal balance at the rate of five percent (5%) in the first year, four percent (4%) in the second year, three percent (3%) in the third year, two percent (2%) in the fourth year, and one percent (1%) in the fifth year. The installment payments provided for in the Note shall continue without change after any such partial prepayment.

7. Notwithstanding any other provision contained herein to the contrary, on **March 1, 2048** (the "Maturity Date"), all outstanding principal and accrued interest shall be due and payable, if not sooner paid.

8. In the event that any portion of any payment due hereunder is not made within fifteen (15) days of the date such payment became payable, the Lender at its option may charge a Late Payment Charge equal to four cents ($.04) for each dollar ($1.00) so overdue to defray the expenses incident to handling such delinquent payments. The "Late Charge", if not previously paid, shall be added to and become a part of the next succeeding monthly payment. This paragraph shall not be deemed to extend or otherwise modify or amend the date when such payments are due hereunder.

9. The Lender may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable if Borrower fails to make any payment required by this Note within thirty (30) days of its due date.

10. This Note is governed by the terms and conditions contained in the Commercial Loan Agreement. All of the covenants, conditions and agreements contained in the Commercial Loan Agreement are incorporated by reference herein and are made a part hereof as if expressly set forth. In the event of any conflict between the terms of this Note and the terms of the Commercial Loan Agreement, the terms of the Commercial Loan Agreement shall be paramount and shall govern.

11. The holder of this Note may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable upon the occurrence of any event of default under the Commercial Loan Agreement, this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents securing this Note or any other loan document (collectively the "Loan Documents") beyond any applicable grace period provided for herein or in said Loan Documents. Forbearance to exercise this right to accelerate the maturity of the principal indebtedness with respect to any event of default shall not constitute a waiver of said right as to any other or subsequent event of default.

12. Borrower shall pay all costs and expenses, including reasonable attorney's fees, incurred by Lender in connection with the enforcement of this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents or any other loan document.

13. Borrower, and all guarantors, endorsers and sureties of this Note, hereby waive presentment for payment, demand, protest, notice of protest, notice of nonpayment, and notice of dishonor of this Note. Borrower and all guarantors, endorsers and sureties consent that Lender at any time may extend the time of payment of all or any part of the indebtedness secured hereby, or may grant any other indulgences.

14. Any notice or demand required or permitted to be made or given hereunder shall be deemed sufficiently made and given if given by personal service or five (5) days after the mailing of such notice or demand by certified mail, addressed, if to Borrower, at Borrower's address first above written, or if to Lender, at Lender's address first above written. Any party may change its address by like notice actually received by the other party or parties.

15. Nothing contained herein shall be construed as to require the Borrower to pay interest at a greater rate than the maximum allowed by law. If, however, from any circumstances, Borrower pays interest at a greater rate than the maximum amount allowed by law, the obligation to be fulfilled will be reduced to an amount computed at the highest rate of interest permissible under applicable law and if, for any reason whatsoever, Lender ever receives interest in an amount which would be deemed unlawful under applicable law, such interest shall be automatically applied to amounts owed, in Lender's sole discretion, or as otherwise allowed by applicable law.

16. All parties executing this Note shall be jointly and severally liable hereunder.

17. This Note shall be construed in accordance with and governed by the laws of the State of New York.

18. Any legal action by any party against another relating in any way to this instrument, or the indebtedness, or any relationship between or conduct by the parties, whether at law or in equity, shall be commenced in the Supreme Court of the State ofNew York in and for Jefferson County, New York, or in such other court of competent jurisdiction as may be chosen by the Lender.

19. This Note may not be changed or terminated orally, but only by an agreement in writing signed by the party against whom enforcement of any change, modification, termination, waiver, or discharge is sought.

20. **WAIVER OF JURY TRIAL. Any right to a trial by jury is hereby waived in any action or proceeding in connection with this instrument, the obligations, all matters contemplated hereby and documents executed in connection herewith, and it is agreed not to consolidate any such action with any other action in which a jury trial can be had.**

21. The gender and number used in this Note are used for reference only and shall apply with the same effect whether the parties are masculine, feminine, neuter, singular or plural.

22. This Note shall modify and consolidate the obligations of Borrower to Lender set forth in (1) a certain promissory note, assumed by Borrower, dated June 7, 2013, in the principal amount of $2,900,000.00 and (2) a certain promissory note made by Borrower and dated on even date herewith in the principal amount of $3,928,148.61. Except as herein modified, changed and/or amended, the terms and conditions of the original obligations are continued, ratified and affirmed.

Signature Page to Follow

IN **WITNESS WHEREOF,** Borrower has executed this Note on the date first above written.

BORROWER:

VICTORYBASE NYI, LLC,
a Texas limited liability company

By: /s/ Thomas Paquin
VictoryBase Holdings LLC,
a Texas limited liability company,
its managing member

By: /s/ Thomas Paquin
VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

STATE OF TEXAS)
)ss:
COUNTY OF TARRANT)

On the __8__ day of February 2023, before me personally appeared **THOMAS PAQUIN,** personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, entity or person upon behalf of which the individual acted, executed the instrument.

EX1A-6 MAT CTRCT 7 vb-posqex6z10.htm EXHIBIT 6.10

COMMERCIAL LOAN AGREEMENT

TIDS LOAN AGREEMENT (referred to herein as "Agreement") is made as of **February 10, 2023,** by and between **VICTORYBASE NYl, LLC,** a Texas limited liability company authorized to do business in New York State, with an address of [redacted] (referred to herein as "Borrower"), **THOMAS PAQUIN,** with an address of [redacted] **VICTORYBASE HOLDINGS LLC,** a Texas limited liability company, with an address of [redacted], **CORRY J. LAWLER,** with an address o [redacted] and **LAWLER REALTY LLC,** a New York State limited liability company, with an address of [redacted] (referred to herein jointly and severally as "Guarantor") with **WATERTOWN SAVJNGS BANK,** a New York savings bank, with an office located at [redacted] (referred to herein as "Lender").

RECITALS

Borrower has applied to Lender for a loan (referred to herein as "Loan") in the aggregate amount of **$5,915,000.00** for the purposes set forth herein. Borrower enters into this Agreement to establish the terms and conditions pursuant to which Lender makes the Loan and to confirm and ratify the terms and conditions set forth in that certain Loan Commitment Letter dated **August 3, 2022, amended on November 29, 2022, amended on December 23, 2022, and amended on February 6, 2023** (referred to herein as the "Loan Commitment Letter").

NOW THEREFORE, in consideration of the covenants, representations, warranties and agreement contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower hereby covenants and agrees as follows:

Section 1. **DEFINED TERMS.**

If used in this Agreement the following terms have the following meaning:

1.1 "Absolute Assignment of Leases and Rents" means that certain Absolute Assignment of Leases and Rents substantially in the form set forth in Exhibit 6, with appropriate insertions, to be executed by Borrower and delivered to lender at the Closing of the Loan, by which Borrower grants Lender the rights set forth therein to secure full payment of the Loan and complete performance of this Agreement.

1.2 "Borrower" means **VictoryBase NYl, LLC.**

1.3 "Closing" means the date on which the instruments described herein are executed and delivered and part or all of the loan proceeds are distributed to Borrower.

1.4 "Consolidated Note" means that certain modified and consolidated promissory note substantially in the form set forth in Exhibit 3, with appropriate insertions, to be executed by Borrower and delivered to Lender pursuant to §4 of this Agreement at the Closing of the Loan; and all amendments, modifications and extensions thereof.

1.5 "Event of Default" has the meaning set forth in §9.

1.6 "Existing Mortgage" means that certain mortgage made or assumed by Borrower in favor of Lender as follows:

> Mortgage made by JEFFERSON COUNTY INDUSTRIAL DEVELOMENT AGENCY and LAWLER REALTY LLC to WATERTOWN SAVINGS BANK dated June 7, 2013 and recorded in the Jefferson County Clerk's Office on June 7, 2013, as Instrument No. 2013- 8115, in the principal amount of$2,900,000.00.

1.7 "Financial Statements" means any and all operating statements dealing with the financial condition of Borrower, including but not limited to balance sheets, income statements, and cash flow statements relating to the operation of the business located at the premises described in the Mortgage.

1.8 "Guarantor" means jointly and severally **Thomas Paquin, VictoryBase Holdings LLC, Corry J. Lawler and Lawler Realty LLC.**

1.9 "Guaranty" means that unlimited guaranty of the payment and performance of the Loan made and delivered by **Thomas Paquin, VictoryBase Holdings LLC, Corry J. Lawler and Lawler Realty LLC** substantially in the form set forth in Exhibit 8.

1.10 "Hazard Insurance" means insurance coverage against loss for the real and personal property used as collateral for the Loan. The policy(s) must name Watertown Savings Bank, its successors or assigns as mortgagee and loss payee.

1.11 "Lender" means WATERTOWN SAVINGS BANK, a savings bank organized and existing under the laws of the State of New York with an office located at 111 Clinton Street, Watertown, New York 13601.

1.12 "Liability Insurance" means general public liability insurance coverage for the real property used as collateral for the Loan as reasonably required by Lender.

1.13 "Loan" means the past, current and future extensions of credit made by Lender to Borrower in the aggregate amount of **$5,915,000.00** pursuant to the terms of this Agreement.

1.14 "Loan Commitment Letter" means the loan commitment letter dated **August 3, 2022, amended on November 29, 2022, amended on December 23, 2022, and amended on February 6, 2023,** true and complete copies of which are attached hereto as Exhibit 1.

1.15 "Loan Papers" means: (a) this Agreement and the Loan Commitment Letter; (b) any and all promissory notes, guaranties, mortgages, security agreements, assignments, modification agreements and any other instruments, documents, applications, written representations, and agreements executed and/or delivered pursuant to the tenns of this Agreement and relating directly or indirectly to the Loan; and (c) any and all future amendments, renewals, extensions, or supplements to any of the foregoing.

1.16 "Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement" means that certain mortgage modification agreement in substantially the same form as Exhibit 5, and with appropriate insertions, to be executed by Borrower and delivered to Lender at the Closing of the Loan, representing a valid first position security lien on the premises set forth therein. The Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement is sometimes referred to herein as the "Consolidated Mortgage".

1.17 "New Mortgage" means that certain Mortgage substantially in the form set forth in Exhibit 4, with appropriate insertions, to be executed by Borrower and delivered to Lender at the Closing of the Loan, by which Borrower grants Lender a new mortgage in and to the premises described therein to secure partial payment of the Loan and partial performance of this Agreement, to be consolidated with the Existing Mortgage to create a single first lien security interest in the premises described therein; and all further amendments, modifications and extensions thereof.

1.18 "New Note" means that certain promissory note substantially in the form set forth in Exhibit 2, with appropriate insertions, to be executed by Borrower and delivered to Lender pursuant to §4 of this Agreement at the Closing of the Loan; and all amendments, modifications and extensions thereof.

1.19 "Security Agreement" means that certain security agreement substantially in the form set forth in Exhibit 7, with appropriate insertions, to be executed by Borrower and delivered to Lender at the closing of the Loan, by which Borrower grants Lender a first lien security interest in and to the assets of Borrower as set forth therein to secure full payment of the Loan and complete performance of this Agreement.

Section 2. **PURPOSE OF THE LOAN.**

2.1 Borrower warrants that the Loan made by Lender pursuant to the terms of this Agreement is to be used solely for commercial or business purposes as outlined in the Loan Papers, and to **purchase real property located at Pike Road, Lot 15, Village of Sackets Harbor, Town of Hounsfield, Jefferson County, State of New York, known as tax map no. 81.77-1-27.5.**

Section 3. **COMMITMENT OF LENDER.**

3.1 Lender agrees to make the Loan to Borrower pursuant to the terms of this Agreement and the Loan Commitment Letter which is hereby incorporated by reference as if fully set forth herein.

Section 4. **TERMS OF THE LOAN.**

4.1 The Loan shall be evidenced by the existing note given in conjunction with the Existing Mortgage, the New Note substantially in the form set forth as Exhibit 2, and the Consolidated Note substantially in the fonn set forth as Exhibit 3, with appropriate insertions, made payable to the order of Watertown Savings Bank, made and delivered at Closing by Borrower.

Section 5. **SECURITY FOR THE LOAN.**

5 .1 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the New Mortgage set forth as Exhibit 4, and the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement set forth as Exhibit 5, with appropriate insertions granting Lender a first position mortgage lien in and to the premises of the Borrower as set forth in the New Mortgage and Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement.

5.2 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the Security Agreement set forth as Exhibit 7, with appropriate insertions and related Financing Statements granting Lender a first lien security interest in and to the assets of Borrower as described therein.

5.3 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the Absolute Assignment of Leases and Rents set forth as Exhibit 6, with appropriate insertions and related Financing Statements.

5.4 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Guarantor shall execute and deliver at closing the Guaranty or Guaranties set forth as Exhibit 8.

5.5 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall cause a reasonably acceptable insurance carrier to deliver evidence of reasonably acceptable Hazard Insurance coverage and Liability Insurance coverage at Closing.

5.6 In addition to, and not as a limitation of, all rights of offset that Lender may have under applicable law, upon the occurrence of an Event of Default, without notice to Borrower or Guarantor, Lender shall have the right to appropriate and apply to the payment of the Consolidated Note any and all balances, credits, deposits, accounts, or moneys of Borrower and/or Guarantor then and thereafter with the Lender.

Section 6. **BORROWER'S AND GUARANTOR'S WARRANTIES.**

To induce Lender to make the Loan, Borrower and Guarantor warrant to Lender that:

6.1 Borrower is duly formed under the laws of the State of Texas and existing in good standing under the laws of the State of New York.

6.2 The execution and delivery of this Agreement, the borrowing under this Agreement, the execution and delivery of the New Note, Consolidated Note, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement and the Guaranty, and the performance by Borrower and Guarantor of the Borrower's obligations and the Guarantor's obligations under this Agreement and the Loan Papers are within the Borrower's and Guarantor's powers, have been duly authorized and all necessary action taken, have received all necessary governmental approvals, if any were required, and do not and will not contravene or conflict with any provision of law, articles of organization, by-laws or any agreement binding upon the Borrower or the Guarantor.

6.3 This Agreement, the New Note, the Consolidated Note, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement and the Guaranty, when duly executed and delivered will be, legal, valid and binding obligations of the Borrower and the Guarantor enforceable against the Borrower and the Guarantor in accordance with their respective terms.

6.4 The Borrower's and the Guarantor's Financial Statements, if any, which have been furnished to the Lender accurately present the financial condition of Borrower and the Guarantor and the results of Borrower's or Guarantor's operations for the applicable periods, and since the date of the Financial Statements, if any, there has been no material adverse change in Borrower's or Guarantor's financial condition or operations.

6.5 No litigation, including, without limitation, arbitration proceedings or governmental proceedings, are pending or threatened against the Borrower or the Guarantor that would, if adversely determined, materially and adversely affect the financial condition or continued operations of the Borrower or the Guarantor. The Borrower and the Guarantor do not have any material contingent liabilities not provided for or disclosed in the Financial Statements.

6.6 The Borrower has incurred no indebtedness or obligation under leases which encumber the premises described in the Consolidated Mortgage except for current leases and none of the assets of the Borrower used as security for the Loan are subject to any mortgage, pledge, lien, encumbrance, or security interest except as set forth herein.

6.7 The representations and warranties of the Borrower contained in the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents and the Security Agreement are hereby confirmed and incorporated in this Agreement by reference. The premises described in the Consolidated Mortgage are in compliance with all applicable subdivision and other land use laws or regulations.

6.8 Borrower has duly complied with, and Borrower's business, operations, assets, equipment, property, leaseholds or other facilities, including but not limited to the premises described in the Consolidated Mortgage, are in compliance with, the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder. As of the execution of this Agreement, there has been no release or threatened release of oil or hazardous materials (including, without limitation, asbestos and polychlorinated biphenyls), hazardous substances or hazardous wastes or any other contaminant or pollutant at, on, to, into, or from the premises described in the Consolidated Mortgage and that no federal, state or local agency or authority has issued any claim, notification, order or violation or instituted any action, suit, or proceeding concerning oil or hazardous materials, hazardous substances or hazardous wastes or any other contaminant or pollutant with respect to the premises described in the Consolidated Mortgage or with respect to the release of such oil or hazardous materials, hazardous substances or hazardous wastes or any other contaminant or pollutant on any adjoining property. The Borrower is not aware of any condition or occurrence which could give rise to any such claim, notification, order, violation, action, suit, or proceeding.

6.9 No consent or approval is needed from any governmental agency for the transfer of the premises described in the Consolidated Mortgage under any environmental law, code, ordinance, rule or regulation.

6.10 Borrower has been issued and will maintain all required federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions, (ii) discharges to surface or groundwater, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any federal, state or local law, code or ordinance and all rules and regulations promulgated thereunder, as hazardous or potentially hazardous), or (vi) other environmental, health or safety matters.

6.11 Borrower has received no notice of, and neither knows of nor suspects, facts which might constitute any violations of any federal, state or local environmental, health or safety laws, codes or ordinances and any rules or regulations promulgated thereunder with respect to Borrower's business, operations, assets, equipment, property, leaseholds or other facilities, including but not limited to the premises described in the Consolidated Mortgage.

6.12 Except in accordance with a valid governmental permit license, certificate or approval, there has been no emission, spill, release or discharge into or upon (i) the air, (ii) soils or any improvements located thereon, (iii) surface water or groundwater, or (iv) the sewer, septic system or waste treatment, storage.or disposal system servicing the premises described in the Consolidated Mortgage, of any toxic or hazardous substances or wastes at or from the premises described in the Consolidated Mortgage; and accordingly the premises described in the Consolidated Mortgage are free of all toxic or hazardous substances or wastes.

6.13 There has been no complaint, order, directive, claim, citation or notice by any governmental authority or any person or entity with respect to (i) air emissions, (ii) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the premises described in the Consolidated Mortgage, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or waste or (vi) other enviromnental, health or safety matters affecting Borrower or Borrower's business, operations, assets, equipment, property, leaseholds, or other facilities, including but not limited to the premises described in the Consolidated Mortgage. There are no agreements, consent orders, decrees, judgments, licenses or permit conditions, or other directives of government which relate to the future use of the premises described in the Consolidated Mortgage or require any change in the present conditions of the premises described in the Consolidated Mortgage, nor is the premises described in the Consolidated Mortgage listed or proposed to be listed on either the federal National Priorities List or the New York State Inactive Hazardous Waste Disposal Site Registry.

6.14 Borrower has no indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, clean-up or disposal of any solid wastes, hazardous wastes or other toxic or hazardous substances (including without limitation any such indebtedness, obligation or liability with respect to any current regulation, law or statute regarding such storage, treatment, clean-up or disposal). There is no adverse condition impairing, or which with notice or the passage of time or both would impair, the value of the premises described in the Consolidated Mortgage, and Borrower has no reason to believe any such condition exists relating to any toxic or hazardous substances or wastes. There are no electrical transformers, capacitors, or other equipment, items or articles on or at the premises described in the Consolidated Mortgage which contain polychlorinated biphenyls.

6.15 Borrower shall, unless Lender shall otherwise consent in writing: (a) be and remain in compliance with the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations issued thereunder; (b) notify Lender immediately of any notice of a hazardous discharge or enviromnental complaint received from any governmental agency or any other party; (c) notify Lender immediately of any hazardous discharge from or affecting its premises, including but not limited to the premises described in the Consolidated Mortgage; (d) immediately contain and remove the same, in compliance with all applicable laws; (e) promptly pay any fine or penalty assessed in connection therewith, except as contested in good faith and by appropriate proceedings; (f) permit Lender to inspect the premises, to conduct tests thereon, and to inspect all books, correspondence and records pertaining thereto; and (g) at Lender's request, and at the Borrower's expense, provide a report of a qualified enviromnental engineer, satisfactory in scope, form, and content to the Lender, and such other and further assurances reasonably satisfactory to Lender that the condition has been corrected.

6.16 The Borrower and the Guarantor hereby agree to defend, indemnify, and hold Lender harmless from and against any and all claims, damages, judgments, penalties, costs and expenses (including without limitation by way of specification, the costs associated with administrative and judicial proceedings, engineering, consulting and attorneys' fees and court costs) arising directly or indirectly from the activities of Borrower, Borrower's predecessors in interest, or third parties with whom Borrower has a contractual relationship, or arising directly or indirectly from the violation of any environmental protection, health or safety law, whether such claims are asserted by any governmental agency or any other person. This indemnity shall survive any termination of this Agreement.

Section 7. **BORROWER'S AND GUARANTOR'S COVENANTS.**

Until full payment and complete performance of all obligations of Borrower under this Agreement, unless Borrower receives prior written approval of a deviation from Lender, Borrower and Guarantor covenant and agree with Lender that:

7.1 Borrower will promptly and fully perform all obligations imposed in connection with the Loan or under any of the Loan Papers and refrain from doing any act or acts that would violate any warranty, covenant or condition contained in any of the Loan Papers.

7.2 Borrower will promptly notify Lender of: (a) the existence and status of any litigation, arbitration proceedings, or governmental proceeding, that would, if adversely determined, materially and adversely affect the financial condition or continued operations of Borrower; and (b) any material adverse change in any material fact or circumstance represented or warranted by Borrower to Lender in any of the Loan Papers.

7.3 Borrower will not directly or indirectly consolidate or merge with any other person or entity, nor will Borrower assign or transfer, or attempt to do so, any of its rights, powers, duties, or obligations under the Loan or under any of the Loan Papers.

7.4 Borrower will maintain the Borrower's good standing under the applicable laws of the State of New York and will remain duly qualified and in good standing, authorized to do business in each jurisdiction where such qualification is required because of the nature of the Borrower's activities or properties.

7.5 Borrower will not, except in the ordinary course of Borrower's business, sell, transfer, convey, lease, or otherwise dispose of any of the assets used as security for the Loan.

7.6 Borrower and Guarantor will promptly deliver to Lender such Financial Statements or other information as Lender may reasonably request from time to time. The Financial Statements must meet the AICPA standards for a review. Lender reserves the right to require that the Financial Statements meet the AICPA standards for audited financial statements and that they be prepared by a Certified Public Accountant. In connection with the covenants contained in this paragraph, the Borrower and Guarantor agree to: (a) maintain complete and accurate books and records; (b) permit access by Lender to the books and records of Borrower and Guarantor; and (c) permit Lender to inspect the properties and operations of Borrower.

Not limiting the foregoing, Borrower and Guarantor agree to provide Federal tax returns to Lender on an annual basis and Guarantor agrees to provide personal financial statements to Lender every **18** months during the term of the Loan.

7.7 Borrower will not create or permit any mortgage, pledge, lien, encumbrance, lease or security interest to encumber or otherwise to affect any assets used as security for the Loan, other than the liens created in connection with the Loan and as set forth in this Agreement.

7.8 Borrower will pay or cause to be paid all taxes, assessments, and other liabilities when due, except as contested in good faith and by appropriate proceedings.

7.9 Borrower will maintain whatever insurance is required by law and any other insurance, to such an extent and against such hazards and liabilities, as is customarily maintained by companies or businesses similarly situated. Borrower will keep in force Hazard Insurance, showing Lender as an additional loss payee, covering the premises encumbered by the Consolidated Mortgage and the collateral identified in the Security Agreement, in an amount of coverage for the real property not less than the amount of the Mortgage and for the collateral identified in the Security Agreement not less than full replacement cost; in addition Borrower will maintain reasonably acceptable Liability Insurance and shall provide a true and complete copy(s) of the said insurance policy(s) to Lender with acceptable evidence of the prepayment of the applicable premium(s) for a period of one (1) year.

7.10 Borrower will include in each and every lease which affects or relates to the premises subject to the Mortgage, including but not limited to the lease identified in the Absolute Assignment of Leases and Rents, a clause reasonably acceptable to Lender by which both the Borrower (Landlord) and the Tenant acknowledge and agree that the lease is subject and subordinate to the rights of Lender pursuant to the terms of the Consolidated Mortgage, the Absolute Assignment of Leases and Rents and the Security Agreement, and shall deliver a true and complete copy of each and every such lease for Lender's review upon request by Lender.

7.11 Borrower will promptly deliver to Lender such additional assignments or other instruments requested by Lender which when executed and delivered will assign to Lender all of the right, title and interest to the leases, rents, issues, and profits of the premises covered by the Mortgage as further security for the payment of the loan. The said assignments or other instruments shall grant Lender absolute ownership of the leases, rents, issues, and profits of the premises covered by the Consolidated Mortgage.

Section 8. **CONDITIONS OF LENDING.**

8.1 The obligation of Lender to make the Loan is, in addition to the conditions specified in 8.2 of this Agreement and the conditions specified in the Loan Commitment Letter, subject to the conditions precedent that the Lender will have received all of the following documents or instruments, each duly executed and dated the same date as the Loan, in form and substance satisfactory to Lender: (a) Note. The New Note and Consolidated Note specified in §4. (b) Mortgage. The New Mortgage and the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement specified in §5. (c) Absolute Assignment of Leases and Rents. The Assignment specified in §5. (d) Security Agreement. The Security Agreement(s) specified in §5. (e) Hazard Insurance. Evidence of insurance coverage specified in §5. (f) Liability Insurance. Evidence of insurance coverage specified in §5. (g) Title Insurance. Borrower shall provide a Mortgage Title Insurance Policy in an amount of coverage equal to the amount of the Existing Mortgage and New Mortgage as consolidated by the Consolidated Mortgage in form and substance reasonably acceptable to Lender (i) Other. Such other documents or instruments as Lender may reasonably require.

8.2 The obligation of the Lender to make the Loan is subject to the following further conditions precedent: (a) No Event of Default has occurred and is continuing. (b) The warranties contained in §6 are true and correct as of the date of Closing, with the same effect as though made on the date of Closing.

Section 9. **EVENTS OF DEFAULT.**

9.1 Each of the following shall constitute an Event of Default under this Agreement: (a) A default in the payment when due, subject to any applicable grace period, of any principal or interest pursuant to the terms of the Consolidated Note. (b) A failure to pay when due, subject to any applicable grace period, any other indebtedness, whether for borrowed money or as a result of a guarantee, of the Borrower, or a default in the performance or observance of any obligation or condition with respect to any such other indebtedness if the effect of the default is to accelerate the maturity of the indebtedness to become due and payable prior to its expressed maturity. (c) A default in the payment when due, or in the performance or observance of any material obligation or condition agreed to by the Borrower, with respect to any material purchase or lease of goods or services which remains uncured after fifteen (15) days prior written notice by Lender to cure, unless the existence of the default is being contested by the Borrower in good faith and by appropriate proceedings. (d) The insolvency of the Borrower or Guarantor, an adjudication of bankruptcy or insolvency, or a general assignment for the benefit of creditors; or the institution by or against the Borrower or Guarantor of any bankruptcy, reorganization, debt arrangement, or other proceeding under any bankruptcy or insolvency law or any dissolution or liquidation proceeding which if instituted against the Borrower or a Guarantor is consented to or acquiesced in by the Borrower or the Guarantor or remains undismissed for thirty (30) days. (e) The failure of Borrower or a Guarantor to comply with or perform any provision of this Agreement not constituting an Event of Default under any of the other provisions of this section and the continuation of this failure for fifteen (15) days after notice thereof to the Borrower or Guarantor from the Lender. (f) The occurrence of an event of default under the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, or the Security Agreement. (g) The making by the Borrower or a Guarantor in this Agreement, the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, or the Security Agreement, of any warranty that is breached or is false or misleading in any material respect, or the furnishing by the Borrower to the Lender of any certificate, Financial Statement, report, notice, or other writing that is false or misleading in any material respect on the date as of which the facts therein set forth are stated or certified. (h) The cessation of existence or death of the Borrower or the cessation of the existence and/or the death of any Guarantor. (i) The failure of Borrower to continue operation of its business. G) **Any change to the ownership structure, membership, or management of Borrower, or of any entity having direct or indirect control of Borrower; provided, however, that the foregoing shall not apply, and shall not constitute an event of Default, with respect to any transfer of direct or indirect interests in VictoryBase Holdings LLC or its affiliates which results in a change to the ownership structure, membership, or management of Borrower or of any entity having direct or indirect control of Borrower, so long as (1) VictoryBase Holdings LLC continues to be the managing member of Borrower, and (2) VictoryBase Corporation continues to be the managing member of VictoryBase Holdings LLC.** (k) If there is a material adverse change in the financial or economic condition or prospects of the Borrower or any Guarantor hereunder.

9.2 **Notwithstanding anything herein to the contrary, upon Lawler Realty LLC being** paid its equity contribution **in full** by Borrower on or before five (5) years from the date of **this Agreement, and provided that no material event of default has occurred and remains uncured under the Consolidated Note or any of the other Loan Papers as that term is defined herein, Lawler Realty LLC may be removed as a member of Borrower.**

Section 10. **EFFECT OF AN EVENT OF DEFAULT**

10.1 If an Event of Default shall occur, Lender may at its election, do any one or more of the following: (a) Declare the outstanding principal balance and all accrued interest under the Consolidated Note and any other note and any and all expenses or fees incurred by Lender under this Agreement immediately due and payable, without notice of any kind except as set forth herein, whereupon all the said principal, interest, expenses, and fees shall be due and payable. (b) Reduce any claim to judgment. (c) Foreclose on any mortgage or security interest given by Borrower. (d) Exercise any and all rights afforded by the Assignment. (e) Exercise any and all rights afforded by the Laws of the State of New York or any other jurisdiction.

10.2 The acceptance by Lender at any time or from time to time of part payment on the obligation shall not be deemed to be a waiver of any default then existing. No waiver by Lender of any default shall be deemed to be a waiver of any other then existing or subsequent default. No delay or omission by Lender in exercising any right under the Loan Papers shall impair such right or be construed as a waiver thereof or an acquiescence therein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof, or the exercise of any other right under the Loan Papers.

10.3 Any sum spent by Lender pursuant to the exercise of any right provided herein shall become part of the obligation of Borrower, and shall bear interest at the same rate as the Consolidated Note from the date spent until the date repaid by Borrower.

Section 11. **GENERAL.**

11.1 No delay on the part of Lender in the exercise of any right, power, or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or remedy preclude other or further exercise thereof or the exercise of any other right, power, or remedy.

11.2 This Agreement, the Loan Commitment Letter and the attached Exhibits embody the entire agreement between the parties, supersede all prior agreements and understandings, if any, relating to the subject matter hereof, and may be amended only by an instrument in writing executed by Borrower and Lender, and supplemented only by documents or instruments delivered or to be delivered in accordance with the express terms of this Agreement, the Loan Commitment Letter, and the attached Exhibits.

11.3 All covenants, agreements, undertakings, representations, and warranties made in this Agreement and in any of the Loan Papers shall survive the closing of the Loan.

11.4 Any notice under this Agreement to the Borrower or the Lender shall be in writing and, if by personal service, shall be deemed to have been given when personally served, if by overnight delivery service, shall be deemed to have been given upon delivery, and if mailed, shall be deemed to have been given five (5) days after the date sent by first class mail, postage prepaid, and addressed to the Borrower or the Lender at their respective addresses as set forth in this Agreement. Notices will be given at such other addresses as a party may reasonably designate by written notice received by the other parties to this Agreement. The addresses of the parties for the giving of any notice under this Agreement are as follows:

(a) Lender: Watertown Savings Bank
[redacted]

With a copy to: Peter L. Walton, Esq.
Kendall, Walton & Burrows
[redacted]

(b) Borrower: VictoryBase NYI, LLC
[redacted]

Guarantor:	Thomas Paquin [redacted]
	Corry J. Lawler [redacted]
	VictoryBase Holdings LLC [redacted]
	Lawler Realty LLC [redacted]
With a copy to:	John Moore, Esq. (attorney for VictoryBase NYl, LLC) Winstead PC [redacted]
	Heather Sunser, Esq. (attorney for Lawler) Barclay Damon LLP [redacted]

11.5 The Borrower and the Guarantor agree to pay on demand all out-of-pocket costs and expenses of Lender, including the reasonable fees and out-of-pocket expenses of counsel for the Lender, in connection with the preparation, execution, delivery, and administration of this Agreement, and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith, and all out-of-pocket costs and expenses, including reasonable attorneys' fees and legal expenses, incurred by Lender in connection with the enforcement (including foreclosure of any mortgage or security interest) of this Agreement, the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement, the Guaranty or any other instruments or documents, or any collateral security. Tn addition, Borrower agrees to pay, and hold Lender harmless from all liability for any stamp or other taxes that may be payable in connection with the execution or delivery of this Agreement, the borrowing hereunder, the issuance of the Consolidated Note or any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection with this Agreement, or the recording of the New Mortgage or Consolidated Mortgage or the Financing Statements or any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection with this Agreement. All obligations provided for in this paragraph shall survive any termination of this Agreement.

11.6 The Borrower and the Guarantor have executed this Agreement to acknowledge Borrower's and Guarantor's agreement to be bound by all terms, covenants, and conditions applicable to or binding upon Borrower or the Guarantor under this Agreement and agree to execute or re-execute such documents or instruments, during the term of this Loan, as are necessary to carry out this Agreement. Borrower and Guarantor shall, at any time and from time to time after the Closing, upon the reasonable request of Lender, do, execute, re-execute, acknowledge and deliver, or cause to be done, executed, re-executed, acknowledged and delivered, all such further acts, instruments or documents as may reasonably be required to carry out this Agreement, the Loan Commitment Letter, or the attached Exhibits. The Borrower's or Guarantor's failure to respond to Lender's request under this paragraph and assist Lender as set forth herein within ten (10) days of the request shall constitute an Event of Default under this Agreement.

11.7 This Agreement and the Loan Papers are being executed and delivered, and are intended to be perfonned, in the State ofN ew York, and the laws of such state shall govern the construction, validity, enforcement, and interpretation of this Agreement and the Loan Papers, except to the extent Federal laws otherwise govern this Agreement and the Loan Papers.

11.8 The headings of the Sections of this Agreement are inserted for convenience only and will not be deemed to affect the construction of this Agreement.

11.9 This Agreement shall be binding upon and inure to the benefit of Borrower and Guarantor, and their respective successors, assigns and distributees.

11.10 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original for all purposes and all of which shall constitute collectively a single agreement. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

11.11 WAIVER OF JURY TRIAL. Any right to a trial by jury is hereby waived in any action or proceeding in connection with this instrument, the obligations, all matters contemplated hereby and documents executed in connection herewith, and it is agreed not to consolidate any such action with any other action in which a jury trial can be had.

11.12 Any legal action by any party against another relating in any way to this instrument, or the indebtedness, or any relationship between or conduct by the parties, whether at law or in equity, shall be commenced in the Supreme Court of the State of New York in and for Jefferson County, New York, or in such other court of competent jurisdiction as may be chosen by the Lender.

EXECUTED as of the day and year first above written.

BORROWER:

VICTORYBASE NY1, LLC,
a Texas limited liability company

By: VictoryBase Holdings LLC,
a Texas limited liability company,
its managing member

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

INDIVIDUAL GUARANTOR:
/s/ Corry J. Lawler

Corry J. Lawler, Individually

Commercial Loan Agreement - Signature Page

COMPANY GUARANTOR:

VICTORYBASE HOLDINGS LLC
a Texas limited liability company

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

LAWLER REALTY LLC

By: Legacy Holdings of NNY, LLC
/s/ Corry J. Lawler
By: Corry J. Lawler, Member

Commercial Loan Agreement - Signature Page

INDEX OF EXHIBITS

	EXHIBIT
Commitment Letter	1
New Note	2
Consolidated Note	3
New Mortgage	4
Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement	5
Absolute Assignment of Leases and Rents	6
Security Agreement	7
Guaranty	8

EXECUTION VERSION 2.10.23

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

(a Texas limited liability company)

Dated as of February 10, 2023

THE INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR UNLESS SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

IN ADDITION, THE INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT of VICTORYBASE NY1, LLC, a Texas limited liability company (the "Company"), is made, entered into and effective as of February 10, 2023, by and between LAWLER REALTY, LLC, a New York limited liability company, as a member of the Company ("Preferred Member"), and VICTORYBASE HOLDINGS LLC, a Texas limited liability company, as a member of the Company ("Common Member") and the initial Manager.

RECITALS

WHEREAS, the Company was formed pursuant to the provisions of the Texas Revised Uniform Limited Liability Company Act, Texas Code, Title 6, Sections 18-101, et seq., as amended from time to time (the "Act"), pursuant to that certain Certificate of Formation of the Company, dated October 28, 2022 (the "Certificate of Formation"), filed in the office of the Secretary of State of Texas (the "Secretary of State") on October 28, 2022; and

WHEREAS, each of Common Member and Preferred Member desires to enter into this Agreement to set forth the respective rights and obligations of the Members and the Manager, effective as of the date hereof and on the terms and conditions as set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and the promises contained herein (the receipt and sufficiency of which being hereby acknowledged), the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
DEFINITIONS AND TERMS

1.1 **Definitions**. Unless the context otherwise requires, the following terms shall have the following meanings for the purposes of this Agreement:

"Act" has the meaning set forth in the Recitals to this Agreement.

"Adjusted Capital Account Deficit" means, with respect to any Member for any period, the deficit balance, if any, in such Member's Capital Account as of the end of such period, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and in Treasury Regulation Section 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistent therewith.

"Affiliate" means, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified.

"Agreement" means this Limited Liability Company Agreement and all Exhibits referred to herein and attached hereto, each of which is made a part hereof, as amended, supplemented or otherwise modified from time to time. Words such as "herein", "hereinafter", "hereto", "hereby" and "hereunder", when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Authorized Signatory" has the meaning set forth in Section 6.1.3.

"Available Cash" means, for each Fiscal Year or other period, all cash receipts of the Company from all sources, proceeds from rental or business interruption insurance and any funds released during such period from cash reserves previously established, without reduction for any non-cash charges, but less amounts used during such Fiscal Year or other period (i) to pay current operating expenses and to pay or establish reasonable reserves for future expenses, fees, commissions, debt payments, capital improvements and replacements, environmental remediation, rehabilitation and construction costs and other contingencies of the Company, (ii) to pay any expenditures made, or expenses incurred, by the Company and any subsidiary in connection with a sale or refinancing, or (iii) reserves retained from such cash receipts or the proceeds of a sale as determined by the Manager.

"Book Basis" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Book Basis of any asset contributed (or deemed contributed) to the Company shall be such asset's gross fair market value at the time of such contribution as reasonably determined by the Members;

(b) the Book Basis of all Company assets may be adjusted in the discretion of Members to equal their respective gross fair market values, as reasonably determined by the Members, at the times specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f);

(c) any adjustments to the adjusted basis of any asset of the Company pursuant to Section 734 or Section 743 of the Code shall be taken into account in determining such asset's Book Basis in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(iv)(m);

(d) the Book Basis of any Company asset distributed or deemed distributed by the Company to any Member shall be adjusted immediately prior to such distribution to equal its gross fair market value as of the date of distribution, as reasonably determined by the Members; and

(e) if the Book Basis of an asset has been determined pursuant to clause (a), (b) or (c) of this definition, such Book Basis shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that depreciation deductions shall be computed based on the asset's Book Basis as so determined, rather than on its adjusted tax basis.

"Business Day" means any day other than a Saturday, Sunday or other day on which national banks in Dallas, Texas, or New York, New York, are required or permitted to be closed.

"Business of the Company" means the purpose of the Company as described in Section 2.6.

"Capital Account" means the separate account maintained for each Member under Section 4.1 hereof.

"Capital Event" means (i) any sale, transfer, or other disposition or liquidation of the Property (including a foreclosure sale of the Property to an unaffiliated third party) or the Interests in the Company; (ii) the refinancing of the Senior Loan; or (iii) a casualty (where the proceeds are not to be used for reconstruction), condemnation or a similar event with respect to any part of the Property (other than business interruption or rental loss insurance proceeds), where the gross proceeds from such event exceed $100,000.

"Capital Contribution" means the cash, cash equivalents, promissory obligations and the fair market value of property other than cash (net of liabilities which the Company assumes or takes the property subject to) contributed, or deemed contributed, to the capital of the Company by a Member.

"Capital Proceeds" means, with respect to any Capital Event, all amounts paid to or received by or on behalf of the Company in connection with such Capital Event.

"Certificate of Formation" has the meaning ascribed thereto in the Recitals to this Agreement, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

"Common Equity Investment" means the Capital Contributions made by the Common Member.

"Common Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires part or all of the Common Member Interest and are admitted as a substitute member of the Company pursuant to the provisions of this Agreement.

"Common Member Interest" means the Interest in the Company issued to Common Member in consideration of the Common Equity Investment.

"Company" has the meaning ascribed thereto in the introductory paragraph of this Agreement.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d)(1).

"Company Property" means any assets of the Company, whether tangible or intangible, or any portion thereof.

"Control" and its corollaries means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, which may be subject to certain veto or consent rights of another Person over certain matters.

"Dissolution" means (a) when used with reference to the Company, the earlier to occur of the events described in Section 11.1 and (b) when used with reference to any Member, the earlier to occur of the date upon which (i) there is a Dissolution of the Company and (ii) such Member's entire Interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"Effective Date" means the date of execution of this Agreement by the parties hereto.

"Fiscal Year" means the taxable year of the Company, which shall begin on January 1 and end on December 31, or such other taxable year as required by Section 706(b) of the Code.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Indemnitee" has the meaning ascribed thereto in Section 12.1.

"Interest" means any limited liability company interest in the Company, including, without limitation, the Preferred Member Interest and the Common Member Interest.

"IRR" means the annual discount rate, which shall be applied to a designated Member's Capital Contributions to and distributions from the Company, at which the net present value of such Member's Capital Contributions to and distributions from the Company equals zero; calculated from the actual date such Capital Contribution was made or the actual date such distribution was received, as the case may be. A Member's IRR shall be calculated on the basis of the actual number of days elapsed over a 365- or 366-day year, as the case may be, using cumulative annual compounding. For purposes of this Agreement, IRR shall be calculated using the XIRR function of Microsoft Excel.

"Lender Guaranties and Indemnities" shall mean any guaranty or indemnity provided by a Person in connection with a Senior Loan, including, without limitation, any payment guaranty, recourse carve-out guaranty, environmental indemnity, tax and interest guaranty, completion guaranty or carry guaranty.

"Loan Guarantor" shall have the meaning set forth in Section 12.1.

"Losses" means any and all claims, suits, liabilities, actions, proceedings, obligations, debts, damages, losses, costs, expenses, fines, penalties, charges, fees, judgments, awards, and amounts paid in settlement of whatever kind or nature (including, without limitation legal fees and other costs of defense).

"Major Decision" shall have the meaning set forth in Section 6.3.

"Manager" means, as of the Effective Date, the Common Member, or, if applicable, its replacement selected to manage the Company pursuant to this Agreement. The Manager is hereby designated as a "manager" of the Company within the meaning of Section 18-101(10) of the Act.

"Mandatory Redemption Date" means February 10, 2028.

"Members" means, collectively, the Common Member and Preferred Member and any other Person who or which holds an Interest and is admitted as a member of the Company in accordance with this Agreement. Reference to a "Member" shall be to any one of the Members.

"Member Nonrecourse Debt" means "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability of the Company, determined in accordance with Treasury Regulations Sections 1.704-2(i)(2) and (3).

"Member Nonrecourse Deductions" means "partner nonrecourse deductions," as defined in Treasury Regulations Section 1.704-2(i)(2).

"Net Capital Proceeds" means, with respect to any Capital Event, all Capital Proceeds, less (a) amounts paid or payable in respect of the Senior Loan, (b) reasonable and customary costs and expenses incurred in connection with such Capital Event (including the cost to rebuild or replace the damaged or condemned portion of the Property), (c) any additional liabilities of the Company which are required to be satisfied in connection with the occurrence of such Capital Event out of the Capital Proceeds, and (d) and such reserves as the Manager may reasonably determine are required to be established in connection with the occurrence of such Capital Event.

"Net Profits" and "Net Losses" mean, for any period, the taxable income or loss, respectively, of the Company for such period, in each case as determined for U.S. federal income tax purposes, but computed with the following adjustments:

(i) items of income, gain, loss and deduction (including, without limitation, gain or loss on the disposition of any Company asset and depreciation or other cost recovery deduction or expense) shall be computed based upon the Book Basis of the

Company's assets rather than upon such assets' adjusted bases for U.S. federal income tax purposes;

(ii) any tax-exempt income received by the Company shall be deemed for these purposes only to be an item of gross income;

(iii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as described therein pursuant to Treasury Regulations under Section 704(b) of the Code) shall be treated as a deductible expense;

(iv) there shall be taken into account any separately stated items under Section 702(a) of the Code;

(v) if the Book Basis of any Company asset is adjusted pursuant to clauses (ii) or (iv) of the definition thereof, the amount of such adjustment shall be taken into account in the period of adjustment as gain or loss from the disposition or deemed disposition of such asset for purposes of computing Net Profits and Net Losses; and

(vi) items of income, gain, loss, or deduction or credit allocated pursuant to Section 4.3 shall not be taken into account.

"Nonrecourse Deductions" has the meaning ascribed thereto in Treasury Regulations Section 1.704-2(b)(1).

"Notices" has the meaning set forth in Section 13.4.

"Officers" has the meaning set forth in Section 6.1.3.

"Permitted Transfer" has the meaning set forth in Section 8.1.

"Person" includes any natural person, corporation, trust, association, joint stock company, partnership, limited liability company, joint venture or other entity and any government or agency, instrumentality or political subdivision thereof.

"Preferred Equity Balance" means, as of the date of determination, an amount equal to (i) the Preferred Equity Investment, minus (ii) all distributions made to Preferred Member pursuant to Section 5.1.2(a).

"Preferred Equity Investment" means Preferred Member's Capital Contribution on the Effective Date in the amount of $2,000,000.00.

"Preferred Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires the Preferred Member Interest and are admitted as Members of the Company pursuant to this Agreement.

"Preferred Member Interest" means the Interest in the Company issued to Preferred Member in consideration of the Preferred Equity Investment.

"Priority Return" means, for any Fiscal Year, a return on investment calculated at the rate of six percent (6%) per annum return, compounding annually, on the Preferred Equity Balance, with such Priority Return commencing to accrue on the date the Preferred Equity Investment is made to the Company.

"Property" means that certain property located in Sackets Harbor, Jefferson County, New York, being more particularly described on Exhibit A attached hereto and made a part hereof, together will all buildings and improvements thereon.

"Purchase Agreement" means that certain Purchase and Sale Agreement dated February 10, 2023, together with all amendments thereto, by and between the Company, as purchaser, and Preferred Member, as seller, in connection with the purchase and sale of the Property.

"Redemption Date" means the date on which the Redemption in Full occurs.

"Redemption in Full" means the Required Redemption Amount has been paid in full.

"Regulations" means the federal income tax regulations promulgated by the Treasury Department under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

"Regulatory Allocations" has the meaning set forth in Section 4.3.6 hereof.

"Required Redemption Amount" means, as of the date of determination, an amount equal to the sum of (i) the Preferred Equity Balance, plus (ii) the amount sufficient for the Preferred Member to achieve a 7.5% IRR on the Preferred Equity Investment (inclusive of all distributions made (or deemed made) to the Preferred Member).

"Secretary of State" has the meaning ascribed thereto in the Recitals of this Agreement.

"Senior Lender" means, the holder of the Senior Loan, or any successor holders from time to time.

"Senior Loan" means any loan or financing secured by a mortgage, deed of trust or similar real property lien filed against the Property which will be used to finance the costs of acquiring the Property.

"Senior Loan Documents" means any loan agreement, promissory note or other evidence of indebtedness and all deeds of trust, mortgages and security agreements, assignments, financing statements, pledges and collateral security agreements delivered in connection with the Senior Loan, and any replacement, renewal, extension, substitution, addition, supplement, amendment or modification of any of the foregoing entered into in accordance with the terms of this Agreement.

"Transfer" has the meaning ascribed thereto in Section 8.1. The terms "Transferee", "Transferor" or "Transferred" shall have the meanings correlative thereto.

"Treasury Regulation" or "Regulation" means, with respect to any referenced provision, such provision of the regulations of the United States Department of the Treasury.

ARTICLE 2
THE COMPANY AND ITS BUSINESS

2.1 **Formation of Company; Admission of Preferred Member and Issuance of Preferred Member Interest**. The Company was formed pursuant to the provisions of the Act by the execution, delivery and filing of the Certificate of Formation with the Secretary of State in accordance with and pursuant to the Act. The Manager and Members hereby ratify the filing of the Certificate of Formation of the Company. The rights and liabilities of the Members, the management of the affairs of the Company and the conduct of its business shall be as provided in the Act, except as herein otherwise expressly provided.

2.2 **Name**. The name of the Company is "VictoryBase NY1, LLC" or such other name as the Manager shall select from time to time.

2.3 **Principal Office**. The Company shall maintain its principal place of business at c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, TX 76092, or at such other place as the Manager may determine from time to time.

2.4 **Registered Office and Registered Agent**. The Company's initial registered offices and registered agent shall be as set forth in the Certificate of Formation. The registered office and registered agent may be changed by the Manager from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5 **Period of Duration**. The period of duration of the Company commenced on the date of the filing of the Certificate of Formation with the Secretary of State and shall continue in perpetuity, unless the Company is dissolved sooner in accordance with the provisions of this Agreement.

2.6 **Business and Purpose of the Company**. The business purpose of the Company (the "Business of the Company") is limited solely to engaging in the following activities:

2.6.1 To, either directly or through one or more subsidiaries wholly owned (directly or indirectly) by the Company, acquire, own, hold, lease, operate, develop, improve, renovate, rehabilitate, manage, sell, finance, refinance and/or transfer any portion of the Property; and

2.6.2 transacting any and all lawful business for which a limited liability company may be organized under the Act that is incident, necessary or appropriate to accomplish the foregoing, including, without limitation, contracting for necessary or desirable services of professionals and others.

ARTICLE 3
MEMBERS AND CAPITAL CONTRIBUTIONS

3.1 **Names and Addresses of Members**. The addresses of the Members are:

3.1.1 Common Member: c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, Texas 76092, Attention: Thomas Paquin.

3.1.2 Preferred Member: c/o Lawler Realty, 206 Ambrose Street, Sackets Harbor, New York 13685, Attention: Corry Lawler.

3.2 **Preferred Member Interest**. Preferred Member shall (a) have the rights and obligations set forth in this Agreement, and (b) unless approved by the Common Member, the Preferred Member, and Manager in writing, not have any right or obligation to contribute additional capital or property in excess of its Preferred Equity Investment to, or in respect of debts, liabilities or other obligations of, the Company, or to make loans to the Company. Upon Redemption in Full of the Preferred Member Interest, Preferred Member shall immediately be deemed to have withdrawn from the Company, its entire Interest in the Company shall immediately be redeemed, terminate and be cancelled, and Preferred Member shall have no further rights or obligations hereunder, except for any rights of indemnification or other claims accruing prior to the Redemption Date or which by their terms survive such withdrawal. In connection with such Redemption in Full of the Preferred Member Interest, the Preferred Member shall promptly execute and deliver any documents reasonably requested by the Company or the Common Member to evidence and confirm that the Preferred Member Interest has been redeemed in full, that the Preferred Member has no further interest in the Company and that the Company and the Common Member have been released in full from any and all claims arising from or relating to the Preferred Member's interest in the Company. Such release and confirmation of redemption shall be substantially in the form of Exhibit C attached hereto.

3.3 **Capital Contributions**. Effective as of the Effective Date, the Members agree that (a) Common Member shall be deemed to have made a Capital Contribution in the amount of the initial Common Equity Investment, which shall be contributed by the Common Member on the Effective Date, and (b) Preferred Member shall be deemed to have made an in-kind Capital Contribution in the amount of the entire Preferred Equity Investment, which shall be contributed by the Preferred Member on the Effective Date.

3.4 **Additional Contributions**. Except as expressly set forth in this Agreement (including pursuant to Article 9) or the Act, no Member shall be required or permitted to (a) make any additional Capital Contributions, or (b) make any loan to the Company.

3.5 **Redemption of Preferred Member Interest**.

3.5.1 Early Redemption. The Preferred Member Interest may be redeemed in whole (by Redemption in Full) or in part at any time.

3.5.2 Mandatory Redemption. A Redemption in Full of the Preferred Member Interest shall occur not later than the Mandatory Redemption Date. If a Redemption in Full does

not occur on or prior to the Mandatory Redemption Date, then the provisions of Article 13 below shall apply.

3.5.3 Effect of Redemption. Promptly following Redemption in Full of the Preferred Member Interest, the Preferred Member Interest shall be redeemed and cancelled in accordance with Section 3.2 above.

3.6 **Rights With Respect To Capital**.

3.6.1 Company Capital. Except as expressly provided in this Agreement, (a) no Member shall have the right to receive any return of its Capital Contributions, and (b) no Capital Contribution may be returned in any form other than cash.

3.6.2 No Interest on Capital Contributions. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear interest or otherwise entitle the contributing Member to any compensation for use of its Capital Contribution.

ARTICLE 4
CAPITAL ACCOUNTS AND ALLOCATIONS

4.1 **Capital Accounts**. A separate Capital Account will be maintained for each Member in accordance with Treasury Regulation Sections 1.704-1(b) and 1.704-2. Consistent therewith, the Capital Account of each Member will be determined and adjusted as follows:

4.1.1 Each Member's Capital Account will be credited with:

(a) Any contributions of cash made by such Member to the capital of the Company and the fair market value of any property contributed by such Member to the capital of the Company (net of any liabilities to which such property is subject or which are assumed by the Company);

(b) The Member's distributive share of Net Profit and items thereof; and

(c) Any other increases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.2 Each Member's Capital Account will be debited with:

(a) Any distributions of cash made from the Company to such Member plus the fair market value of any property distributed in kind to such Member (net of any liabilities to which such property is subject or which are assumed by such Member);

(b) The Member's distributive share of Net Loss and items thereof; and

(c) Any other decreases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.3 No Member shall be required to restore any negative balance in his, her or its Capital Account.

4.1.4 In the event that all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

4.1.5 The Capital Account of each Member shall be adjusted to reflect any adjustment to the Book Basis of the Company's assets attributable to the application of Sections 734 or 743 of the Code to the extent required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

4.1.6 Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account balance of any Member, the Capital Account balance of such Member shall be determined after giving effect to all allocations pursuant to this Article 4 and all contributions and distributions made prior to the time as of which such determination is to be made.

4.2 **Allocations**. After the application of Section 4.3, Net Profits and Net Losses for any taxable year, or portion thereof, shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, and after taking into account actual distributions made during such taxable year, or portion thereof, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 11.4.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Basis, all Company liabilities, including the Company's share of any liability of any entity treated as a partnership for U.S. federal income tax purposes in which the Company is a partner, were satisfied (limited with respect to each nonrecourse liability to the Book Basis of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 11.4.3 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Subject to the other provisions of this Article 4, an allocation to a Member of a share of Net Profit or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profit or Net Loss.

4.3 **Special Allocations and Compliance with Section 704(b)**. The following special allocations shall, except as otherwise expressly provided in this Agreement, be made in the following order:

4.3.1 Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Fiscal Year, so that an allocation is required by Treasury Regulations Section 1.704-2(f), each Member will be allocated, before any other allocation under this Article 4, items of income and gain for such Fiscal Year (and if necessary, subsequent years) in proportion to and to the extent of an amount equal to such Member's share of the net decrease in Company Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g)(2). This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Treasury Regulations Section 1.704-2(f).

4.3.2 Minimum Gain Attributable to Member Nonrecourse Debt. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations 1.704-2(i)(5), shall be specially allocated items of the Company's income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 4.3.2 is intended to comply with the "minimum gain chargeback" requirement of that Section of the Regulations and shall be interpreted consistently therewith.

4.3.3 Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocation or distributions described in clauses (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of the Company income shall be specially allocated to such Member in an amount and manner sufficient to eliminate his, her, or its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 4.3.3 shall be made only if, and to the extent that, such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article 4 tentatively have been made as if this Section 4.3.3 were not in this Agreement. This Section 4.3.3 is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted consistently therewith.

4.3.4 Nonrecourse Deductions; Member Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their Interests. Member Nonrecourse Deductions shall be specially allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(2).

4.3.5 Limitation on Allocation of Losses. To the extent that Net Losses or items of loss or deduction otherwise allocable to a Member hereunder would cause such Member to have an Adjusted Capital Account Deficit as of the end of the taxable year to which such Net Losses, or items of loss or deduction, relate (after taking into account the allocation of all items of income and gain for such taxable period), such Net Losses, or items of loss or deduction, shall not be allocated to such Member and instead shall be allocated to the Members in accordance with Section 4.2 as if such Member were not a Member.

4.3.6 Regulatory Allocations. Any allocations required to be made pursuant to Section 4.3.1 through Section 4.3.5 (the "Regulatory Allocations") (other than allocations, the effects of which are likely to be offset in the future by other special allocations) shall be taken into account, to the extent permitted by the Treasury Regulations, in computing subsequent allocations of income, gain, loss or deduction pursuant to Section 4.2 so that the net amount of

any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the amount that would have been allocated to each Member pursuant to Section 4.2 had such Regulatory Allocations under this Section 4.3 not occurred.

4.3.7 Liquidation. It is intended that prior to a distribution of the proceeds from a liquidation of the Company, the positive Capital Account balance of each Member shall be equal to the amount that such Member is entitled to receive pursuant to Section 11.4.3. Accordingly, notwithstanding anything to the contrary in this Article 4, to the extent permissible under Sections 704(b) of the Code and the Treasury Regulations promulgated thereunder, Net Profits and Net Losses and, if necessary, items of gross income and gross deductions, of the Company for the year of liquidation of the Company (or, if earlier, the year in which all or substantially all of the Company's assets are sold, transferred or disposed of) shall be allocated among the Members so as to bring the positive Capital Account balance of each Member as close as possible to the amount that such Member would receive if the Company were liquidated and all the proceeds were distributed in accordance with Section 11.4.3.

4.4 **Tax Matters**.

4.4.1 For federal income tax purposes, except as otherwise provided in this Section 4.4, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its corresponding item of book income, gain, loss or deduction is allocated pursuant to this Article 4.

4.4.2 In accordance with Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any Company asset contributed (or deemed contributed) to the capital of the Company shall, solely for federal income tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company asset for federal income tax purposes and its Book Basis upon its contribution (or deemed contribution). If the Book Basis of any Company asset is adjusted, subsequent allocations of taxable income, gain, loss and deduction with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and the Book Basis of such Company asset in the manner prescribed under Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder. Any elections or decisions relating to such allocations shall be made by the Manager.

4.4.3 If a Member acquires an Interest, redeems all or a portion of his, her or its Interest or transfers an Interest during a taxable year, the Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to such Interest for such taxable year shall be allocated between the transferor and the transferee by closing the books of the Company as of the date of the transfer, or by any other method permitted under Section 706 of the Code and the Treasury Regulations thereunder that is selected by the Members, provided, that in any event Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to any extraordinary non-recurring items of the Company shall be allocated between the transferor and the transferee by closing the books of the Company with respect to such items.

4.4.4 The provisions of this Article 4 (and other related provisions in this Agreement) pertaining to the allocation of items of Company income, gain, loss, deductions, and

credits shall be interpreted consistently with the Treasury Regulations, and to the extent unintentionally inconsistent with such Treasury Regulations, shall be deemed to be modified to the extent necessary to make such provisions consistent with the Treasury Regulations.

ARTICLE 5
DISTRIBUTIONS

5.1 **Distributions of Available Cash and Net Capital Proceeds**.

5.1.1 To the extent the Manager determines that there is Available Cash for distribution, such Available Cash shall be distributed quarterly by the Company to the Members in the following order and priority:

(a) *First*, to the Preferred Member until the Preferred Member has received the Priority Return (including any accrued but unpaid Priority Return amount);

(b) *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until the Preferred Member has received aggregate distributions under this Section 5.1 in an amount sufficient to achieve a return on investment equal to seven and one-half percent (7.5%) per annum return, compounded annually, on the Preferred Equity Investment as of the date of calculation; and

(c) *Thereafter*, the remainder, if any, to the Common Member.

5.1.2 To the extent the Manager determines that there are Net Capital Proceeds available for distribution, such Net Capital Proceeds shall be distributed by the Company to the Members in the following order and priority:

(a) *First*, 100% to the Preferred Member until the Preferred Equity Balance has been reduced to Zero Dollars ($0.00);

(b) *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until a Redemption in Full has occurred; and

(c) *Thereafter*, the remainder, if any, to the Common Member.

Notwithstanding anything to the contrary herein, to the extent sufficient funds exist, the Manager shall make distributions of Net Capital Proceeds within thirty (30) days of receipt.

5.2 **Effect of Transfers**. Distributions with respect to an Interest shall be made to the Person reflected on the books and records of the Company as owning an Interest on the date of the distribution.

5.3 **Offset of Distributions**. Notwithstanding anything contained herein to the contrary, the Members agree that the Company is expressly permitted to offset all or any portion of the distributions payable to Preferred Member hereunder against, and to the extent of, any post-closing obligations of Preferred Member to the Company pursuant to the express terms of

the Purchase Agreement, which are undisputed and remain unsatisfied following the expiration of any applicable notice and cure periods set forth in the Purchase Agreement, and said funds will be deemed to have been first distributed to Preferred Member and immediately paid by Preferred Member to the Company toward the outstanding balance of the unsatisfied post-closing obligations of Preferred Member under the Purchase Agreement. For purpose of clarity, if the Preferred Member disputes any claim that the Preferred Member has not satisfied its post-closing obligations under the Purchase Agreement, there shall be no right of offset until such disputed item is finally resolved, either by agreement between the parties or a final, non-appealable decision of a court of competent jurisdiction.

ARTICLE 6
MANAGEMENT; OFFICERS

6.1 **Management; Officers**.

6.1.1 Management. Management of the Company shall be vested in the Manager in accordance with this Agreement. Except as otherwise provided in this Agreement, (a) the Common Member shall act as the Manager of the Company and shall have the authority, on behalf of the Company, to do all things appropriate to the accomplishment of the purposes of the Company, subject to and in accordance with this Article 6, unless and until removed in accordance with Section 7.4 of this Agreement, and (b) each Member shall have the voting rights and other powers expressly designated to such Member in this Agreement.

6.1.2 Delegation. The Manager may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Manager may reasonably determine. Consistent with the foregoing, the Manager hereby delegates the power and authority to the Officers to cause the Company to enter into such contracts, documents, instruments and agreements as each such Officer determines appropriate in connection with the Business of the Company and the ability to execute and deliver any documents on behalf of the Company in connection with the Business of the Company to the Officers acting alone, without any vote or consent of any other person, pursuant to Section 6.1.3 hereof.

6.1.3 Officers.

(a) The Manager may, from time to time as it deems advisable, appoint officers of the Company (the "Officers") and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Texas General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Each Officer is hereby designated an "authorized person" within the meaning of the Act and as an authorized signatory ("Authorized Person") of the Company for purposes of the execution of documents, instruments and agreements in the name of and on behalf of the Company. In addition, each of the Officers, acting alone, is hereby authorized to cause the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general

partner, or any related entity, which the Company manages) to enter into such documents, instruments and agreements as each Officer determines appropriate in connection with the business of the Company (or such business of such related entity) and is hereby authorized to execute and deliver any contracts, documents, instruments and agreements on behalf of the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general partner, or any related entity, which the Company manages) without any vote or consent of any other person. Any delegation pursuant to this Section 6.1.3 may be revoked at any time by the Manager.

(b) The Manager appoints the following Officers to serve in the following offices of the Company: Thomas Paquin as President of the Company and John Sharkey as Vice President of the Company.

6.2 **Management Duties, Authority and Powers**. The Members delegate to the Manager and any Officers appointed by the Manager the responsibility for supervising and undertaking the Business of the Company and making all decisions affecting the operations of the Company and the Property, subject to the consent and approval of the Members as required pursuant to Section 6.3 and elsewhere in this Agreement. In connection therewith, the Manager and any Officers appointed by the Manager, acting alone, shall have the right, power and authority to do all such lawful acts and things as are not by the Act or this Agreement prohibited or directed or required to be exercised or done with the consent and approval of Members.

6.3 **Restrictions on Manager's and Officers' Authority**. Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in this Agreement, neither the Manager nor any Officer shall cause the Company to take any of the following actions on behalf of the Company or with respect to the Property which would be a Major Decision unless approved by each Member in writing. For the purposes of this Agreement, any act or decision with respect to the matters set forth below in this Section 6.3 shall constitute a "Major Decision":

6.3.1 Approving the assignment, transfer, sale, pledge or disposal of all or any portion of a Member's Interest or admitting a new or substituted member or partner to the Company, except in either case, as expressly permitted in this Agreement.

6.3.2 Any agreement or arrangement entered into by the Company with any Member, Manager or their respective Affiliates, and any amendment or modification thereto; provided, however, that the foregoing shall not be a Major Decision (i) with respect to property management services provided by an Affiliate of Manager to the extent such agreement, arrangement, amendment or modification is made on arms-length, customary market terms and does not result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member, or (ii) if the material terms of any such proposed agreement, arrangement, amendment or modification are submitted by the Manager to the Preferred Member for approval as a Major Decision, and the Preferred Member fails to object to such terms in writing within five (5) Business Days thereafter.

6.3.3 The merger, consolidation or business combination of the Company with any other Person, (i) if the surviving entity or entities (a) would cease to be obligated to redeem

the Preferred Equity Investment on the terms contemplated herein or (b) would have material indebtedness which would remain outstanding following such merger, consolidation or business combination, or (ii) which would otherwise result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member.

6.3.4 The Dissolution of the Company, except in accordance with the terms of the Company's organizational documents or this Agreement.

6.3.5 A sale of the Property for a purchase price whereby the net proceeds would not provide for a Redemption in Full.

6.3.6 The issuance of any equity securities of the Company, or any right, option, warrant or security of any kind whatsoever, that is, or may become, convertible into or exchangeable for such equity securities with distribution, liquidation or redemption rights which rank senior to, or *pari passu* with, the distribution, liquidation or redemption rights of the Preferred Member.

6.3.7 The reclassification, recapitalization or other reorganization that would adversely affect the rights of the Preferred Member with respect to a Redemption in Full.

6.3.8 Any amendment to this Agreement, if such amendment would adversely affect the rights of the Preferred Member with respect to a Redemption in Full or would otherwise affect the rights of the Preferred Member in connection with any decision for which Preferred Member's consent or approval is expressly required by the terms of this Agreement.

6.3.9 Intentionally omitted.

6.3.10 Loan any funds to a Person, including but not limited to, any Member or Manager or any Affiliate of a Member or Manager.

6.3.11 Change the primary business of the Company from its initial business.

6.3.12 Incur any indebtedness in excess of $250,000 other than Senior Loan, trade payables incurred in the ordinary course of business, or which may be required to fund actual operating deficits.

6.3.13 Incur any lease obligation that requires total aggregate payments in excess of $50,000.

6.3.14 Alter, amend or modify the terms of the Senior Loan Agreement.

6.4 **Duty of Care; Fiduciary Duties**. The Manager shall, at the expense of the Company, take such actions as the Manager reasonably determines to be in the Company's best interest and use reasonably prudent, good faith efforts to conduct the Company's business. Except as set forth in the immediately preceding sentence or as otherwise expressly provided in this Agreement, neither the Manager, nor any of its members, managers, officers, directors, attorney, agents, representative or employees, nor any Officers shall have any other duties to the

Company or any Member, including any fiduciary duty, whether or not such duties or liabilities otherwise arise or exist in law or in equity, and each Member hereby expressly waives any such duties or liabilities; provided, that the foregoing shall not be construed as a waiver of the duty of good faith and fair dealing owed by the Manager and Members.

6.5 **Advances and Reimbursement to the Manager**. The Manager shall be entitled to receive, out of Company funds available therefor, reimbursements of all reasonable, actual, out-of-pocket costs and expenses incurred in connection with the Business of the Company.

6.6 **Limitations on Liability of the Manager to Members**. Anything in this Agreement to the contrary notwithstanding, but subject to the Act, neither the Manager, any Officer, any of the Manager's Affiliates nor any other Member shall be liable for the return of Capital Contributions of the Members or for any portion thereof (including, without limitation, the Preferred Equity Investment), it being expressly understood that any return of capital shall be made solely from the assets of the Company, nor shall the Manager, any Officer, any of the Manager's Affiliates nor any other Member be required to pay to the Company or to any Members any capital account deficits of any Member upon Dissolution of the Company or otherwise.

6.7 **Other Business Ventures**. The Members and/or their respective Affiliates (including, without limitation, any member or manager thereof) may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the other Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

6.8 **Successor Manager**. Upon a resignation or removal of the Manager in accordance with this Agreement, the Common Member shall appoint a successor Manager.

6.9 **Compensation of the Manager, Officers and Preferred Member**. No salaries or other benefits shall be paid to the Manager, any Officer nor any successor in its capacity as the Manager or to Preferred Member in its capacity as a Member.

ARTICLE 7
MEMBERS' MEETINGS, RIGHTS, OBLIGATIONS AND LIABILITIES

7.1 **Limitation of Liability**. The Members will not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company except as otherwise provided in the Act. The Members will not be obligated to make any Capital Contributions other than as expressly provided in this Agreement.

7.2 **No Participation in Management**. The Members, in their capacity as such, may not transact any business for the Company and will have no power to execute agreements on behalf of or otherwise bind or commit the Company, but they may exercise the rights and powers granted to them in this Agreement, including, without limitation, the right to give consents and approvals to the extent provided in this Agreement and the rights of the Manager set forth in Article 6. The exercise of any such rights and powers will be deemed to relate to the basic structure of the Company and not the exercise of control over the Business of the Company.

7.3 **Return of Capital Contributions**. Except as otherwise expressly provided in this Agreement, no Member will have the right to (a) demand a withdrawal, reduction or return of its Capital Contributions or receive interest thereon, (b) demand property other than cash in return of its Capital Contributions or, to the fullest extent permitted by law, bring an action for partition against the Company, or (c) receive any priority over any other Member with respect to the return of its Capital Contributions.

7.4 **Rights to Remove Manager**. The Manager shall only be removed by unanimous consent of the Members.

ARTICLE 8
RESTRICTIONS ON TRANSFER OR CONVERSION OF INTERESTS

8.1 **Transfer or Assignment of Interests**. Except as set forth in this Section 8 with respect to a Permitted Transfer, (i) the Common Member shall not be permitted to Transfer all or any part of the Common Member Interest, nor shall any Transfer of a direct or indirect interest in Common Member be permitted to occur, without the prior written consent of the Preferred Member and Manager, and (ii) the Preferred Member shall not be permitted to Transfer all or any part of the Preferred Member Interest, nor shall any Transfer of a direct or indirect interest in the Preferred Member be permitted to occur, without the prior written consent of the Common Member and Manager. Any attempted direct or indirect transfer, hypothecation, pledge, encumbrance, or assignment (each, a "Transfer") of a Member's Interest, any part thereof or any right to receive distributions with respect thereto in violation of this Section 8, shall be void *ab initio* and have no force or effect. Any Transfer which satisfies the applicable requirements set forth in Section 8.1.1, Section 8.1.2 and Section 8.1.3 may be referred to herein as a "Permitted Transfer".

8.1.1 The Manager may condition any proposed Transfer on the transferring Member providing, at the transferring Member's sole cost and expense, an opinion of counsel reasonably satisfactory to the Manager (both as to identity of counsel and content of the opinion) that such proposed Transfer (i) is exempt from or has or will comply with the registration and prospectus delivery requirements of the Securities Laws, (ii) will not subject the Company to registration as an investment company or election as a "business development company" under the Securities Laws, (iii) will not cause the Company to lose its status as a partnership for federal income tax purposes, (iv) will not cause the Company to become "publicly traded" within the meaning of Code Section 7704, and (v) any other terms, conditions or restrictions as the Manager may determine in its sole and absolute discretion.

8.1.2 Preferred Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Preferred Member may be Transferred without restriction so long as (i) such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents and (ii) no change of Control occurs with respect to Preferred Member as a result of such Transfer.

8.1.3 Common Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Common Member may be Transferred without restriction so long as such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents.

8.2 **Express Intention to Transfer**. After the consummation of any Permitted Transfer, no transferee of a Member's Interest shall have the right to become a substituted Member unless and until such transferee has satisfied the requirements set forth in Section 8.3 below to the satisfaction of the Manager, in its sole discretion.

8.3 **Admission of New Members**. No Transfer shall be binding on the Company unless (a) the transferee shall execute and acknowledge an instrument, in form and substance reasonably satisfactory to the remaining Members, whereby it agrees to assume and be bound by all of the covenants, terms and conditions of this Agreement from and after the effective date of such Transfer, (b) a duplicate original of such instrument duly executed and acknowledged by the parties thereto is delivered to the Company, (c) the transferee shall pay all reasonable out-of-pocket expenses in connection with its admission as a Member (including, without limitation, all transfer taxes payable in connection therewith), and (d) such Transfer will not (i) cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code; (ii) violate the registration requirements of the United States Securities Act of 1933, as amended from time to time, the United States Securities Exchange Act of 1934, as amended from time to time, or of any applicable state securities laws, rules or regulations; and (iii) require the Company to register as an investment company under the United States Investment Company Act of 1940, as amended from time to time. If a Member transfers all of its Interest pursuant to this Article 8, the transferee shall be admitted to the Company as a member of the Company upon the later to occur of (i) its delivery of the executed and acknowledged instrument described in subsection (a) of this Section 8.3 to the Company in accordance with clause (b) of this Section 8.3, and (ii) the payment to the Company by such transferee of the expenses set forth in clause (c) of this Section 8.3.

8.4 **Void Transfers**. To the fullest extent permitted by law, any Transfer made in violation of this Article 8 shall be of no force or effect and shall not bind or be recognized by the Company, and the transferring Member shall continue to be treated as a member for all purposes, and remain obligated under each and every provision, of this Agreement.

ARTICLE 9
ADDITIONAL CAPITAL CONTRIBUTIONS

9.1 **Additional Capital Contributions**. Any provision of this Agreement that permits a Member to pay or incur an expense or obligation of the Company is intended to benefit Common Member and Preferred Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and Common Member and Preferred Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement. If the Manager elects to request additional or supplemental capital or financing, including any additional Capital Contributions, for any reason (including to cause a Redemption in Full on the Mandatory Redemption Date), then the Manager shall request additional or supplemental financing from the Common Member (which request shall be deemed to have been given if a request for additional or supplemental capital or financing is given by the managing member of the Common Member to the Common Member's respective members). Only the Common Member shall have the right, but not the obligation, to fund such additional or supplemental

capital or financing. Any such additional Capital Contributions made by the Common Member shall be deemed part of the Common Equity Investment. Notwithstanding anything to the contrary contained in this Agreement, (i) the Common Member shall have no obligation to make contributions of cash or any other property to the Company other than the initial Common Equity Investment, and (ii) the Preferred Member shall have no right or obligation to make contributions of cash or any other property to the Company other than the Preferred Equity Investment.

ARTICLE 10
BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

10.1 **Maintenance of Books and Records**. The Company's books and records shall be maintained and made available to the Members for inspection at the principal place of business of the Company or at the offices of any provider of administrative or similar services to the Company as the Manager may select. The financial and accounting books and records of the Company may be maintained in accordance with such accounting procedures and principles as the Manager may deem appropriate.

10.2 **Bank Accounts**. The Manager shall open and thereafter maintain one or more separate bank accounts at a bank and branch to be selected by the Manager, in its sole discretion, in the name of the Company in which there shall be deposited all the funds of the Company. No funds of any other Person shall be deposited in such account, and the funds in such account shall be used solely for the business of the Company.

10.3 **Tax Matters Handled by the Manager**.

10.3.1 The Manager shall cause all Company tax returns to be timely filed with the applicable government authorities within allowable time periods, including extensions, and shall use reasonable efforts to provide such tax returns in a timely manner to the Members with the necessary information, including Schedule K-1s, with respect to the operations of the Company to allow the Members to file their own tax returns.

10.3.2 It is intended that the Company be treated as a partnership for federal income tax purposes and neither the Company nor any Member shall make any election (for tax purposes or otherwise) inconsistent with such treatment without the consent of all Members.

10.3.3 The Manager shall be the "partnership representative" of the Company (the "Partnership Representative") within the meaning of the federal partnership tax audit provisions of the Bipartisan Budget Act of 2015, referred to hereinafter as the "Partnership Audit Rules", and shall serve until a successor is appointed by the Members. The Partnership Representative shall have authority, at the Partnership Representative's sole discretion, to take any action that may be taken by a "partnership representative" under the Code; provided, however, that for each taxable year for which the Company qualifies to elect to have the Partnership Audit Rules not apply, the Partnership Representative shall cause the Company to do so, and shall notify each Member of such election. In particular, and not by way of limitation, the Partnership Representative is authorized to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for

professional services and costs associated therewith. Any direct or indirect costs and expenses incurred by the Partnership Representative, acting in his, her or its capacity as such, shall be deemed costs and expenses of the Company, and the Company shall reimburse the Partnership Representative for such amounts. Notwithstanding the authority granted to a partnership representative under the Code or any other provision in this Agreement, the Partnership Representative (i) shall not take any material action as Partnership Representative, including, without limitation, making any election permitted under the Partnership Audit Rules and settling or compromising any matter raised by the Internal Revenue Service, without the approval of each Member who would be materially and adversely affected, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) shall keep the other Members informed of, and give them the opportunity to participate in, all such matters.

10.3.4 Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about the Member, as is reasonably requested by the Partnership Representative, to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Manager). The obligations set forth in this Section 10.3.4 will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

10.4 **Reports**.

10.4.1 Within 120 days following the end of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial statements or information), the Company shall provide each Member with unaudited financial statements of the Company for such Fiscal Year. Not later than the due date therefor (including any applicable extensions), the Company shall provide to each Member copies of such information as may be required for U.S. federal, state, local and foreign tax reporting purposes, including copies of Schedule K-l ("Partner's Share of Income, Credits, Deductions, etc.") or any successor schedule or form, for such Member. If the Company elects to extend the due date for reporting tax information to Members, the Company shall use commercially reasonable efforts to provide the Members with estimates of applicable tax reporting information for each fiscal year by the original due date for such information. Subject to Section 13.23 hereof and Section 18-305 of the Act, the Manager shall use commercially reasonable efforts to deliver or otherwise make available to a Member such other information as is reasonably requested by such Member; provided, that such information may be obtained by the Manager without unreasonable expense or burden and is for purposes reasonably related to such Member's interest as a Member.

ARTICLE 11
TERMINATION AND DISSOLUTION

11.1 **Dissolution**. The Company shall be dissolved and its affairs wound up upon the first to occur of any of the following events:

11.1.1 the unanimous written agreement of all Members to dissolve the Company;

11.1.2 the sale, exchange or other transfer of all or substantially all of the Property; and

11.1.3 the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

The commencement of a bankruptcy by or against any Member shall not, in and of itself, result in the Dissolution of the Company or in the cessation of the Member being a member in the Company. The withdrawal or resignation of a Member or the Dissolution of a Member shall not, by itself, constitute a Dissolution of the Company.

11.2 **Statement of Intent to Dissolve**. To the extent contemplated by the Act, as soon as possible after the occurrence of any of the events specified in Section 11.1, the Company shall execute a statement of intent to dissolve in such form as prescribed by the Secretary of State.

11.3 **Conduct of Business**. Upon the Dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business in accordance with the Act, but the Company's separate existence shall continue in accordance with the Act. The Company shall terminate when (a) all of the assets of the Company shall have been distributed in the manner provided for in this Agreement and the Act, and (b) the Certificate of Formation shall have been cancelled in the manner provided for in the Act.

11.4 **Distribution of Net Proceeds**. The Members shall continue to distribute Available Cash and Net Capital Proceeds during the winding-up period in the same manner and the same priorities as provided for in Article 5. Subject to the Act, the proceeds from the liquidation of Company Property shall be applied in the following order:

11.4.1 to the payment of creditors, in the order of priority as provided by law;

11.4.2 to the establishment of such reserves that the Manager may reasonably deem necessary, appropriate or desirable for any contingent or unforeseen liabilities, debts or obligations of the Company arising out of or in connection with the Company operations; and

11.4.3 in the same manner and order as is set forth in Section 5.1.2.

It is expressly understood and agreed that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of claims against the Company so as to enable the Manager to minimize the losses that may result from a liquidation.

ARTICLE 12
INDEMNIFICATION OF MEMBERS, THE MANAGER AND THEIR AFFILIATES

12.1 **Indemnification of the Members**. To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Members and their respective members, officers, directors, employees, agents and Affiliates (each, an "Indemnitee") from and against any Losses arising out of or incidental to the Business of the Company, regardless of whether the Indemnitee continues to be a Member, officer, director, employee, agent or Affiliate of the Member at the time any such liability or expense is paid or incurred, but only to the extent (i) the Indemnitee's conduct did not constitute fraud, willful misconduct or gross negligence, and (ii) the Indemnitee acted in a good faith, commercially reasonable manner. The Company shall indemnify and hold harmless any Person providing any Lender Guaranties and Indemnities (each such Person, a "Loan Guarantor") to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities, unless such Losses are incurred as the result of the fraud, gross negligence or willful misconduct of the Loan Guarantor or its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, each Member shall indemnify and hold harmless any Loan Guarantor to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities as a result of such Member's or any of its Affiliate's fraud, gross negligence, willful misconduct.

12.2 **Guarantee of Company Indebtedness**. No Member shall enter into (or permit any Person related to a Member to enter into) any arrangement with respect to any liability of the Company that would result in such Member (or a Person related to such Member) under Regulations Section 1.752-4(b) bearing the economic risk of loss (within the meaning of Regulations Section 1.752-2) with respect to such liability, unless such arrangement has been consented to and approved by all of the Members. This Section 12.2 shall not prohibit the Common Member from making any additional Capital Contributions under Section 9.1.

12.3 **Expenses**. To the fullest extent permitted by law, expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding that is subject to Section 12.1, shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of evidence of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in Section 12.1.

12.4 **Assets of the Company**. Except to the extent any indemnification obligation arises as a result of a Member's or its Affiliate's fraud, gross negligence or willful misconduct pursuant to Section 12.1, (i) any indemnification under Section 12.1 shall be satisfied solely out of the assets of the Company, and (ii) subject to the Act, no Member shall be subject to personal liability for or shall be required to fund or cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE 13
UNILATERAL SALE RIGHT

13.1 **Unilateral Sale Right**. If, by the Mandatory Redemption Date, a Redemption in Full has not occurred, the Preferred Member shall have the unilateral right to market and sell the Property (the "Unilateral Sale Right"), provided, that (i) the minimum purchase price for any sale of the Property shall be for an amount such that the Net Capital Proceeds from such sale shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and (ii) any sale of the Property in connection with the Unilateral Sale Right must be an arms-length transaction on market terms, and the Property may not be sold to an Affiliate of the Preferred Member.

13.2 **Cooperation of the Members**. If the Preferred Member elects to exercise the Unilateral Sale Right, the Preferred Member may, but shall not be obligated to, cause the Manager to market, or engage real estate brokers to market, the Property on behalf of the Company. The Common Member, in its capacity as a member of the Company and as Manager, shall use commercially reasonable efforts to cooperate fully with the Preferred Member following the Preferred Member's election to exercise the Unilateral Sale Right, including by providing and executing any documents necessary to authorize and consummate a sale of the Property pursuant to the Unilateral Sale Right. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to a sale of the Property pursuant to the Unilateral Sale Right, the Common Member, in its capacity as a member of the Company and as Manager, shall have the unilateral right to sell the Property, refinance the Company indebtedness and/or otherwise recapitalize the Property, provided, that the Net Capital Proceeds from any of the foregoing transactions shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and the Preferred Member shall use commercially reasonable efforts to cooperate fully with any such transaction, including by providing and executing any documents necessary to authorize and consummate such sale.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1 **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Signature pages hereto that are delivered by facsimile or other electronic transmission method (including .pdf) shall be valid and effective for all purposes.

14.2 **Survival of Rights**. This Agreement shall be binding upon and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the Company and their respective heirs, legatees, legal representatives, successors, transferees and permitted assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

14.3 **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or

Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

14.4 **Notices**. In order to be effective, all notices, consents, approvals and disapprovals required or permitted by this Agreement to be given ("Notices") must be in writing and given by (a) personal delivery, (b) courier (with signed acknowledgment of receipt), (c) certified or registered mail, with return receipt requested, (d) overnight delivery service (such as FedEx or UPS, or (e) electronic mail transmission (provided that a confirmatory copy is sent by another method described in (a)-(d) within three (3) days thereafter), in each case to the address set forth below, or to such other address as such Member may specify from time to time in a written notice to the other Members. Any such notice, payment, demand or other communication shall be deemed to have been given or delivered upon receipt. Notices shall be valid only if served in the manner provided above. Notices may be sent by the attorneys for the respective parties, and each such Notice so served shall have the same force and effect as if sent by such party:

If to Preferred Member:	Lawler Realty, LLC [redacted]
With a copy to:	Heather Sunser Barclay Damon LLP [redacted]
If to Common Member:	VictoryBase Holdings LLC [redacted]
With a copy to:	Winstead PC [redacted]

14.5 **Construction**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

14.6 **Section Headings**. The captions of Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting the Agreement.

14.7 **GOVERNING LAW**. THIS AGREEMENT SHALL BE CONSTRUED ACCORDING WITH THE ACT AND THE OTHER INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW RULE OR PRINCIPLE THAT WOULD RESULT IN APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

14.8 **VENUE**. ANY ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY RIGHT ARISING OUT OF, THIS AGREEMENT WILL BE BROUGHT IN A COURT OF RECORD IN THE STATE OF NEW YORK, COUNTY OF JEFFERSON. PROCESS IN ANY ACTION OR PROCEEDING REFERRED TO IN THE PRECEDING SENTENCE MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

14.9 **WAIVER OF JURY TRIAL**. PREFERRED MEMBER AND COMMON MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVE, RELINQUISH AND FOREVER FORGO THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS AGREEMENT OR ANY CONDUCT, ACT OR OMISSION OF PREFERRED MEMBER OR COMMON MEMBER, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH PREFERRED MEMBER OR COMMON MEMBER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

14.10 **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

14.11 **Time of the Essence**. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement. Notwithstanding the foregoing, to the extent that any deadline, timeframe or other requirement is, by the terms of this Agreement, set to commence or end on a day that is not a Business Day, such deadline, timeframe or other requirement shall automatically be extended to commence or end on the date that is first Business Day thereafter.

14.12 **Members' Representations and Warranties**. Each Member hereby makes to the Company and the other Member the representations and warranties set forth on Exhibit B attached hereto and incorporated herein and acknowledges that the other Member is expressly relying thereon.

14.13 **Third Party Beneficiaries**. There are no third-party beneficiaries of this Agreement except such Persons as may be entitled to the benefits of Section 12.1.

14.14 **Assignment; Successors and Assigns**. Except in connection with a Transfer of a Member's Interest in the Company effected in accordance with Article 8, neither this Agreement nor any of the parties' respective rights or obligations hereunder may be assigned or otherwise

transferred by any party, whether by operation of law or otherwise, without the prior written consent of the other party, and any purported assignment or other transfer without such consent is void.

14.15 **Amendment**. This Agreement may only be amended, modified, changed, supplemented or terminated by written instrument executed by all of the parties hereto.

14.16 **Partition**. The Members agree that the Property and any Company Property that the Company may own or have an interest in is not suitable for partition. To the fullest extent permitted by law, each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Property in which the Company may at any time have a direct or indirect interest.

14.17 **Entire Agreement**. This Agreement and the Certificate of Formation constitute the entire agreement of the Members with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

14.18 **Waiver**. Any rights or obligations hereunder are only waived by written instrument signed by the party providing such waiver which states that it constitutes a waiver hereunder and specifies the provision hereof being waived. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.19 **Attorneys' Fees**. To the fullest extent permitted by law, (i) in the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute, (ii) the attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full, (iii) in addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post-judgment proceedings to collect or enforce the judgment, and (iv) this attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

14.20 **Confidentiality**. Each Member agrees that it shall not use, publish, disseminate, distribute or otherwise disclose all or any portion of the Confidential Information without the prior written approval of the Manager. In the event that a Member receives either a request to disclose any Confidential Information under the terms of a subpoena or order issued by a court or other governmental authority or advice of legal counsel that disclosure is required under applicable law, such Member agrees that, to the extent permitted by applicable law and reasonable practical, prior to disclosing any Confidential Information, it shall (i) immediately notify the Company of the existence and terms of, and the circumstances attendant to, such request or advice, (ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow any such request or to otherwise eliminate the need for such disclosure,

and (iii) if disclosure is required, cooperate with the Company to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information as is required to be disclosed. "Confidential Information" means any proprietary or confidential information of or relating to the Company, including, but not limited to, any business information, intellectual property, trade secrets or other information relating to the businesses, products, services, customers, assets or liabilities of the Company, except for any information that is generally available to the public (other than through a breach by the party disclosing the same of its obligations under this Agreement).

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMMON MEMBER:

VICTORYBASE HOLDINGS LLC,
a Texas limited liability company

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: ______________________
Name: Thomas Paquin
Title: Authorized Signatory

[*Signatures continue on the following page.*]

[*Signatures continued from the previous page.*]

PREFERRED MEMBER:

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
a New York limited liability company,
its sole member

By: ______________________________
Name: Corry Lawler
Title: Authorized Signatory

Exhibit A

PROPERTY LEGAL DESCRIPTION

ALL THAT TRACT OR PARCEL OF LAND situate northerly of Military Road in the Village of Sackets Harbor, County of Jefferson, and State of New York and being more particularly bounded and described as follows:

COMMENCING at an iron pipe found in the apparent northerly boundary of the aforesaid Military Road at the southeasterly corner of the second parcel described in lands conveyed to Kurt D. & Karin D. Norman (File Number 2003-8475) and running;

Thence North 60 degrees 26 minutes 23 seconds East along the apparent northerly boundary of the aforesaid Military Road a distance of 521.33 feet to a 5/8" iron rod set at its intersection with the easterly boundary of a 50' private right of way known as Creekside Lane and the Point of Beginning of the parcel herein described;

Thence North 42 degrees 41 minutes 38 seconds West along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 339.83 feet to a point; Thence North 47 degrees 14 minutes 24 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 121.09 feet to a point; Thence North 52 degrees 31 minutes 39 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 201.25 feet to a point;

Thence North 55 degrees 45 minutes 49 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 77.65 feet to a 5/8" iron rod set in the easterly boundary of Brady Road;

Thence northerly along the easterly boundary of the aforesaid Brady Road on a curve to the left, concave to the west, with a radius of 500.00 feet an arc length of 191.90 feet to a point, said curve having a chord bearing of North 38 degrees 21 minutes 53 seconds West and a chord distance of 190.70 feet;

Thence North 09 degrees 03 minutes 25 seconds East a distance of 46.04 feet to a 5/8" iron rod set;

Thence North 18 degrees 21 minutes 14 seconds West a distance of 200.45 feet to a 5/8" iron rod set;

Thence North 76 degrees 00 minutes 21 seconds West a distance of 362.55 feet to a 5/8" iron rod set;

Thence North 08 degrees 18 minutes 57 seconds East a distance of 145.13 feet to a point in a concrete sea wall located along Mill Creek;

Thence South 61 degrees 12 minutes 32 seconds East along said sea wall a distance of 58.48 feet to a point;

Thence South 65 degrees 48 minutes 57 seconds East continuing along said sea wall a distance of 434.49 feet to a point;

Thence South 43 degrees 51 minutes 05 seconds East continuing along said sea wall a distance of 333.36 feet to a point;

Thence South 42 degrees 26 minutes 38 seconds East continuing along said sea wall a distance of 253.10 feet to a point;

Thence South 37 degrees 29 minutes 33 seconds East continuing along said sea wall a distance of 390.35 feet to a point;

Thence South 45 degrees 47 minutes 12 seconds East continuing along said sea wall a distance of 135.56 feet to a point in said sea wall at its intersection with the apparent northerly boundary of the aforesaid Military Road;

Thence South 60 degrees 26 minutes 22 seconds West along the apparent northerly boundary of the aforesaid Military Road a distance of 156.16 feet to the Point of Beginning.

Exhibit B

REPRESENTATIONS AND WARRANTIES

1. Mutual Representations. Each of the Members on behalf of itself, severally, represents and warrants as of the date hereof to the other Members that:

(a) it has all necessary power and authority to execute and deliver, and perform its obligations under, this Agreement as a Member; this Agreement has been duly authorized, executed and delivered by such Member and the constituent members or Members of such Member; this Agreement constitutes the valid and legal binding obligation of each Member and is enforceable against each Member in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, moratorium and other similar laws of general applicability affecting creditors rights and general equity principles; and no consent or approval from any Governmental Authority or any third party is required in connection with the execution and delivery of this Agreement;

(b) neither the execution of this Agreement by a Member nor the performance by each Member of its obligations hereunder will, to the best of each Member's knowledge, (i) conflict with or result in a breach of, the terms, conditions or provisions of, or constitute a default by any Member under, any agreement by which a Member is bound, or (ii) violate any restriction, requirement, covenant or condition contained in any agreement to which a Member is bound, or (iii) violate or conflict with any provision of any law to which such Member is subject;

(c) it has not relied on any representations, warranties or promises (written or oral) with respect to the Company or the Property except as expressly set forth herein; and

(d) no funds or assets of any of Member constitutes property of, or are beneficially owned directly or indirectly, by any person subject to sanctions or trade restrictions under United States law ("Embargoed Person" or "Embargoed Persons") that are identified on (1) the "List of Specially Designated Nationals and Blocked Persons" maintained by the Office of Foreign Assets Control (OFAC), U.S. Department of the Treasury, and/or on any other similar list maintained by OFAC pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or regulation promulgated thereunder, with the result that the investment in the Company (whether directly or indirectly), is prohibited by law, or the Preferred Equity Investment made by Preferred Member would be in violation of law, or (2) Executive Order 13224 (September 23, 2001) issued by the President of the United States ("Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism"), any related enabling legislation or any other similar Executive Orders, and (b) no Embargoed Person has any direct interest or indirect interest, of any nature whatsoever in the Company, with the

result that the investment in the Company (whether directly or indirectly), is prohibited by law or the Preferred Equity Investment is in violation of law.

2. Investment Representations. Each Member hereby makes the following representations and warranties to each other Member and the Company as follows, which are acknowledged and agreed to constitute material representations to be relied upon in connection with the organization of the Company and the issuance of Interests:

(a) Such Member has full authority, power and capacity to execute, deliver and perform such Member's obligations under this Agreement.

(b) Such Member has duly authorized, executed and delivered this Agreement and has duly authorized the performance of such Member's obligations under this Agreement.

(c) Such Member's authorization, execution, delivery and performance under this Agreement do not and will not conflict with any document, agreement, order applicable to such Member or by which such Member or his or its property is bound.

(d) There is no litigation, arbitration or governmental investigation or proceeding pending or, to the knowledge of such Member, threatened against or affecting such Member or such Member's Affiliates that individually or when aggregated with one or more other such litigations, arbitrations or governmental investigations or proceedings has or might reasonably be expected to have a material adverse effect on such Member's ability to execute, deliver and perform this Agreement.

(e) The Member understands and acknowledges that its Interest has not been registered for sale under any federal or state securities law and must be held indefinitely unless subsequently registered or an exemption from such registration is available (or with respect to the Preferred Membership Interest, until such Interest is redeemed in accordance with the terms of this Agreement).

(f) Such Member (A) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Interest, (B) has been given or had access to sufficient information regarding the Company to evaluate the merits and risks of an investment in the Interest and (C) has concluded that such Member is able to bear the risks of an investment in the Interest.

(g) Such Member understands that the Interests are not traded and that no market is likely to exist for an Interest at the time of any desired resale. In addition, the Member understands that the transfer of an Interest is subject to certain restrictions set forth in this Agreement and under applicable federal and state securities laws.

(h) Either:

(i) The Member is an *"accredited investor"* as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; or

(ii) The Member represents and warrants that:

(A) such Member is a natural Person;

(B) such Member possesses such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of his or her investments in the Interests;

(C) such Member's financial condition is such that he or she can afford to bear the economic risk of holding the Interests for an indefinite period of time and has adequate means for providing for his or her current needs and personal contingencies;

(D) such Member can afford to suffer a complete loss of his or her investment in the Interests;

(E) all information which such Member has provided to the Company concerning himself or herself and his or her financial position is correct and complete as of the date of this Agreement and, if applicable, as of any later date on which the Member acquires any Interest; and

(F) such Member understands and has considered all risk factors related to the purchase of the Interests.

The foregoing representations and warranties shall survive the execution and delivery of this Agreement, any redemption of a Member's Interests, and any Dissolution of the Company.

Exhibit C

FORM OF

CERTIFICATE OF REDEMPTION

The undersigned (the "Preferred Member") hereby certifies that it is the holder of the Preferred Member Interest in VICTORYBASE NY1, LLC, a Texas limited liability company (the "Company"), and that concurrently herewith, all of the undersigned's Preferred Member Interest in the Company has been fully redeemed. From and after [_____________ ___, 202__] (the "Redemption Date"), the undersigned has no further interest in the Company. The undersigned does hereby release the Company and the Common Member in full from any and all claims arising from or relating to the undersigned's Preferred Member Interest in the Company other than as set forth in the preceding sentence. The undersigned further certifies that it has not heretofore sold, transferred, conveyed, assigned, encumbered or hypothecated any of the interest in the Company so redeemed. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Limited Liability Company Agreement of the Company dated [_____________ ___, 202__] (as amended, restated or otherwise modified from time to time, the "Agreement").

Dated: [_____________ ___, 202__]

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
a New York limited liability company,
its sole member

By: ______________________________
Name: Corry Lawler
Title: Authorized Signatory

EX1SA-6 MAT CTRCT 6 vb-253g2ex6z8.htm EXHIBIT 6.8

SUB-CONTROL AGREEMENT

This **SUB-CONTROL AGREEMENT** (this "Agreement") is made and entered into as of [__________] (the "Effective Date"), by and between VictoryBase Holdings, LLC, a Texas limited liability company ("VBH"), and VictoryBase Corporation, a Delaware corporation ("VBC").

Background:

A. VBH has the right to elect to control the residences (the "Residences") (the "Control Option") described in **Exhibit A** attached to the Master Control and Contribution Agreement, dated as of the Effective Date (the "Master Control Agreement"), by and among [_____], a [_____] [_____] ("Owner"), VBH, and VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), together with all improvements, fixtures, and appliances in the Residences (collectively, the "Property").

B. In exchange for VBC's payment of certain Control Fees (as defined below) to VBH, VBH has agreed to grant VBC the right to elect to control and occupy the Property, if VBH first elects to control the Property under the Master Control Agreement, during the term of this Agreement at VBC's sole option.

NOW, THEREFORE, the parties agree as follows:

1. **Master Control Agreement.** This Agreement is subject and subordinate to the Master Control Agreement in all respects. VBH represents, warrants and covenants that (i) the Master Control Agreement is in currently in full force and effect, and (ii) VBH is not aware of any default or event of default by VBH, Owner or VBRE under the Master Control Agreement. VBH shall make available a copy of the Master Control Agreement to VBC, with both VBH and VBC understanding that from time to time the Master Control Agreement may be amended, modified or restated. If the Master Control Agreement is terminated with respect to all or any Property, then this Agreement likewise shall be terminated with respect to such Property, but not otherwise.

2. **Control Option; Control Party.** During the term of this Agreement, if VBH elects to exercise its option to control the Property under the terms of the Master Control Agreement; then VBH hereby grants to VBC the right to elect to control and occupy the Property and to permit third parties to control and occupy the Property, in each case under the terms and conditions set forth in this Agreement, at VBC's sole option (the "Control Option"). VBC may exercise the Control Option by giving VBH written notice of VBC's intent to exercise the Control Option. As used in this Agreement, the term "Control Party" shall mean: (i) prior to VBC exercising the Control Option, VBH, and (ii) after VBC exercises the Control Option, VBC.

3. **Requisite Power and Authority of VBC.** By executing this Agreement, VBC represents and warrants to VBH that VBC has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and any other agreements required hereunder and to carry out their provisions. All action on VBC's part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the date hereof. Upon VBC's execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of VBC, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

4. **Term.** This Agreement will commence with respect to each Property on the commencement date set forth next to such Property on **Exhibit A** attached to the Master Control Agreement (as applicable, the "Commencement Date") and end on the one-year anniversary of the Effective Date (the "Termination Date"). This Agreement will automatically renew on a month-to-month basis on the same terms and conditions (except as provided in Section 7) unless either party provides written notice of termination to the other party at least thirty (30) days before the Termination Date or unless another Agreement is signed between the parties. Notwithstanding the foregoing, this Agreement will terminate immediately upon the termination of the Master Control Agreement.

5. **Notice of Termination.** If VBC exercises the Control Option, then VBC will provide VBH written notice of VBC's intent to vacate the Property and terminate this Agreement at least thirty (30) days before the Termination Date or the end of any renewal period of this Agreement, or else this Agreement will automatically renew on a month-to-month basis. If this Agreement is automatically renewed on a month-to-month basis, either party may terminate the renewal of this Agreement by providing written notice to the other party stating that the renewal of this Agreement will terminate on the date designated in the notice, but no sooner than thirty (30) days after the notice is given.

6. **Control Fee.** VBC will pay to VBH, with respect to each Property, a monthly control fee (as applicable, the "Control Fee") without demand, deduction, or offset (except as specifically provided to the contrary in this Agreement) in an amount equal to the Control Fee set forth next to such Property on **Exhibit A** attached to the Master Control Agreement. The Control Fee is due and payable on or before the last day of each month during the term of this Agreement. If the Commencement Date is not the first day of a month, the Control Fee payment for the first month will be prorated based on a thirty-day (30) period. VBH may later designate, in writing, another person or place to which VBC must remit amounts due under this Agreement. Acceptable forms of payment of Control Fee include wire transfer, interbank transfer, ACH, business check, money order, or cashier's check. VBC's failure to pay the first month's Control Fee in accordance with the terms of this Agreement is a default of this Agreement. VBH will apply all moneys received from VBC first to any non-Control Fee obligations of VBC.

7. **Control Fee Adjustments.** From time to time during the term of this Agreement, VBH and VBC may agree to adjust the Control Fee to an amount mutually acceptable to VBH and VBC.

8. **Utilities.** The Control Party will pay or cause to be paid all fees and costs for all utilities, including electricity, gas, water, wastewater, telephone, alarm-monitoring systems, and cable television, and for all costs for connecting or activating utilities during the term of this Agreement.

9. **Use of Property.** The Control Party will use the Property as a single family residence only.

10. **Owners' Association Rules.** The Control Party will comply with all owners' association rules and restrictive covenants affecting the Property. If VBC exercises the Control Option, then VBC will reimburse VBH for any fines or other charges assessed against VBH for VBC's violation of such rules or covenants.

11. **Access by Owner and VBH.** Owner or VBH or anyone authorized by Owner or VBH may enter the Property by reasonable means at reasonable times, without notice, to (i) inspect the Property for condition, (ii) make repairs, (iii) show the Property to prospective occupants, purchasers, governmental inspectors, fire marshals, lenders, appraisers, or insurance agents, (iv) exercise a contractual or statutory lien, (v) leave written notices, or (vi) seize nonexempt property after an event of default.

12. **Move-In Condition.** VBC has inspected and accepts the Property **AS IS** except for conditions materially affecting the safety or health of ordinary persons or unless expressly noted otherwise in this Agreement. VBH has made no express or implied warranties about the condition of the Property and no agreements have been made about future repairs unless specified in this Agreement. VBC is advised to prepare a written document noting any defects in or damage to the Property and deliver it to VBH within forty-eight (48) hours after VBC's exercise of the Control Option under this Agreement. VBC's failure to timely deliver the document will be deemed as VBC's acceptance of the Property in a clean and good condition, with no defects or damage. No such document is a request for maintenance or repairs.

13. **Property Maintenance and Repairs.** Owner will be responsible for all maintenance and routine repairs of the Property, except for damage caused by VBC or VBC's guests, family, or occupants, if VBC exercises the Control Option, which is governed by Section 14 below. If VBC exercises the Control Option, then VBC will use reasonable diligence in the care of the Property and agrees to accept such risk and to take all reasonable and proper measures to ensure the safety of VBC, its invitees, guests, agents or licensees from injury or loss. If VBC exercises the Control Option, then VBC will surrender the Property at the end of this Agreement or any renewal period in the same condition as when received, except for normal wear and tear. Normal wear and tear means deterioration that occurs without negligence, carelessness, accident, or abuse. Any items installed by VBC, including but not limited to additional smoke alarms, locks, fixtures, alarm systems, and cables, will become the property of Owner.

14. **Liability.** Except as required by applicable law, VBH will not be responsible to VBC or VBC's guests, family, or occupants for any damages, injuries, or losses to person or property caused by fire, flood, water leaks, ice, snow, hail, winds, explosion, smoke, interruption of utilities, theft, burglary, robbery, assault, vandalism, other persons, condition of the Property, or other occurrences or casualty losses, unless the damage or injury is caused by the gross negligence or willful misconduct of VBH. VBC will promptly reimburse VBH for any loss, property damage, or cost of repairs or service to the Property caused by negligence or by improper use by VBC or VBC's guests, family, or occupants, unless VBC has made repairs under the procedures in this Agreement. VBH may require advance payment of repairs for which VBC is liable. If VBC exercises the Control Option, then VBC should secure VBC's own insurance coverage for protection against liabilities and losses.

15. **Assignment and Sub-agreements.** Provided that no Event of Default shall have occurred and be continuing, VBC may assign or grant third parties the right to occupy the Property without VBH's prior consent. Under no circumstances will VBC be released from VBC's obligations in this Agreement by virtue of an assignment or grant of occupancy rights to third parties.

16. **Subordination.** This Agreement, VBC's occupancy rights hereunder, and all rights of VBC related to this Agreement or VBC's occupancy rights in the Property are and will be automatically subject, subordinate, and inferior to any lien or encumbrance now or later placed on the Property by VBH, to all advances made under any lien or encumbrance, to the interest payable on any lien or encumbrance, and to any and all renewals and extensions of any lien or encumbrance. This clause will be self-operative, but on VBH's request, VBC will execute a commercially reasonable subordination agreement in favor of holder(s) of any lien or encumbrance. Instead of having any lien or encumbrance be superior to this Agreement, a holder of any lien or encumbrance will have the right at any time to subordinate its lien or encumbrance to this Agreement. If requested by a successor-in-interest to all or part of VBH's interest in this Agreement, VBC will, without charge, attorn to the successor-in-interest. VBC will, within five (5) days after receiving a written request from VBH, execute and deliver an estoppel certificate satisfactory to VBH to those parties as reasonably requested by VBH. VBH's agent or any other broker to this transaction has not received any notice and does not have any knowledge that VBH is delinquent in payment of any lien against the Property or that the Property is posted for foreclosure.

17. **Condemnation.** If, during the term or any renewal of this Agreement, all of the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, this Agreement will terminate, and the Control Fee will be abated during the unexpired term of this Agreement, effective as of the date of taking. If less than all the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, VBH may, at its sole option, either terminate this Agreement or restore and reconstruct the Residence and other improvements situated on the Property at VBH's expense. If VBH does not terminate this Agreement but restores and reconstructs the Residence and other improvements situated on the Property, the Control Fee payable during the unexpired portion of this Agreement will be adjusted equitably. Any awards or payments made as a result of condemnation or eminent domain will be the sole property of VBH.

18. **Casualty Loss.** If, in VBH's opinion, the Property is substantially damaged by fire or other casualty loss, VBH may terminate this Agreement on reasonable notice to VBC. The Control Fee will be prorated to the date of termination and any deposit refunded less permitted deductions. Any proceeds, payment for damages, settlements, awards, or other amounts paid because of a casualty loss to the Property will be the sole property of VBH.

19. **Time of Essence.** Time is of the essence in this Agreement.

20. **Governing Law.** This Agreement will be governed by and interpreted under the laws of the state in which the Properties are located, regardless of any conflict-of-law rules. All obligations of this Agreement are to be performed in the county in which the Property is located. In any lawsuit involving contractual or statutory obligations of the parties, the prevailing party will be entitled to recover attorney fees and all other costs of litigation from the non-prevailing party. All amounts in any judgment will bear ten percent (10%) interest from the due date. Unless otherwise stated in this Agreement, all amounts owed by VBC are due on demand.

21. **Attorney Fees.** If either party is a prevailing party in any legal proceeding brought as a result of a dispute under this Agreement, that party will be entitled to recover from the non-prevailing party all costs of the proceeding and reasonable attorney fees, unless otherwise specifically prohibited by statute. The term "prevailing party" means the party that the court determines is the prevailing party, regardless of whether that party obtains any monetary, declaratory, injunctive, equitable, or nominal relief. For monetary claims, no award of damages is necessary for the court to determine that the party has prevailed. For nonmonetary claims, no equitable relief is necessary for the court to determine that the party has prevailed.

22. **Exhibits.** **Exhibit A** (Schedule of Property) to the Master Control Agreement is incorporated into this Agreement as if fully stated in this Agreement.

23. **Entire Agreement, Binding Effect, Waivers.** This Agreement represents the entire agreement between VBH and VBC. All understandings, discussions, and agreements previously made between the parties, written or oral, are superseded by this Agreement, and neither party is relying on any warranty, statement, or representation not contained in this Agreement. This Agreement will not be changed unless by written agreement. Any clause or addendum in this Agreement declared invalid by law will not terminate or invalidate the rest of this Agreement. This Agreement will be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. VBH's past delay, waiver, or non-enforcement of acceleration, contractual or statutory lien, Control Fee due date, or any other right will not be deemed to be a waiver of any other breach by VBC or any other term, condition, or covenant in this Agreement.

24. **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

25. **Single, Indivisible Agreement.** This Agreement constitutes one indivisible Agreement of the Property and not separate Agreements governed by similar terms. The Property constitutes one economic unit, and the Control Fee and all other provisions have been negotiated and agreed upon based on a right for VBC to elect to cause the demise of all of the Property to VBC as a single, composite, inseparable transaction and would have been substantially different had separate agreements or a divisible agreement been intended. Except as expressly provided in this Agreement for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Agreement apply equally and uniformly to all components of the Property collectively as one unit. The parties intend that the provisions of this Agreement shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible Agreement of all of the Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Agreement, this is one indivisible and non-severable Agreement and executory contract dealing with one legal and economic unit and that this Agreement must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Property. The parties may elect to amend this Agreement from time to time to modify the boundaries of the Property, to exclude one or more components or portions thereof, and/or to include one or more additional components as part of the Property, and any such future addition to the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force. Furthermore, under certain circumstances, one or more of the Residences hereunder may be removed from this Agreement and the corresponding portion of the Property will no longer be part of the Property and such reduction of the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force with respect to the balance of the Property. For the avoidance of doubt, the parties acknowledge and agree that this Section 25 is not intended to and shall not be deemed to limit, vitiate or supersede anything contained in Section 22 hereof.

26. **Removal and Addition of Properties**.

(a) In the event that, during the term of this Agreement, VBH identifies additional property as being available for occupancy by VBC and under the terms of this Agreement, and VBC accepts the addition of such property in writing, such additional property shall automatically constitute additional Property that VBC may elect to control and occupy under the terms of this Agreement without further action or amendment hereto, except for the revisions set forth in Section 26(c).

(b) In the event that, during the term of this Agreement, an event occurs which results in a Property no longer being subject to this Agreement, then this Agreement and VBC's obligation to pay Control Fee hereunder and all other obligations of VBH and VBC hereunder shall adjust proportionately, and **Exhibit A** to the Master Control Agreement shall be revised in accordance with Section 26(c).

(c) Contemporaneously with any of the events set forth in this Section 26, VBH shall prepare or cause to be prepared a revised **Exhibit A** to the Master Control Agreement, and make the same available to VBC for VBC's written approval.

27. **Amendment**. This Agreement may not be amended except by a written agreement executed by all parties hereto.

THIS IS INTENDED TO BE A LEGAL AGREEMENT BINDING AFTER FINAL ACCEPTANCE. READ IT CAREFULLY. IF YOU DO NOT UNDERSTAND THE EFFECT OF THIS AGREEMENT, CONSULT AN ATTORNEY BEFORE SIGNING.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBH:

VICTORYBASE HOLDINGS, LLC

By: ________________________________
Thomas Paquin, President

Address: [redacted]

VBC:

VICTORYBASE CORPORATION

By: ________________________________
Thomas Paquin, President

Address: [redacted]

EX1SA-6 MAT CTRCT 4 vb-253g2ex6z6.htm EXHIBIT 6.6

Master Control and Contribution Agreement

This **Master Control and Contribution Agreement** (this "Agreement") is made and entered into as of [_____] (the "Effective Date"), by and among [_____], a [_____] [_____] ("Owner"), VictoryBase Holdings, LLC, a Texas limited liability company ("VBH"), and [_____], a [_____] [_____] ("Contributor(s)").

Background:

A. Owner owns the residences described in **Exhibit A** attached to this Agreement (the "Residences"), together with all improvements, fixtures, and appliances in the Residences (collectively, the "Property").

B. Contributor(s) is or will become a member of Owner.

C. VBH desires to acquire stabilized and cash flowing properties to reduce development and occupancy risks.

D. In exchange for VBH's payment of certain Control Fees (as defined below) to Owner, (i) Owner has agreed to grant VBH the right to elect to control and occupy the Property during the Term of this Agreement at VBH's sole option, and (ii) Contributor(s) has granted VBH the option to require Contributor(s) to contribute its membership interests of Owner to VBH, in each case under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. **Control Option; Control Party.** During the term of this Agreement, Owner hereby grants to VBH the right to elect to control and occupy the Property and to permit third parties to control and occupy the Property, in each case under the terms and conditions set forth in this Agreement, at VBH's sole option (the "Control Option"). VBH may exercise the Control Option by giving Owner written notice of its intent to exercise the Control Option. As used in this Agreement, the term "Control Party" shall mean: (i) prior to VBH exercising the Control Option, Owner, and (ii) after VBH exercises the Control Option, VBH.

2. **Contribution Option.** At any time during the term of this Agreement, VBH shall have the option (the "Contribution Option") to require Contributor(s) to contribute to VBH 100% of Contributor(s)'s membership interests of Owner (the "Contributor(s) Ownership") by giving written notice to Contributor(s) that VBH desires to exercise the Contribution Option. Within thirty (30) days of VBH receiving notice that VBH has exercised the Contribution Option, Contributor(s) shall convey the Contributor(s) Ownership to VBH (as applicable, the "Contribution"). In exchange for the Contribution, VBH will issue to Contributor(s) Class A Units (as defined in the Limited Liability Company Agreement of VBH, dated December 9, 2020 (the "LLC Agreement")) of VBH, in an amount determined as set forth below in this Section 2. Notwithstanding the foregoing, if mutually acceptable to VBH and Contributor(s), VBH may return capital invested by Contributor(s) in lieu of issuing all or any portion of the Class A Units of VBH. The number of Class A Units issuable to Contributor(s) under this Section 2 will be determined in accordance with the following equation:

$$X = A * (B - C - D) / E$$

Where:

X	=	number of new Class A Units issuable to Contributor(s) upon the Contribution;
A	=	total number of Class A Units and Class B Units (as such terms are defined in the LLC Agreement) of VBH issued and outstanding immediately prior to the Contribution;
B	=	fair market value of the Contributor(s) Ownership immediately prior to the Contribution;
C	=	the amount of any return of capital (cash) returned to Contributor(s) by VBH in connection with the Contribution;
D	=	any indebtedness of Owner or Contributor(s) or other liability, in each case solely to the extent (i) assumed by VBH in connection with the Contribution, and (ii) not already considered in determining the fair market value of the Contributor(s) Ownership under Item "B" above; and
E	=	fair market value of 100% of the membership interests VBH immediately prior to the Contribution.

If the foregoing equation results in X being a number less than or equal to zero, then no additional Class A Units will be issued to Contributor(s) upon the Contribution.

For avoidance of doubt, nothing in this Agreement shall limit Contributor(s)'s right to incur indebtedness, including indebtedness secured by the Property, refinance such indebtedness, or distribute the proceeds of such refinancing transactions prior to contributing its interests in Contributor(s) to VBH in connection with a Contribution.

3. **Representations and Warranties of Contributor(s).** By executing this Agreement, Contributor(s) represents and warrants to VBH as follows:

(a) Requisite Power and Authority. Contributor(s) has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and any other agreements required hereunder and to carry out their provisions. All action on Contributor(s)'s part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the date hereof. Upon Contributor(s)'s execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Contributor(s), enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Contributor(s) understands that the Class A Units issuable upon the Contribution have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Contributor(s) also understands that the Class A Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Contributor(s)'s representations contained in this Agreement.

(c) No Market and Continued Economic Risk. Contributor(s) acknowledges and agrees that there is currently no public market for the Class A Units and that there is no guarantee that a liquid market for resale of the Class A Units will ever exist. Contributor(s) must bear the economic risk of this investment indefinitely, and VBH has no obligation to take any steps with respect to facilitating active trading of the Class A Units. Contributor(s) acknowledges that Contributor(s) is able to bear the economic risk of losing Contributor(s)'s entire investment in the Class A Units. Contributor(s) also understands that an investment in VBH involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the acquisition of the Class A Units.

(d) Accredited Investor Status or Investment Limits. Contributor(s) represents that Contributor(s) is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Contributor(s) represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(e) Unitholder information. Within five (5) days after receipt of a request from VBH, Contributor(s) hereby agrees to provide such information with respect to its status as a member (or potential member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which VBH is or may become subject. **Contributor(s) further agrees that in the event it transfers any Class A Units, it will require the transferee of such Class A Units to agree to provide such information to VBH as a condition of such transfer.**

(f) Company Information. Contributor(s) understands that VBH is subject to all the risks that apply to early-stage companies. Contributor(s) has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss VBH's business, management and financial affairs with officers and management of VBH and has had the opportunity to review VBH's operations and facilities. Contributor(s) has also had the opportunity to ask questions of and receive answers from VBH and its management regarding the terms and conditions of this investment. Contributor(s) acknowledges that except as set forth herein, no representations or warranties have been made to Contributor(s), or to Contributor(s)'s advisors or representative, by VBH or others with respect to the business or prospects of VBH or its financial condition.

(g) Domicile. Contributor(s) maintains Contributor(s)'s domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(h) No Brokerage Fees. There are no claims for brokerage commission, finders' fees or similar compensation incurred by Contributor(s) in connection with the transactions contemplated by this Agreement or related documents based on any arrangement or agreement entered into or binding upon Contributor(s).

4. **Term.** This Agreement will commence with respect to each Property on the commencement date set forth next to such Property on **Exhibit A** attached hereto (as applicable, the "Commencement Date") and end on the earlier of (i) the one-year anniversary of the Effective Date, or (ii) the date of the Contribution (such earlier date, the "Termination Date"). This Agreement will automatically renew on a month-to-month basis on the same terms and conditions (except as provided in Section 7) unless either party provides written notice of termination to the other party at least thirty (30) days before the Termination Date or unless another Agreement is signed between the parties.

5. **Notice of Termination.** If VBH exercises the Control Option, then VBH will provide Owner written notice of VBH's intent to vacate and terminate this Agreement at least thirty (30) days before the Termination Date or the end of any renewal period of this Agreement, or else this Agreement will automatically renew on a month-to-month basis. If this Agreement is automatically renewed on a month-to-month basis, either party may terminate the renewal of this Agreement by providing written notice to the other party stating that the renewal of this Agreement will terminate on the date designated in the notice, but no sooner than thirty (30) days after the notice is given. Upon any such termination while the Property is subject to one or more Base Agreements between VBH and a resident of one or more Residences, the parties will cause the applicable Base Agreements to be assigned to Owner.

6. **Control Fee.** VBH will pay to Owner, with respect to each Property, a monthly control fee (the "Control Fee") without demand, deduction, or offset (except as specifically provided to the contrary in this Agreement) in an amount equal to the monthly Control Fee set forth next to such Property on **Exhibit A** attached hereto. The Control Fee is due and payable on or before the last day of each month during the term of this Agreement. If the Commencement Date is not the first day of a month, the Control Fee payment for the first month will be prorated based on a thirty-day (30) period. Owner may later designate, in writing, another person or place to which VBH must remit amounts due under this Agreement. Acceptable forms of payment of Control Fee include wire transfer, interbank transfer, ACH, business check, money order, or cashier's check. VBH's failure to pay the first month's Control Fee in accordance with the terms of this Agreement is a default of this Agreement. Owner will apply all moneys received from VBH first to any non-Control Fee obligations of VBH.

7. **Control Fee Adjustments.** From time to time during the term of this Agreement, Owner and VBH may agree to adjust the Control Fee to an amount mutually acceptable to Owner and VBH.

8. **Utilities.** The Control Party will pay or cause to be paid all fees and costs for all utilities, including electricity, gas, water, wastewater, telephone, alarm-monitoring systems, and cable television, and for all costs for connecting or activating utilities during the term of this Agreement.

9. **Use of Property.** The Control Party will use the Property as a single-family residence only. If VBH exercises the Control Option, Owner acknowledges and agrees that VBH may enter into sub-Control Agreements with respect to the Property (who may in turn likewise grant third parties the right to control and occupy the property), and that at all times, the Property will be used only as a single-family residence.

10. **Owners' Association Rules.** The Control Party will comply with all owners' association rules and restrictive covenants affecting the Property. If VBH exercises the Control Option, then VBH will reimburse Owner for any fines or other charges assessed against Owner for VBH's violation of such rules or covenants.

11. **Access by Owner.** Owner or anyone authorized by Owner may enter the Property by reasonable means at reasonable times, without notice, to (i) inspect the Property for condition, (ii) make repairs, (iii) show the Property to prospective occupants, purchasers, governmental inspectors, fire marshals, lenders, appraisers, or insurance agents, (iv) exercise a contractual or statutory lien, (v) leave written notices, or (vi) seize nonexempt property after an event of default.

12. **Move-In Condition.** VBH has inspected and accepts the Property **AS IS** except for conditions materially affecting the safety or health of ordinary persons or unless expressly noted otherwise in this Agreement. Owner has made no express or implied warranties about the condition of the Property and no agreements have been made about future repairs unless specified in this Agreement. VBH is advised to prepare a written document noting any defects in or damage to the Property and deliver it to Owner within forty-eight (48) hours after VBH's exercise of the Control Option. VBH's failure to timely deliver the document will be deemed as VBH's acceptance of the Property in a clean and good condition, with no defects or damage. No such document is a request for maintenance or repairs.

13. **Property Maintenance and Repairs.** Owner will be responsible for all maintenance and routine repairs of the Property, except for damage caused by VBH or VBH's guests, family, or occupants, if VBH exercises the Control Option, which is governed by Section 14 below. If VBH exercises the Control Option, then VBH will use reasonable diligence in the care of the Property and agrees to accept such risk and to take all reasonable and proper measures to ensure the safety of VBH, its invitees, guests, agents or licensees from injury or loss. If VBH exercises the Control Option, then VBH will surrender the Property at the end of this Agreement or any renewal period in the same condition as when received, except for normal wear and tear. Normal wear and tear means deterioration that occurs without negligence, carelessness, accident, or abuse. Any items installed by VBH, including but not limited to additional smoke alarms, locks, fixtures, alarm systems, and cables, will become the property of Owner.

14. **Liability.** Except as required by applicable law, Owner will not be responsible to VBH or VBH's guests, family, or occupants for any damages, injuries, or losses to person or property caused by fire, flood, water leaks, ice, snow, hail, winds, explosion, smoke, interruption of utilities, theft, burglary, robbery, assault, vandalism, other persons, condition of the Property, or other occurrences or casualty losses, unless the damage or injury is caused by the gross negligence or willful misconduct of Owner. VBH will promptly reimburse Owner for any loss, property damage, or cost of repairs or service to the Property caused by negligence or by improper use by VBH or VBH's guests, family, or occupants, unless VBH has made repairs under the procedures in this Agreement. Owner may require advance payment of repairs for which VBH is liable. If VBH exercises the Control Option, then VBH should secure VBH's own insurance coverage for protection against liabilities and losses.

15. **Assignment and Sub-agreements.** Provided that no Event of Default shall have occurred and be continuing, VBH may assign or grant third parties the right to occupy the Property without Owner's prior consent. Under no circumstances will VBH be released from VBH's obligations in this Agreement by virtue of an assignment or grant of occupancy rights to third parties.

16. **Subordination.** This Agreement, VBH's occupancy rights hereunder, and all rights of VBH related to this Agreement or VBH's occupancy rights in the Property are and will be automatically subject, subordinate, and inferior to any lien or encumbrance now or later placed on the Property by Owner, to all advances made under any lien or encumbrance, to the interest payable on any lien or encumbrance, and to any and all renewals and extensions of any lien or encumbrance. This clause will be self-operative, but on Owner's request, VBH will execute a commercially reasonable subordination agreement in favor of holder(s) of any lien or encumbrance. Instead of having any lien or encumbrance be superior to this Agreement, a holder of any lien or encumbrance will have the right at any time to subordinate its lien or encumbrance to this Agreement. If requested by a successor-in-interest to all or part of Owner's interest in this Agreement, VBH will, without charge, attorn to the successor-in-interest. VBH will, within five (5) days after receiving a written request from Owner, execute and deliver an estoppel certificate satisfactory to Owner to those parties as reasonably requested by Owner. Owner's agent or any other broker to this transaction has not received any notice and does not have any knowledge that Owner is delinquent in payment of any lien against the Property or that the Property is posted for foreclosure.

17. **Condemnation.** If, during the term or any renewal of this Agreement, all of the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, this Agreement will terminate, and the Control Fee will be abated during the unexpired term of this Agreement, effective as of the date of taking. If less than all the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, Owner may, at its sole option, either terminate this Agreement or restore and reconstruct the Residence and other improvements situated on the Property at Owner's expense. If Owner does not terminate this Agreement but restores and reconstructs the Residence and other improvements situated on the Property, the Control Fee payable during the unexpired portion of this Agreement will be adjusted equitably. Any awards or payments made as a result of condemnation or eminent domain will be the sole property of Owner.

18. **Casualty Loss.** If, in Owner's opinion, the Property is substantially damaged by fire or other casualty loss, Owner may terminate this Agreement on reasonable notice to VBH. Control Fee will be prorated to the date of termination and any deposit refunded less permitted deductions. Any proceeds, payment for damages, settlements, awards, or other amounts paid because of a casualty loss to the Property will be the sole property of Owner.

19. **Time of Essence.** Time is of the essence in this Agreement.

20. **Governing Law.** This Agreement will be governed by and interpreted under the laws of the state in which the Properties are located, regardless of any conflict-of-law rules. All obligations of this Agreement are to be performed in the county in which the Property is located. In any lawsuit involving contractual or statutory obligations of Owner or VBH, the prevailing party will be entitled to recover attorney fees and all other costs of litigation from the nonprevailing party. All amounts in any judgment will bear ten percent (10%) interest from the due date. Unless otherwise stated in this Agreement, all amounts owed by VBH are due on demand.

21. **Attorney Fees.** If Owner or VBH is a prevailing party in any legal proceeding brought as a result of a dispute under this Agreement, that party will be entitled to recover from the non-prevailing party all costs of the proceeding and reasonable attorney fees, unless otherwise specifically prohibited by statute. The term "prevailing party" means the party that the court determines is the prevailing party, regardless of whether that party obtains any monetary, declaratory, injunctive, equitable, or nominal relief. For monetary claims, no award of damages is necessary for the court to determine that the party has prevailed. For nonmonetary claims, no equitable relief is necessary for the court to determine that the party has prevailed.

22. **Exhibits. Exhibit A** (Schedule of Property) is incorporated into this Agreement as if fully stated in this Agreement.

23. **Entire Agreement, Binding Effect, Waivers.** This Agreement represents the entire agreement between Owner and VBH. All understandings, discussions, and agreements previously made between the parties, written or oral, are superseded by this Agreement, and neither party is relying on any warranty, statement, or representation not contained in this Agreement. This Agreement will not be changed unless by written agreement. Any clause or addendum in this Agreement declared invalid by law will not terminate or invalidate the rest of this Agreement. This Agreement will be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. Owner's past delay, waiver, or non-enforcement of acceleration, contractual or statutory lien, Control Fee due date, or any other right will not be deemed to be a waiver of any other breach by VBH or any other term, condition, or covenant in this Agreement.

24. **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

25. **Single, Indivisible Agreement.** This Agreement constitutes one indivisible Agreement of the Property and not separate Agreements governed by similar terms. The Property constitutes one economic unit, and the Control Fee and all other provisions have been negotiated and agreed upon based on a right for VBH to elect to cause the demise of all of the Property to VBH as a single, composite, inseparable transaction and would have been substantially different had separate agreements or a divisible agreement been intended. Except as expressly provided in this Agreement for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Agreement apply equally and uniformly to all components of the Property collectively as one unit. The parties intend that the provisions of this Agreement shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible Agreement of all of the Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Agreement, this is one indivisible and non-severable Agreement and executory contract dealing with one legal and economic unit and that this Agreement must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Property. The parties may elect to amend this Agreement from time to time to modify the boundaries of the Property, to exclude one or more components or portions thereof, and/or to include one or more additional components as part of the Property, and any such future addition to the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force. Furthermore, under certain circumstances, one or more of the Residences hereunder may be removed from this Agreement and the corresponding portion of the Property will no longer be part of the Property and such reduction of the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force with respect to the balance of the Property. For the avoidance of doubt, the parties acknowledge and agree that this Section 25 is not intended to and shall not be deemed to limit, vitiate or supersede anything contained in Section 22 hereof.

26. **Removal and Addition of Properties**.

(a) In the event that, during the term of this Agreement, Owner identifies additional property as being available for occupancy by VBH and under the terms of this Agreement, and VBH accepts the addition of such property in writing, such additional property shall automatically constitute additional Property that VBH may elect to control and occupy under the terms of this Agreement without further action or amendment hereto, except for the revisions set forth in Section 26(c).

(b) In the event that, during the term of this Agreement, an event occurs which results in a Property no longer being subject to this Agreement, then this Agreement and VBH's obligation to pay Control Fee hereunder and all other obligations of Owner and VBH hereunder shall adjust proportionately, and **Exhibit A** shall be revised in accordance with Section 26(c).

(c) Contemporaneously with any of the events set forth in this Section 26, Owner shall prepare or cause to be prepared a revised **Exhibit A**, and make the same available to VBH for VBH's written approval.

27. **Amendment**. This Agreement may not be amended except by a written agreement executed by all parties hereto.

28. **Fair Market Value.** Any time the term "fair market value" or similar terms are used in this Agreement, such value shall be determined by (or established based upon a methodology determined by) mutual agreement of Contributor(s) and VBH.

THIS IS INTENDED TO BE A LEGAL AGREEMENT BINDING AFTER FINAL ACCEPTANCE. READ IT CAREFULLY. IF YOU DO NOT UNDERSTAND THE EFFECT OF THIS AGREEMENT, CONSULT AN ATTORNEY BEFORE SIGNING.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBH:

VICTORYBASE HOLDINGS, LLC

By: ______________________________
Thomas Paquin, President

Address: [redacted]

OWNER:

[_____]

By: ______________________
Name: ______________________
Title: ______________________

Address: ______________________
____

CONTRIBUTOR(S):

VICTORYBASE RE, LLC

By: ______________________
Name: ______________________
Title: ______________________

Address: ______________________
____

Exhibit A

Schedule of Property

No.	Street Address of Property	Commencement Date	Monthly Control Fee